FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of July, 2016

Commission File Number: 001-09531

Telefónica, S.A.

(Translation of registrant’s name into English)

Distrito Telefónica, Ronda de la Comunicación s/n,

28050 Madrid, Spain

3491-482-8700

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐            No   ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐            No   ☒

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes  ☐            No   ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Telefónica, S.A.

Item		Sequential Page Number
1.	Quarterly Results of Telefónica Group: January- June 2016	2

FINANCIAL HIGHLIGHTS

•	Solid value growth: LTE (2.1x year-on-year), smartphones (+18%), fibre + VDSL (+31%) and TV (+5%).

•	Quarterly revenues reached 12,723 million euros (-0.2% organic year-on-year; -7.7% reported).

•	Service revenues posted solid growth of +1.5% organic year-on-year; handset revenues -18.0% year-on-year.

•	Broadband connectivity revenues increased by 15.3% organic year-on-year in April-June.

•	Growth of OIBDA in the quarter to 3,918 million euros (+0.8% organic; -7.1% reported).

•	Solid margin (30.8%; +0.3 percentage points organic year-on-year); capture of synergies and efficiencies.

•	CapEx for the semester (+2.9% organic year-on-year) was focused on the transformation of networks and systems. Operating cash flow (OIBDA-CapEx) increased by 3.3% organic year-on-year.

•	32.9 million homes passed with fibre (+14% year-on-year); 55% LTE coverage (84% in Europe).

•	During the first six months, free cash flow increased to 815 million euros and net income to 1,241 million euros (0.23 euros per share).

•	Net financial debt stood at 52,568 million euros after the dividend payment in the quarter.

•	Telefónica reiterated its 2016 guidance and dividend and the leverage ratio for the mid-term.

•	T. España maintained a positive trend in line with the new growth cycle and the commercial activity improved, with a widespread reduction of churn. The initial savings from the employment suspension plan contributed to the OIBDA year-on-year growth (+2.6% year-on-year excluding non-recurrents). Operating cash flow returned to growth for the first time since the third quarter of 2013.

•	T. Brasil maintained solid financial results with year-on-year growth of revenue, OIBDA, operating cash flow (+35.3% organic year-on-year in the quarter) and margins expansion thanks to its data-centric and quality strategy along with the capture of synergies and efficiencies.

•	T. Deutschland continued to present an increase in its profitability and growth of operating cash flow (+17.3% year-on-year in the quarter) in a context of higher competitive intensity in particular segments. In parallel, further progress was made in the integration of E-Plus and generation of synergies.

•	T. UK posted its best commercial performance in the last 6 quarters (net mobile additions of 240 thousand), leveraging the O2 brand recognition, the success of its commercial offering and the high customer base loyalty.

•	T. Hispanoamérica, one growth driver of the Group, continued to make progress in implementing its value-focussed strategy, thus enabling the expansion of year-on-year revenues, underpinned by the fixed business (+16.1% organic in the quarter). Profitability was affected by the higher level of competition and commercial effort in some markets.

Comments from José María Álvarez-Pallete, Executive Chairman:

“Our second quarter results reflect the benefits of Telefónica’s structural transformation, which allowed us to build the future, driving our innovative capabilities and Big Data. The network improvements through excellent connectivity, together with the differentiation and quality of our products and services, have been key to the success of our commercial activity, focused on value, and improved customer loyalty.

All this is reflected in the continued profitable growth another quarter, which along with the capture of synergies and efficiencies, was the main growth lever for service revenue, OIBDA, operating cash flow and margin expansion.

These results and the expected improvement of free cash flow generation in the second half of the year, allow us to confirm 2016 guidance, including the dividend (0.75 euros per share) and the leverage ratio in the mid-term.”

TELEFÓNICA

SELECTED FINANCIAL DATA

Unaudited figures (Euros in millions)

	January - June	% Chg		April - June	% Chg
	2016	Reported	Organic	2016	Reported	Organic
Revenues	25,235	(7.1)	1.3	12,723	(7.7)	(0.2)
Telefónica España (1)	6,328	5.4	0.0	3,202	2.5	(0.1)
Telefónica Deutschland	3,691	(4.1)	(4.1)	1,834	(5.9)	(5.9)
Telefónica UK	3,464	(8.9)	(3.2)	1,712	(12.3)	(4.4)
Telefónica Brasil (2)	5,087	(11.3)	0.8	2,656	(9.8)	0.9
Telefónica Hispanoamérica	6,015	(15.7)	7.5	2,961	(14.6)	3.6
Other companies & eliminations	650	3.7		359	1.5

OIBDA	7,756	(6.4)	3.1	3,918	(7.1)	0.8
Telefónica España (1)	2,583	(0.1)	1.5	1,317	0.9	1.1
Telefónica Deutschland	850	(2.2)	1.7	458	(0.7)	1.8
Telefónica UK	918	(5.4)	0.6	456	(11.8)	(4.0)
Telefónica Brasil (2)	1,647	(6.4)	7.0	842	(8.4)	5.8
Telefónica Hispanoamérica	1,701	(20.9)	(1.2)	836	(18.5)	(3.4)
Other companies & eliminations	57	c.s.		10	c.s.

OIBDA margin	30.7%	0.2 p.p.	0.5 p.p.	30.8%	0.2 p.p.	0.3 p.p.
Telefónica España (1)	40.8%	(2.3 p.p. )	0.6 p.p.	41.1%	(0.6 p.p. )	0.5 p.p.
Telefónica Deutschland	23.0%	0.5 p.p.	1.4 p.p.	25.0%	1.3 p.p.	1.9 p.p.
Telefónica UK	26.5%	1.0 p.p.	1.0 p.p.	26.6%	0.2 p.p.	0.1 p.p.
Telefónica Brasil (2)	32.4%	1.7 p.p.	1.9 p.p.	31.7%	0.5 p.p.	1.5 p.p.
Telefónica Hispanoamérica	28.3%	(1.9 p.p. )	(2.5 p.p. )	28.2%	(1.3 p.p. )	(2.0 p.p. )

Operating Income (OI)	3,083	(10.9)	4.6	1,567	(12.0)	(1.5)

Net income	1,241	(42.1)		693	(54.5)
Basic earnings per share (euros)	0.23	(45.2)		0.13	(55.6)

CapEx	3,654	(33.7)	2.9	1,959	(45.8)	0.2
Telefónica España (1)	889	0.0	4.1	463	(2.8)	1.2
Telefónica Deutschland	433	(73.9)	(7.1)	213	(85.2)	(12.5)
Telefónica UK	415	0.0	6.3	223	10.1	19.9
Telefónica Brasil (2)	792	(17.5)	(12.4)	445	(21.4)	(12.2)
Telefónica Hispanoamérica	1,015	(31.1)	20.3	556	(34.7)	12.4
Other companies & eliminations	109	(3.5)		59	(27.6)

Spectrum	10	(99.4)	n.m.	8	(99.4)	n.m.
Telefónica España (1)	7	(85.7)	n.m.	7	(74.0)	n.m.
Telefónica Deutschland	3	(99.8)	n.m.	1	(99.9)	n.m.
Telefónica UK	—	—	—	—	—	—
Telefónica Brasil (2)	—	—	—	—	—	—
Telefónica Hispanoamérica	—	—	—	—	—	—

OpCF (OIBDA-CapEx)	4,102	47.6	3.3	1,959	n.m.	1.4
Telefónica España (1)	1,694	(0.2)	0.2	854	3.0	1.0
Telefónica Deutschland	417	c.s.	11.7	245	c.s.	17.3
Telefónica UK	502	(9.5)	(3.7)	233	(26.0)	(19.4)
Telefónica Brasil (2)	855	7.1	33.6	398	12.6	35.3
Telefónica Hispanoamérica	686	1.1	(24.8)	280	61.9	(30.0)
Other companies & eliminations	(52)	(67.6)		(50)	(45.4)

•	Reconciliation included in the excel spreadsheets.

Notes:

•	Since the second quarter of 2016 Telefónica’s operations in the United Kingdom are no longer reported as discontinued operations within Telefónica Group and all its assets and liabilities have ceased to be reported as “held for sale”, and have been reclassified back into full consolidation within Telefónica Group financial statements, in compliance with International Financial Reporting Standards (IFRS). For comparative purposes, the results of Grupo Telefónica of 2015 and the first quarter of 2016 are reported following the same criteria.

•	2015 and 2016 reported figures include hyperinflationary adjustments in Venezuela in both years.

•	Organic criteria: Assumes constant exchange rates as of 2015 (average FX in 2015) and considers constant perimeter of consolidation. In OIBDA and OI terms, excludes write-downs, capital gains/losses from the sale of companies, tower sales, material non-recurring impacts and restructuring costs. CapEx also excludes investment in spectrum.

•	OIBDA and OI are presented before brand fees and management fees.

•	OIBDA margin calculated as OIBDA over revenues.

(1)	DTS has been consolidated since 1 May 2015.
(2)	GVT has been consolidated since 1 May 2015.

The financial information related to January-June 2016 contained in this document has been prepared under International Financial Reporting Standards (IFRS), as adopted by the European Union, which do not differ for the purposes of the Telefónica Group, from IFRS as issued by the International Accounting Standards Board (IASB).

Telefónica’s management model, regional and integrated, means that the legal structure of the companies is not relevant for the release of Group financial information, and therefore, the operating results of each of these business units are presented independently, regardless of their legal structure. For the purpose of presenting information on a business unit basis, revenue and expenses arising from invoicing among companies within Telefónica’s perimeter of consolidation for the use of the brand and management contracts have been excluded from the operating results for each business unit. This breakdown of the results does not affect Telefónica’s consolidated earnings.

The English language translation of the consolidated financial statements originally issued in Spanish has been prepared solely for the convenience of English speaking readers. Despite all the efforts devoted to this translation, certain omissions or approximations may subsist. Telefónica, its representatives and employees decline all responsibility in this regard. In the event of a discrepancy, the Spanish-language version prevails.

01

CONSOLIDATED RESULTS

From the second quarter of 2016 Telefónica’s operations in the United Kingdom are no longer reported as discontinued operations within Telefónica Group and all its assets and liabilities have ceased to be reported as “held for sale”, and have been reclassified back into full consolidation within Telefónica Group financial statements, in compliance with International Financial Reporting Standards (IFRS). For comparative purposes, the 2015 results of Telefónica Group and the first quarter of 2016 are reported following the same criteria.

The continued commitment to attracting and retaining higher quality customers translated into a positive performance of: i) LTE customers, with net additions of 6.2 million, a customer base 2.1 times greater than that of the previous year and penetration of 19% (+10 percentage points year-on-year); ii) mobile contract accesses (+6% year-on-year and with growth across all segments) increased their weight by 3 percentage points to 39% over the total and recorded net additions of 1.2 million in the quarter; iii) smartphones (+18% year-on-year) presented net additions of 1.7 million and a penetration of 51% (+9 percentage points year-on-year); iv) pay TV customers grew 5% year-on-year and now represent 49% of total fixed broadband accesses (+1 percentage points vs. the previous year); and v) fibre and VDSL accesses (+31% year-on-year) increased their weight by 10 percentage points to 40% over total fixed broadband and recorded net additions of 447 thousand.

Thus, the quality of the customer base is reflected in the 3.2% growth in average revenue per access vs. the first semester 2015 and the levels of loyalty (churn) continued to improve sequentially across all segments. Total accesses increased to 347.5 million, 2% less than at the close of June 2015, affected mainly by fewer lower mobile prepay customers in Brazil.

The performance of the main financial variables in the second quarter was affected by the depreciation of the currencies against the euro, fundamentally the Brazilian real, Argentine peso and the sterling pound. Thus, the variation in exchange rates deducted 9.1 percentage points from the year-on-year change in revenues and 7.9 percentage points from OIBDA in the quarter (-11.7 percentage points and -10.7 percentage points in the semester, respectively) and therefore reduced vs. the first quarter due to the improved performance of the Brazilian real and the Venezuelan bolivar. At the same time, currency depreciations reduced euro payments of investments, taxes and financial expenses, posting a positive impact on cash flow generation in the first half of the year.

Meanwhile, changes in the perimeter of consolidation in the April-June period contributed 1.5 percentage points to reported year-on-year revenue growth and 0.8 percentage points to OIBDA (+3.3 percentage points and +2.3 percentage points respectively, in the first six months), reducing vs. the previous quarter, as GVT and DTS were incorporated in the perimeter of consolidation in May 2015.

In the quarter, revenues increased to 12,723 million euros and remained practically stable vs. the previous year in organic terms (-0.2%; -7.7% reported), thanks to the positive contribution of T Hispanoamérica (+0.9 percentage points) and T. Brasil (+0.2 percentage points), partially offsetting the decreases in T. Deutschland (-0.8 percentage points) and T. UK (-0.6 percentage points).

In the first six months, revenues grew by 1.3% year-on-year in organic terms (25,235 million; -7.1% reported). Excluding regulatory impacts, revenues in the April-June period presented slight year-on-year growth of 0.6% in the quarter (+2.2% in the first half).

Thus, the slowdown in revenues year-on-year in organic terms vs. the first quarter (-2.9 percentage points) is principally explained by the lower weight of T. Venezuela, having adjusted the exchange rate in the second quarter of 2015, and to a lesser extent due to the greater decrease in handset revenues.

While quarterly revenues remained stable year-on-year, higher-quality revenues maintained a solid pace of growth. As such, service revenues grew 1.5% year-on-year in organic terms in the second quarter (+2.7% in the semester). Across all the business units, the year-on-year growth of service revenues was higher than that of total growth. Handset revenues decreased by 18.0% year-on-year in April-June, 9.0 percentage points more than in the first quarter (-13.6% in the semester), reflecting larger handsets recycling periods in general.

The high Group diversification across the regions was underlined. Thus, T. España represented (25.1%) of first half consolidated revenues followed by T. Hispanoamérica (23.8%), T. Brasil (20.2%), T. Deutschland (14.6%) and T. UK (13.7%).

In terms of services, broadband connectivity and services over connectivity revenues continued to increase their weight over the total, up to 35.0% and 11.5% respectively in the quarter, +4.3 percentage points and 1.9 percentage points more than in the same period of the previous year. Meanwhile, voice and access revenues decreased to 43.2% over the total (48.1% in the second quarter of 2015). Mobile data revenues continued to be a key driver for the Group, and grew 9.4% year-on-year in organic terms in April-June and now represent 52% of mobile service revenues (+5 percentage points year-on-year; +1 percentage points vs. the first quarter) due to greater demand for smartphones and LTE. Non-SMS data revenues (+16.0% year-on-year in the quarter) represented 81% of total data revenues (+3.9 percentage points vs. January-March).

Similarly, continued growth of mobile data traffic is a key highlight, increasing to 50% year-on-year underpinned by the growth of LTE customers (19% of total mobile customers), with higher average usage (+68%) and ARPU around 10% higher.

Operating expenses in April-June stood at 9,067 million euros and decreased by 0.8% organic year-on-year (-8.1% reported) due to widespread containment across all segments except in T. Hispanoamérica. Thus, the organic improvement vs. the first quarter (+2.8% year-on-year) is explained by T. Hispanoamérica (mainly Venezuela and Mexico) and in capturing integration synergies and the continuous progress in efficiencies. In the quarter, a provision was also recorded for restructuring costs of 42 million euros (61 million euros in the semester), mainly in T. Brasil and T. Deutschland. Thus, expenses totalled 18,010 million euros in the first six months and increased by 0.5% organic year-on-year (-7.4% reported).

Supplies (3,748 million euros in the second quarter of 2016) decreased by 3.6% organic year-on-year mainly due to lower handsets sales and lower mobile interconnection costs.

Personnel expenses increased to 1,687 million euros in April-June and decreased by 0.4% year-on-year organic, supported by T. España (savings from the voluntary employment suspension plan included since April) and T. Deutschland (savings generated by last year’s restructuring plan). Thus, the pace of year-on-year growth decreased by 7.4 percentage points compared to the previous quarter.

The average workforce in the first half of the year grew by 5.5% year-on-year, totalling 134,922 employees and encompassed the incorporation of the GVT and DTS workforces in May 2015 (-8.7% year-on-year including the equivalent average workforce in the same period of 2015).

Other operating expenses stood at 3,632 million euros and increased by 1.9% organic vs. April-June 2015, mainly due to network expenses associated with a sharp increase in traffic and the negative effect of inflation in some Latin American countries. Nevertheless, there was a slowdown in the year-on-year growth of these expenses vs. January-March (+3.7%) mainly due to the lesser weight of Venezuela.

Operating income before depreciation and amortisation (OIBDA) grew 0.8% organic year-on-year in the quarter and totalled 3,918 million euros (-7.1% reported year-on-year), underpinned by continuous growth of T. Brasil (contribution of 1.3 percentage points), T. España (+0.3 percentage points) and T. Deutschland (+0.2 percentage points) which more than offset the performance of T. Hispanoamérica (-0.8 percentage points) and T. UK (-0.5 percentage points). The OIBDA growth decelerated vs. the first quarter mainly due to T. UK (-1.1 percentage points), T. Mexico (-1.0 percentage points). T. Venezuela (-1.0 percentage points) and T. Brasil (-0.7 percentage points).

In the first half, OIBDA increased 3.1% organic year-on-year to 7,756 million euros (-6.4% reported year-on-year). Excluding regulatory impact, the organic OIBDA for the quarter increased 1.4% year-on-year (+4.0% in the semester).

OIBDA margin in the second quarter stood at 30.8% and posted an organic expansion of 0.3 percentage points vs. the same period of the previous year (+0.2 percentage points reported). In the first half of the year, OIBDA margin increased 0.5 percentage points year-on-year organic to 30.7%.

Depreciation and amortisation in April-June reached 2,351 million euros and increased by 2.4% year-on-year organic (-3.6% reported) mainly due to the higher level of investment in T. Brasil and T. Hispanoamérica. In the first semester, this line increased to 4,673 million euros (+2.1% organic year-on-year; -3.3% reported). Total depreciation and amortisation charges arising from asset purchase price assignment processes amounted to 229 million in the quarter (439 million in the January-June period of 2016).

Operating income (OI) totalled 1,567 million euros, 1.5% less than in the second quarter of 2015 in organic terms (-12.0% reported). In the first half of 2016, it reached 3,083 million euros (+4.6% year-on-year organic; -10.9% reported).

Net financial expenses totalled 1,320 million euros in the first semester (660 million euros in the second quarter) and increased by 15.2% year-on-year. This year-on-year increase is affected by the impairment of 46 million euros of the Mediaset Premium participation in the second quarter of 2016 and the divestment in Telecom Italia, S.p.A in the first half of 2015 for the sum of 380 million euros. Excluding these impacts, financial expenses decreased by 16.5% year-on-year in the semester, despite the increase in net debt balance. Said improvement is explained mainly by the hedging management in pounds linked to the T. UK, with part of the saving recognised as financial profit (+162 million euros) and the lower cost of debt in European currencies (+97 million euros).

The effective cost of the debt in the last twelve months stood at 4.35%, 96 basis points lower year-on-year, excluding exchange rate differences and the impairment of the Mediaset Premium participation.

Corporate income tax for first six months of the year amounted to 549 million euros which, over an income before taxes of 1,760 million euros, makes the effective rate stand at 31.2%. The difference with the reported rate in the same period of 2015 (6.5%) is mainly explained by the tax credits recognition in 2015.

Profit attributable to minority interests increased net profit by 37 million euros in April-June (decreasing it by 31 million euros in the same period of the previous year) mainly due to the higher profit attributed to minority interests in Brazil and due to the negative profits attributed to T. Deutschland minority shareholders. In January-June, it contributed 30 million to the net profit (-12 millions in 2015).

Thus, and as a result of all items, consolidated net income for the quarter reached 693 million euros (-54.5% year-on-year) and 1,241 million euros in the first half of the year (-42.1% year-on-year).

Basic earnings per share totalled 0.13 euros in the last three months and 0.23 euros in the first six months (-55.6% and -45.2%, respectively).

CapEx increased by 2.9% year-on-year in organic terms to 3,654 million euros in January-June (-33.7% in reported terms), with the investment focused on the deployment of ultra-fast networks (76.5% in growth and transformation).

Operating cash flow (OIBDA-CapEx) stood at 4,102 million euros cumulative to June and increased by 3.3% year-on-year in organic terms (+47.6% reported), after also presenting year-on-year organic growth in the second quarter (+1.4%).

In the first six months of 2016, interest payments totalled 1,377 million euros (490 million euros in the second quarter) and decreased by 3.2% year-on-year due to the lower debt in euros at fixed rates, net of other effects.

Payment for taxes increased to 228 million euros as of June 2016, 45% higher than those of the same period in 2015, mainly due to lower return on definitive previous year tax returns, balanced by lower payments in advance.

Working capital in January-June consumed 1,412 million euros, affected by seasonal factors related to CapEx, payment of taxes and rents of sites, offset in part by the execution of factoring measures on accounts receivable and the extension of payment terms. This sum is 510 million euros higher than the first six months of 2015, mainly due to the regularisation of payments in foreign currency in Argentina and the positive impact of the partial financing of spectrum licences in Germany and Ecuador. In April-June, working capital consumed 220 million euros vs. the contribution of 27 million euros in the same period of last year, also explained by the aforementioned financing of licences.

Operations with minority shareholders totalled 264 million in the April-June of 2016, 110 million less year-on-year, essentially due to T. Brasil not making any dividend payments in the period.

Free cash flow increased to 746 million euros in the second quarter (69 million euros in the first quarter and -557 million euros in the same period 2015). The improvement vs. the first quarter is due mainly to the lower consumption of working capital and due to lower financial payments, while the growth vs. 2015 was derived mainly from spectrum payments made in 2015 (1,213 million euros). In the first semester, free cash flow totalled 815 million euros (-194 million euros in the same period of 2015).

Net financial debt stood at 52,568 million euros as of June 2016 and increased by 1,980 million euros vs. March 2016 due to: i) shareholder remuneration (dividends, treasury stock and hybrid coupons) of 1,950 million euros; ii) payment of labour-related pre-retirements commitments (191 million euros) iii) net financial investments (86 million euros) and iv) other factors affecting the valuation of liabilities by 499 million euros (mainly due to the higher value in euros of net debt in foreign currency and the refinancing of commercial liabilities). On the contrary, free cash flow generation reduced debt by 746 million euros in the quarter.

Compared with December 2015, net financial debt grew 2,728 million euros mainly due to: i) shareholder remuneration (dividends, treasury stock and hybrid coupons) of 2,707 million euros; ii) payment of labour-related commitments (332 million euros) iii) net financial investments (148 million euros) and iv) other factors affecting the valuation of liabilities by 583 million euros (mainly due to the refinancing of commercial liabilities). Conversely, noteworthy factors reducing the debt included: i) generation of free cash flow of 815 million euros, and ii) lower value in euros of net debt in foreign currencies (227 million euros).

The leverage ratio (net debt over OIBDA) stood at 3.20 times1 at the close of June 2016.

In the first semester of 2016, Telefónica’s financing activity increased close to 5,560 million equivalent euros, without considering the re-financing of commercial paper and short-term bank loans. The activity focussed mainly on strengthening the liquidity position and refinancing the debt maturities in an environment of very low interest rates.

In April 2016, it is worth mentioning an issuance in the bond market in euros, divided in two tranches, 1,400 million at 6 years and 1,350 million at 10 years with record-low coupons paid by Telefónica for a euro issuance in those maturity terms.

[1]	12 month rolling, excluding goodwill impairment adjustments, the non-recurring impact from restructuring costs in the last 12 months and firm commitments related to the Telefónica Foundation’s social activities.

In the first semester, T. Deutschland obtained financing for a total of 1,200 million euros by means of a credit line signed with a group of financial institutions for a sum of 750 million euros maturing in March 2021 and a loan with the EIB for an amount of 450 million euros.

In the first half of the year, Telefónica Group obtained funding by means of extending payment terms with suppliers, or with the factoring firm where those had been discounted, for a total 788 million equivalent euros.

Meanwhile, Telefónica, S.A. and its holding companies continued with their issuance activity under the Commercial Paper and Promissory Note Programmes (Domestic and European), increasing the outstanding amount in the second quarter in 1,749 million euros to approximately 4,504 million euros at the end of June, benefiting from a context of low interest rates.

At the end of June, Telefónica maintained undrawn committed credit lines with different credit institutions for an approximate amount of 11,812 million euros (10,662 million euros maturing in more than twelve months) which combined with the equivalent cash position and current financial assets excluding Venezuela, placed liquidity at 17,254 million euros.

Definition:

Organic Growth: Assumes constant exchange rates from 2015, excludes the impact of hyperinflationary adjustments in Venezuela in both years and considers a constant perimeter of consolidation. In OIBDA and OI terms, excludes write-downs, capital gains/losses from the sale of companies, sale of towers, restructuring costs and material non-recurring impacts. CapEx also excludes investment in spectrum and the Real Estate efficiency plan.

Digital Services

(year-on-year changes in organic terms)

Digital services revenues stood at 1,212 million euros in the quarter (+15.7%) and 2,349 million euros in the semester (+17.4% year-on-year).

In the quarter, Video revenues (687 million euros) grew 13.1% vs. April-June 2015, supported by a video offering which is complemented by cutting-edge features (Movistar+5S for people with disabilities and VoD offline capabilities in Spain), and with differential content for different audiences, including own production such as “Movistar#0” (the second-most watched channel on “Movistar+” only five months after its launch).

These revenues decelerated vs. the previous quarter (+17.3% year-on-year) mainly due to T. Brasil and T. Hispanoamérica.

Pay TV accesses reached 8.4 million at June (4.5 million of these are satellite TV accesses), 5% more than in June 2015 due to the growth of 10% in T. Hispanoamérica and 4% in T. España.

In Security, April-June revenues (82 million euros) maintained a solid year-on-year growth of 24.4% (+25.6% in January-March). In the quarter, two new Security Operations Centres were launched in Mexico and Spain, and new strategic partnerships have been signed: i) Checkpoint to integrate the “Tacyt” service (Cyber Intelligence tool against mobile threats); ii) Fortinet, to provide solutions integrated with several of the key security services managed by Telefónica, and iii) Spamina, to be integrated with the product “Latch” and reinforce digital identity management. In the residential segment, accesses with security products reached 13.6 million (+73% year-on-year) driven by the launch of a new bundle in Brazil, including antivirus, “Cloud” and “Peace of Mind” products.

M2M revenues reached 56 million euros in the quarter (+27.7% year-on-year), supported by the global platform “Smart M2M” to continue capturing key customers from different industries. This quarter the platform has started to be licensed to other telecoms companies.

In April-June, Cloud revenues (143 million euros) improved their year-on-year growth to 29.8% driven by a complete offering of managed services for key accounts and the introduction of cloud services in bundles for SMEs. This quarter, it is worth noting the launch of the first public cloud service in Chile and Brazil (“Open Telefónica Cloud”), supported by OpenStack, and the sale of more than 650,000 Microsoft Office packages globally (+30% vs. June 2015) and the growth of “Fusión Pro” in Spain which has more than 200 thousand customers (vs. 97 thousand in the previous quarter).

The investees of “Telefónica Open Future_” continue to contribute to the business of the Group on the one hand, via their integration in services to customers (MyFixpert, Trocafone, Imbox.me) or through internal efficiencies (CartoDB, Reglare), and on the other hand, via financial returns, such as through the sale of Ticketbis to eBay, or the funding rounds of Job&Talent and Tado.

Telefónica Global Resources

TGR intensified its focus on building an excellent connectivity proposition in terms of speed, reliability and security, investing in the continued modernization of the network core and in the development of mobile and fixed broad band (expanding coverage and 3G and 4G capacity, and deploying FTTH and FTTN), which allows to manage the strong growth in traffic volume, especially video.

Thus, the Network and Operations Global area progressed in the efficient deployment of the ultra-broadband (UBB) network, the All-IP transformation and the continuous network improvement in terms of quality and efficiency. All of this supports the higher volume of data traffic (+50% year-on-year), generated by mobile broadband (+50% year-on-year, video traffic: +42%) and fixed broadband (+50% year-on-year).

As of June 2016, total premises passed with fibre reached 32.9 million, of which 20.7 correspond to fibre to the home (15.7 in Spain and 4.7 in Brasil). On the other hand, the 46,840 LTE sites positioned LTE population coverage at 55% (86% in Spain, 77% in Germany, 91% in the United Kingdom, 47% in Brazil and 45% in T. Hispam). Furthermore, 95% of the 3G and LTE base stations are connected via IP and fibre links to the transport network, which enables service to be provided to 50.1 million LTE customers (2.1 times year-on-year).

Regarding All-IP transformation, highlights include the construction of a new metropolitan transport network in Spain which has begun and which will have Optical Transport Network (OTN) capabilities providing speeds from 100 Gbps to 200 Gbps. In parallel, Spain continues to progress with the switch-off of copper central offices (11 additional in the quarter) and is accelerating the deployment of All-IP fixed and mobile convergence systems, such as the IMS platform in Peru or the network availability in Germany for native VoWiFi based on IMS.

On the other hand, in a context of continuous quality improvement, the deployment of solutions auto-optimized (SON-Self Optimizing Networks) already allows to improve the user experience of more than 70 million customers.

Highlights from the Global Centres include the continued progress in the transformation of the Network “Operating Support Systems” (OSS), with the renewal of legacy systems, and the beginning of the deployment of “Home Gateway Unit” (HGU) in Brazil (already in Spain and soon in Chile) and the widespread installation across Latin American countries of equipment designed for the “Global Device Centre”.

Finally, highlights for the quarter include: i) the deployment of a mobile radio access solution in the cloud (Cloud RAN) to cover the need for greater mobile traffic capacity in Buenos Aires; ii) and the deployment of a GSM Rural solution in Peru, with base stations of low cost and consumption which provide mobile coverage using satellite transport and iii) the NFV-SDN solution (Network Functions Virtualisation/Software Defined Networks) awarded with the “LTE & 5G World Award 2016”.

The Global IT area continued to make progress in the structural transformation of operating businesses, through the execution of “Full Stacks” programmes and progress in various projects: i) per-country consolidation of different online tariff calculators, ii) construction of new Big Data platforms (deployment in Peru and Central America) and scaling of the already existing platforms tripling their capacity year to date and, iii) the roll-out of global applications expanding their implementation to the main operating businesses of the Group (as GlobalSAP Purchasing in Spain). This has all translated into improved service levels.

Finally, the transformation continued via the simplification projects of traditional systems, reducing servers (-2.1% vs. June 2015), data centres (-5 DC in the semester) and applications (-114 in the first half of the year) and increasing the virtualisation (+0.5 percentage points year-on-year).

TELEFÓNICA

ACCESSES

Unaudited figures (thousands)

	2015				2016
	March	June	September	December	March	June	% Chg
Final Clients Accesses	337,505.0	348,093.8	346,226.8	341,475.6	341,262.7	341,922.3	(1.8)
Fixed telephony accesses (1)	36,451.9	40,400.0	40,218.1	39,734.9	39,606.5	39,262.1	(2.8)
Internet and data accesses	18,215.6	21,249.6	21,430.9	21,365.3	21,507.7	21,641.4	1.8
Broadband	17,724.6	20,775.2	20,966.8	20,971.3	21,097.2	21,195.9	2.0
Fibre and VDSL	2,878.7	6,386.4	6,935.1	7,393.1	7,915.1	8,362.0	30.9
Mobile accesses	277,371.0	278,414.0	276,423.5	272,103.9	271,783.2	272,596.8	(2.1)
Prepay	177,579.8	177,429.1	173,699.9	167,845.1	166,005.2	165,619.6	(6.7)
Contract	99,791.2	100,984.8	102,723.5	104,258.8	105,778.0	106,977.2	5.9
M2M	10,230.1	10,681.6	11,050.1	11,526.3	12,583.9	12,988.2	21.6
Pay TV	5,466.5	8,030.3	8,154.3	8,271.6	8,365.4	8,422.0	4.9

Wholesale Accesses	6,475.7	6,401.0	6,271.7	6,062.8	5,826.7	5,591.7	(12.6)

Total Accesses	343,980.7	354,494.8	352,498.5	347,538.4	347,089.4	347,514.0	(2.0)

Notes:

•	GVT and DTS accesses are consolidated from 1 May 2015.

•	Telefónica UK accesses are included since the first quarter of 2015 as it has been reclassified back into full consolidation.

(1)	Includes fixed wireless and VoIP accesses.

TELEFÓNICA

MOBILE ACCESSES

Unaudited figures (thousands)

	2015				2016
	March	June	September	December	March	June	% Chg
Prepay percentage (%)	64.0%	63.7%	62.8%	61.7%	61.1%	60.8%	(3.0 p.p.	)
Contract percentage (%)	36.0%	36.3%	37.2%	38.3%	38.9%	39.2%	3.0 p.p.
Smartphones (‘000)	102,215.8	110,156.4	120,003.6	126,178.9	128,326.0	130,058.4	18.1
Prepay	49,712.4	54,510.2	59,961.6	62,823.1	64,140.1	64,957.4	19.2
Contract	52,503.4	55,646.2	60,041.9	63,355.8	64,185.9	65,101.0	17.0
Smartphone penetration (%)	39.2%	42.1%	46.3%	49.5%	50.6%	51.1%	9.0 p.p.
Prepay	28.2%	31.0%	34.8%	37.7%	38.9%	39.5%	8.5 p.p.
Contract	62.1%	65.2%	69.1%	71.9%	72.2%	72.3%	7.2 p.p.
LTE (‘000)	18,965.4	24,341.5	30,209.6	37,375.0	43,870.2	50,077.3	105.7
LTE penetration (%)	7.1%	9.1%	11.4%	15.7%	16.9%	19.3%	10.2 p.p.

Notes:

•	GVT and DTS accesses are consolidated from 1 May 2015.

•	Telefónica UK accesses are included since the first quarter of 2015 as it has been reclassified back into full consolidation.

TELEFÓNICA

CONSOLIDATED INCOME STATEMENT

Unaudited figures (Euros in millions)

	January - June		% Chg		April - June		% Chg
	2016	2015	Reported	Organic	2016	2015	Reported	Organic
Revenues	25,235	27,151	(7.1)	1.3	12,723	13,789	(7.7)	(0.2)
Internal exp. capitalized in fixed assets	428	435	(1.7)	(0.9)	214	231	(7.1)	(3.3)
Operating expenses	(18,010)	(19,443)	(7.4)	0.5	(9,067)	(9,865)	(8.1)	(0.8)
Supplies	(7,423)	(8,060)	(7.9)	(3.0)	(3,748)	(4,124)	(9.1)	(3.6)
Personnel expenses	(3,436)	(3,581)	(4.0)	3.3	(1,687)	(1,818)	(7.2)	(0.4)
Other operating expenses	(7,152)	(7,802)	(8.3)	2.8	(3,632)	(3,923)	(7.4)	1.9
Other net income (expense)	98	55	78.7	67.7	49	32	51.2	36.4
Gain (loss) on sale of fixed assets	8	92	(91.7)	(84.5)	2	31	(94.1)	(94.9)
Impairment of goodwill and other assets	(2)	(1)	136.6	148.9	(3)	0	c.s.	c.s.
Operating income before D&A (OIBDA)	7,756	8,289	(6.4)	3.1	3,918	4,218	(7.1)	0.8
OIBDA Margin	30.7%	30.5%	0.2 p.p.	0.5 p.p.	30.8%	30.6%	0.2 p.p.	0.3 p.p.
Depreciation and amortization	(4,673)	(4,831)	(3.3)	2.1	(2,351)	(2,438)	(3.6)	2.4
Operating income (OI)	3,083	3,458	(10.9)	4.6	1,567	1,780	(12.0)	(1.5)
Share of profit (loss) of investments accounted for by the equity method	(3)	(8)	(60.7)		0	(3)	c.s.
Net financial income (expense)	(1,320)	(1,146)	15.2		(660)	(492)	34.3
Profit before taxes	1,760	2,304	(23.6)		907	1,286	(29.4)
Corporate income tax	(549)	(150)	n.m		(251)	270	c.s.
Profit for the period	1,211	2,154	(43.8)		656	1,556	(57.8)
Non-controlling interests	30	(12)	c.s.		37	(31)	c.s.
Net Income	1,241	2,142	(42.1)		693	1,525	(54.5)
Weighted average number of ordinary shares outstanding during the period (millions)	4,924	4,866	1.2		4,911	4,973	(1.3)
Basic earnings per share (euros)	0.23	0.41	(45.2)		0.13	0.29	(55.6)

Notes:

•	Since the second quarter of 2016 Telefónica’s operations in the United Kingdom are no longer reported as discontinued operations within Telefónica Group and all its assets and liabilities have ceased to be reported as “held for sale”, and have been reclassified back into full consolidation within Telefónica Group financial statements, in compliance with International Financial Reporting Standards (IFRS). For comparative purposes, the results of Grupo Telefónica of 2015 and the first quarter of 2016 are reported following the same criteria.

•	The weighted average number of ordinary shares outstanding during the period has been obtained applying the IAS rule 33 “Earnings per share”. Thereby, the weighted average of shares held as treasury stock have not been taken into account as outstanding shares. On the other hand, the denominator is retrospectively adjusted for transactions that have changed the number of shares outstanding without a corresponding change in equity (as if such transactions had occurred at the beginning of the earliest period presented). For instance, the bonus share issue carried out to meet the scrip dividends paid in 2015, has been taken into account. Also, the ordinary shares that would be issued upon the conversion of the mandatorily convertible notes issued on 24 September 2014 are included in the calculation of earnings per share from that date.

•	Basic earnings per share ratio is calculated dividing Net Income, adjusted for the net coupon corresponding to “Other equity instruments”, by the weighted average number of ordinary shares outstanding during the period.

•	2015 and 2016 reported figures include hyperinflationary adjustments in Venezuela in both years.

•	Group consolidated results consolidate GVT and DTS’ results since 1 May 2015.

TELEFÓNICA

CONSOLIDATED INCOME STATEMENT

Unaudited figures (Euros in millions)

	January - June		% Chg		April - June		% Chg
	2016	2015	Reported	Organic	2016	2015	Reported	Organic
Revenues	25,235	27,151	(7.1)	1.3	12,723	13,789	(7.7)	(0.2)
Voice & access	11,088	13,456	(17.6)	(8.5)	5,494	6,632	(17.2)	(9.5)
Broadband Connectivity	8,688	8,218	5.7	17.4	4,451	4,231	5.2	15.3
Services over Connectivity (SoC)	2,855	2,412	18.4	11.5	1,467	1,333	10.0	9.5
Others	2,604	3,066	(15.0)	(8.5)	1,312	1,593	(17.7)	(11.4)

TELEFÓNICA

GUIDANCE 2016

2015 Base		Operative 2016 Guidance	2016
			Jan-Jun
46,757	Revenues (% Chg YoY)	Growth > 4%	5.0%
31.5%	OIBDA margin (Chg YoY)	Stabilising vs. 2015	0.1 p.p.
16.8%	CapEx / Sales	Around 17%	15.1%

•	Guidance criteria 2016: Assumes constant exchange rates as of 2015 (average FX in 2015) and maintaining current company perimeter. Excludes T. Venezuela’s and O2 UK’s results. In addition OIBDA excludes write-offs, capital gains/losses from companies’ disposals, towers sales, material non-recurring impacts and restructuring charges. CapEx also excludes investment in spectrum.

2015 adjusted base excludes:

•	OIBDA excludes additionally tower sales, the provision for restructuring charges, the provision to optimize the distribution network in Spain, the provision for Telefónica Foundation, impairments and the final settlement agreement related to the acquisition of E-Plus.

•	CapEx excludes additionally spectrum acquisition.

2015 adjusted base includes GVT’s results in T. Brasil, along with DTS’ results in T. España, since May 2015.

TELEFÓNICA

REPORTED VS. ORGANIC

Unaudited figures (Euros in millions)

	January - June			%
	2016 Reported	2016 Organic	2015 Organic	Organic Change y-o-y	Reported Change y-o-y
Revenues	25,235	28,447	28,081	1.3	(7.1)
OIBDA	7,756	8,744	8,480	3.1	(6.4)
OIBDA margin	30.7%	30.7%	30.2%	0.5 p.p.	0.2 p.p.
Operating Income (OI)	3,083	3,617	3,458	4.6	(10.9)
CapEx	3,654	4,225	4,106	2.9	(33.7)
OpCF (OIBDA-CapEx)	4,102	4,518	4,374	3.3	47.6

	2016	2015
Reported revenues	25,235	27,151
Forex impact	3,160
Hyperinflation in Venezuela	53	47
Changes in the consolidation perimeter		883

Organic revenues	28,447	28,081

Reported OIBDA	7,756	8,289
Forex impact	890
Hyperinflation in Venezuela	23	28
Tower sales		(40)
Restructuring charges provision	75	17
Changes in the consolidation perimeter		187

Organic OIBDA	8,744	8,480

Reported CapEx	3,654	5,509
Forex impact	564
Hyperinflation in Venezuela	17	10
Spectrum acquisition	(10)	(1,589)
Changes in the consolidation perimeter		175

Organic CapEx	4,225	4,106

Notes:

•	The breakdown of the effects for the reconciliation of reported vs. organic 2016 excludes the impacts of the forex and therefore it assumes average constant exchange rates as of December 2015. Forex impact on those effects is totally included under “Forex impact” epigraph.

•	Organic criteria: Assumes constant exchange rates as of 2015 (average FX in 2015). Excludes the impact of hyperinflationary adjustments in Venezuela in both years and considers constant perimeter of consolidation. In OIBDA and OI terms, excludes write-downs, capital gains/losses from the sale of companies, tower sales, material non-recurring impacts and restructuring costs. CapEx also excludes investment in spectrum and the Real Estate efficiency plan.

TELEFÓNICA

REPORTED VS. ORGANIC

Unaudited figures (Euros in millions)

	April - June			%
	2016 Reported	2016 Organic	2015 Organic	Organic Change y-o-y	Reported Change y-o-y
Revenues	12,723	14,046	14,070	(0.2)	(7.7)
OIBDA	3,918	4,328	4,294	0.8	(7.1)
OIBDA margin	30.8%	30.8%	30.5%	0.3 p.p.	0.2 p.p.
Operating Income (OI)	1,567	1,777	1,804	(1.5)	(12.0)
CapEx	1,959	2,238	2,233	0.2	(45.8)
OpCF (OIBDA-CapEx)	1,959	2,090	2,060	1.4	n.m

	2016	2015
Reported revenues	12,723	13,789
Forex impact	1,285
Hyperinflation in Venezuela	38	70
Changes in the consolidation perimeter		211

Organic revenues	14,046	14,070

Reported OIBDA	3,919	4,218
Forex impact	345
Hyperinflation in Venezuela	12	25
Restructuring charges provision	53	17
Tower sales		(1)
Changes in the consolidation perimeter		36

Organic OIBDA	4,328	4,294

Reported CapEx	1,959	3,616
Forex impact	272
Hyperinflation in Venezuela	15	13
Spectrum acquisition	(8)	(1,427)
Changes in the consolidation perimeter		33

Organic CapEx	2,238	2,233

Notes:

•	The breakdown of the effects for the reconciliation of reported vs. organic 2016 excludes the impacts of the forex and therefore it assumes average constant exchange rates as of January - June 2015. Forex impact on those effects is totally included under “Forex impact” epigraph.

•	Organic criteria: Assumes constant exchange rates as of 2015 (average FX in 2015) and considers constant perimeter of consolidation. In OIBDA and OI terms, excludes write-downs, capital gains/losses from the sale of companies, tower sales, material non-recurring impacts and restructuring costs. CapEx also excludes investment in spectrum.

TELEFÓNICA

CONSOLIDATED STATEMENT OF FINANCIAL POSITION

Unaudited figures (Euros in millions)

	June 2016	December 2015	% Chg
Non-current assets	103,853	101,614	2.2
Intangible assets	20,789	21,149	(1.7)
Goodwill	28,517	27,395	4.1
Property, plant and equipment and Investment properties	34,727	33,910	2.4
Investments accounted for by the equity method	71	80	(11.1)
Non-current financial assets	11,078	10,405	6.5
Deferred tax assets	8,671	8,675	(0.0)
Current assets	19,153	18,715	2.3
Inventories	1,123	1,456	(22.8)
Trade and other receivables	11,172	10,226	9.3
Current financial assets	2,608	3,053	(14.6)
Tax receivables	1,341	1,341	0.0
Cash and cash equivalents	2,884	2,615	10.3
Non-current assets and disposal groups classified as held for sale	25	24	4.4
Total Assets = Total Equity and Liabilities	123,006	120,329	2.2
Equity	26,225	25,436	3.1
Equity attributable to equity holders of the parent and other holders of equity instruments	16,137	15,771	2.3
Non-controlling interests	10,088	9,665	4.4
Non-current liabilities	64,795	60,509	7.1
Non-current interest-bearing debt	51,243	47,117	8.8
Non-current trade and other payables	2,122	2,388	(11.1)
Deferred tax liabilities	2,498	2,550	(2.0)
Non-current provisions	8,932	8,454	5.6
Current liabilities	31,986	34,384	(7.0)
Current interest-bearing debt	12,469	12,970	(3.9)
Current trade and other payables	15,359	17,134	(10.4)
Current tax payables	2,202	2,241	(1.7)
Current provisions	1,956	2,022	(3.3)
Liabilities associated with non-current assets and disposals groups held for sale	—	17	n.m
Financial Data
Net Financial debt (1)	52,568	49,840	5.5

Notes:

•	Since the second quarter of 2016 Telefónica’s operations in the United Kingdom are no longer be reported as discontinued operations within Telefónica Group and all its assets and liabilities have ceased to be reported as “held for sale”, and have been reclassified back into full consolidation within Telefónica Group financial statements, in compliance with International Financial Reporting Standards (IFRS). For comparative purposes, the results of Grupo Telefónica of 2015 and the first quarter of 2016 are reported following the same criteria.

•	2015 and 2016 reported figures include the hyperinflationary adjustments in Venezuela in both years.

(1)	Figures in million euros. Net Financial Debt in June 2016 includes: Non-current interest-bearing debt + Non-current trade and other payables (875) + Current interest-bearing debt + Current trade and other payables (471)—Non-current financial assets (6,582)—Current financial assets—Current trade and other receivables (416)—Cash and cash equivalents.

TELEFÓNICA

FREE CASH FLOW AND CHANGE IN DEBT

Unaudited figures (Euros in millions)

		January - June
		2016	2015	% Chg
I	Cash flow from operations	6,996	7,345	(4.8)
II	Net interest payment (1)	(1,377)	(1,423)
III	Payment for income tax	(228)	(157)
A=I+II+III	Net cash provided by operating activities	5,391	5,765	(6.5)
B	Net payment for investment in fixed and intangible assets	(4,644)	(5,976)
	Spectrum (2)	(13)	(1,307)
C=A+B	Net free cash flow after CapEx	747	(211)	c.s.
D	Net Cash received from sale of Real Estate	1	2
E	Net payment for financial investment	244	(797)
F	Net payment for operations with minority shareholders and treasury stock (3)	(2,970)	371
G=C+D+E+F	Free cash flow after dividends	(1,978)	(635)	n.m.
H	Effects of exchange rate changes on net financial debt	(227)	523
I	Effects on net financial debt of changes in consolid. and others	977	4,934
J	Net financial debt at beginning of period	49,840	45,087
K=J-G+H+I	Net financial debt at end of period	52,568	51,179	2.7

TELEFÓNICA

RECONCILIATIONS OF CASH FLOW AND OIBDA MINUS CAPEX FROM CONTINUING OPERATIONS

Unaudited figures (Euros in millions)

	January - June
	2016	2015	% Chg
OIBDA	7,756	8,289	(6.4)
- CapEx accrued during the period	(3,654)	(5,509)
- Payments related to cancellation of commitments	(332)	(417)
- Net interest payment	(1,377)	(1,423)
- Payment for tax	(228)	(157)
- Gain (loss) on sale of fixed assets and impairment of goodwill and other assets	(6)	(91)
- Investment In working capital and other deferred income and expenses	(1,412)	(903)
= Net Free Cash Flow after CapEx	747	(211)	c.s.
+ Payments related to cancellation of commitments	332	417
- Dividends paid to minority shareholders	(264)	(400)
= Free Cash Flow	815	(194)	c.s.
Weighted average number of ordinary shares outstanding during the period (millions)	4,924	4,866
= Free Cash Flow per share (euros)	0.17	(0.04)	c.s.

Notes:

•	Since the second quarter of 2016 Telefónica’s operations in the United Kingdom are no longer reported as discontinued operations within Telefónica Group and all its assets and liabilities have ceased to be reported as “held for sale”, and have been reclassified back into full consolidation within Telefónica Group financial statements, in compliance with International Financial Reporting Standards (IFRS). For comparative purposes, the results of Grupo Telefónica of 2015 and the first quarter of 2016 are reported following the same criteria.

•	The concept “Free Cash Flow” reflects the amount of cash flow available to remunerate Telefónica S.A. Shareholders, to protect solvency levels (financial debt and commitments), and to accomodate strategic flexibility.

•	The differences with the caption “Net Free Cash Flow after CapEx” included in the table presented above, are related to “Free Cash Flow” being calculated before payments related to commitments (payment of labour commitments) and after operations with minority shareholders, due to cash recirculation within the Group.

•	2015 and 2016 reported figures include the hyperinflationary adjustments in Venezuela in both years.

(1)	Includes cash received from dividends paid by subsidiaries that are not fully consolidated.
(2)	Figures in million euros. 2016 includes: 6 in Perú, 3 in Spain, 2 in Colombia and 2 in Germany. In 2015: 976 in Germany, 204 in Argentina, 67 in Ecuador, 49 in Spain, 6 in Chile, 4 in Colombia and 1 in Nicaragua.
(3)	Dividends paid by Telefónica S.A., operations with treasury stock, issuance of shares, issuance and coupons of undated deeply subordinated securities, issuance of mandatorily convertible bonds into Telefónica S.A. shares and operations with minority shareholders from subsidiaries that are consolidated through the equity method.

TELEFÓNICA

NET FINANCIAL DEBT PLUS COMMITMENTS

Unaudited figures (Euros in millions)

		June 2016
	Long-term debt (1)	52,118
	Short term debt including current maturities (2)	12,940
	Cash and cash equivalents	(2,884)
	Short and Long-term financial investments (3)	(9,606)
A	Net Financial Debt	52,568
	Gross commitments related to employee benefits (4)	5,887
	Value of associated Long-term assets (5)	(744)
	Taxes receivable (6)	(1,381)
B	Net commitments related to employee benefits	3,762
A + B	Total Debt + Commitments	56,329
	Net Financial Debt / OIBDA (7)	3.20x

Notes:

•	Since the second quarter of 2016 Telefónica’s operations in the United Kingdom are no longer reported as discontinued operations within Telefónica Group and all its assets and liabilities have ceased to be reported as “held for sale”, and have been reclassified back into full consolidation within Telefónica Group financial statements, in compliance with International Financial Reporting Standards (IFRS). For comparative purposes, the results of Grupo Telefónica of 2015 and the first quarter of 2016 are reported following the same criteria.

•	2016 reported figures include hyperinflationary adjustments in Venezuela in both years.

(1)	Includes “Non current interest-bearing debt” and 875 million euros of “Non-current trade and other payables”.
(2)	Includes “Current interest-bearing debt” and 471 million euros of “Other current payables”.
(3)	Includes 2,608 million euros of “Current financial assets”, 6,582 million euros of “Non-current financial assets” and 416 million euros of “Trade and other current receivables”.
(4)	Mainly in Spain. This amount is detailed in the captions “Long-term provisions” and “Short-term provisions and other liabilities” of the Statement of Financial Position, and is the result of adding the following items: “Provision for Pre-retirement, Social Security Expenses and Voluntary Severance”, “Group Insurance”, “Technical Reserves”, “Provisions for Pension Funds of Other Companies” and “Voluntary Employment Suspension Plan”.
(5)	Amount included in the caption “Non-current financial assets” of the Statement of Financial Position. Mostly related to investments in fixed income securities and long-term deposits that cover the materialization of technical reserves of the Group insurance companies.
(6)	Net present value of tax benefits arising from the future payments related to actual workforce reduction commitments.
(7)	OIBDA 12 months rolling, excluding impairments, the non-recurring impact from restructuring costs in the 12 months rolling and the firm commitments relating to the Telefónica Foundation’s social activities.

TELEFÓNICA

EXCHANGES RATES APPLIED

	P&L and CapEx (1)		Statement of Financial Position (2)
	Jan - Jun 2016	Jan - Jun 2015	June 2016	December 2015
USA (US Dollar/Euro)	1.115	1.115	1.110	1.089
United Kingdom (Sterling/Euro)	0.778	0.732	0.827	0.734
Argentina (Argentine Peso/Euro)	15.968	9.836	16.564	14.197
Brazil (Brazilian Real/Euro)	4.118	3.302	3.564	4.251
Chile (Chilean Peso/Euro)	768.533	692.458	734.252	773.150
Colombia (Colombian Peso/Euro)	3,474.913	2,771.265	3,240.682	3,428.826
Costa Rica (Colon/Euro)	606.796	602.773	615.385	593.120
Guatemala (Quetzal/Euro)	8.561	8.537	8.479	8.309
Mexico (Mexican Peso/Euro)	20.137	16.882	20.499	18.779
Nicaragua (Cordoba/Euro)	31.532	30.024	31.768	30.405
Peru (Peruvian Nuevo Sol/Euro)	3.772	3.457	3.651	3.713
Uruguay (Uruguayan Peso/Euro)	35.012	28.590	33.991	32.604
Venezuela (Bolivar Fuerte/Euro) (3)	697.350	220.751	697.350	216.310

(1)	Average exchange rate for the period.
(2)	Exchange rates as of 30/06/16 and 31/12/15.
(3)	After considering Venezuela as an hyperinflationary country, P&L and CapEx from the operations in the country are to be accounted at the closing exchange rate Bolivar Fuerte/Euro. The January-June 2016 consolidated financial statements use the exchange rate of the Venezuelan bolivar set at the denominated DICOM (628 Venezuelan bolivars fuertes per dollar).

NET FINANCIAL DEBT STRUCTURE BY CURRENCY

Unaudited figures

	June 2016
	EUR	LATAM	GBP	USD
Net financial debt structure by currency	78%	13%	7%	2%

TOTAL FINANCIAL LIABILITIES BREAKDOWN

Unaudited figures

	June 2016
	Bonds and commercial paper	Debt with financial institutions	Other financial debt (including governments) and net derivatives
Total financial liabilities	78%	22%	0%

CREDIT RATINGS

	Long-Term	Short-Term	Perspective	Date of last rating change
Moody’s1	Baa2	P-2	Negative	5/12/2016
S&P1	BBB	A-2	Stable	5/17/2016
Fitch[1]	BBB+	F-2	Stable	6/26/2015

(1)	The rating is issued by a credit rating agency established in the EU and registered under Regulation (EC) 1060/2009.

TELEFÓNICA

YEAR TO DATE MAIN FINANCING OPERATIONS

Unaudited figures

	Issue date	Amount (m)	Currency	Issuer	Coupon	Maturity date	ISIN code
DEBENTURES AND BONDS
Cash-settled equity-linked bonds related to Telefónica, S.A. shares	9-Mar-16	600	EUR	Telefónica Participaciones, S.A.U.	0.000%	9-Mar-21	XS1377251423
Eurobond	13-Apr-16	1,400	EUR	Telefónica Emisiones, S.A.U.	0.750%	13-Apr-22	XS1394777665
Eurobond	13-Apr-16	1,350	EUR	Telefónica Emisiones, S.A.U.	1.460%	13-Apr-26	XS1394764689

	Signing date	Amount	Currency	Borrower	Maturity date
INTEREST-BEARING DEBT
Bilateral Loan	23-Feb-16	100	EUR	Telefónica, S.A.	23-Feb-21
Bilateral Loan	23-Feb-16	100	EUR	Telefónica, S.A.	23-Feb-19
Loan on supplies	8-Mar-16	300	EUR	Telefónica, S.A.	8-Mar-21
Syndicated facility	22-Mar-16	750	EUR	Telefónica Germany GmbH & Co. OHG	22-Mar-21
Club deal loan	15-Apr-16	150	USD	Telefónica Móviles Chile	15-Apr-21
EIB Financing	13-Jun-16	450	EUR	Telefónica Germany GmbH & Co. OHG	13-Jun-25	(1)

1.	Maximum maturity date

02

TELEFÓNICA ESPAÑA

(year-on-year changes in organic terms)

Telefónica España results for the second quarter of 2016 maintained a positive trend in line with the new growth cycle, while commercial activity improved with a reduction in churn across the board.

On the other hand, the initial savings captured from the employment suspension plan contributed to the OIBDA and margin year-on-year growth in the quarter (+2.6% before non-recurrent and +1.1 percentage points respectively).

Subsequent to the close of the quarter, on 3 July, a new “Movistar Fusión+” portfolio was launched, increasing the value offered to customers tailored to their preferences. Thus, basic bundles now include content from the Spanish “La Liga”, to which “UEFA Champions and Europe League” are added in ultrafast packages; and the new “Movistar Fusión+” bundles include additional mobile lines and Premium TV content. All this enhances the positioning of “Fusión+” in the second half of the year.

Total accesses stood at 41.5 million, of which consumer accesses increased to 28.0 million.

Consumer “Movistar Fusión” reached 4.3 million customers (+10% year-on-year) and 2.1 million additional mobile lines (+9% year-on-year), with quarterly net additions of 60 thousand, and now represents 82% of broadband customers (+5 percentage points year-on-year), 77% of TV customers (+20 percentage points year-on-year) and 70% of mobile contract customers (+6 percentage points year-on-year).

Furthermore, the capture of high-value customers in gross additions was maintained in the quarter, with 51% completely new customers and 93% incorporating at least one new service. Thus, the higher penetration of value services continued to increase in the “Fusión” customer base; 32% are already enjoying ultrafast fibre (+7 percentage points year-on-year) and 67% pay TV (+15 percentage points year-on-year).

The quarterly ARPU for “Fusión” stood at 79.8 euros (+11.8% year-on-year, +2.0% quarter-on-quarter) driven by the tariff updates of February 2016 and May 2015 and the demand for higher value bundles. This difference in calendar in the update of tariffs was the cause of lower growth in ARPU vs. the previous quarter. Churn improved to 1.1% (-0.3 percentage points year-on-year; -0.2 percentage points quarter-on-quarter) and continued to reflect the higher customer loyalty in the convergent offering.

Retail fixed telephony accesses (-3% year-on-year) recorded a quarterly net loss of 56 thousand accesses, with a clear improvement vs. the previous quarter (-95 thousand) and the same period of the previous year (-195 thousand) thanks to the positive churn performance (-0.2 percentage points year-on-year; -0.1 percentage points quarter-on-quarter).

Retail broadband accesses accelerated their rate of year-on-year growth to 3%, with net additions in April-June of 52 thousand accesses, driven by the reduction in churn (1.3%; -0.3 percentage points year-on-year; -0.2 percentage quarter-on-quarter) and the online promotion for gross additions of non-convergent broadband.

Fibre accesses stood at 2.7 million (1.6x vs. June 2015) and now represent 44% of broadband accesses (+15 percentage points year-on-year; +3 percentage points quarter-on-quarter), with net additions of 217 thousand in the quarter. Ultrafast fibre accesses (with a minimum additional ARPU of 10 euros) accounted for 65% of the fibre base, after adding 114 thousand accesses (52% of fibre net additions vs. 47% the previous quarter). It is worth highlighting that the average monthly data consumption of fiber customers is twice that of ADSL customers, and increased 30% in the quarter year-on-year. The coverage of fibre-to-the-home increased by 600 thousand new premises in the quarter reaching 15.7 million, and continues to be the largest in Europe.

Pay TV accesses totalled 3.8 million (+4% organic year-on-year) including 750 thousand DTS satellite accesses. Net additions in the quarter, affected by the typical seasonality of the second quarter (“La Liga” end of season), amounted to 27 thousand accesses, as a result of the net additions of IPTV customers (+100 thousand) and the net loss of satellite TV customers (-73 thousand), at the same time both were impacted by the migration of 34 thousand from DTS customers to “Fusión+”. Quarterly churn stood at 1.6% with a noteworthy level of containment (-0.2 percentage points year-on-year and quarter-on-quarter).

Mobile accesses (-1% year-on-year) once again slowed down its year-on-year decrease, supported by net additions in contract that turned positive in the quarter (50 thousand; -17 thousand in the previous quarter) fostered by M2M and the positive uptake of the second mobile line included in “Fusión+ Contigo” from 1 June. Excluding M2M, the performance of contract accesses improved equally (-13 thousand; vs. -65 thousand the previous year). Contract churn ex-M2M stood at 1.3% in the quarter (-0.1 percentage points year-on-year and quarter-on-quarter).

Smartphone penetration (68%; +4 percentage points year-on-year) continued to drive mobile data traffic (+49% year-on-year). LTE coverage reached 86% (+3 percentage points compared with March) and LTE penetration 33% (+17 percentage points year-on-year).

Wholesale accesses increased to 4.7 million (-11% year-on-year) with net losses of 174 thousand accesses in line with the previous quarter (-171 mil). Meanwhile, wholesale fibre accesses grew to 210 thousand (doubling year-on-year).

Operating revenues for the quarter (3,202 million euros) remained stable year-on-year (-0.1%) and in line with the previous quarter (+0.2% year-on-year) despite the greater decline in handset revenues (-22.3%; vs. -18.2% the previous quarter).

In contrast, service revenues improved their year-on-year performance sequentially (+1.1%; vs. +1.0% in January-March) mainly due to greater commercial activity and improved performance in business segment. It is important to highlight that the first “Fusión” tariff update was in May 2015, so it has less of an impact in the year-on-year comparison in the second quarter than in the first one.

In the semester, revenues increased to 6,328 million euros, stable year-on-year (0.0%; +5.4% reported).

Consumer revenues (1,636 million euros in the quarter) increased 0.9% year-on-year (+1.8% in the previous quarter) driven by the strong 22.7% year-on-year growth of “Fusión” (1,015 million euros) which offset the decline in “non-Fusión” revenues (-21.8% year-on-year) thanks to the growth in ARPU and customers and despite the lower impact of the tariff update vs. the previous quarter.

Business revenues (876 million euros in the quarter) changed trend and grew by 0.6% year-on-year (-2.8% in the previous quarter) driven by the greater growth of IT (+11.8% year-on-year) and the lesser sequential decrease of revenues from communications (-2.0% year-on-year) driven by an improved loyalty level in SMEs.

Other revenues (568 million euros) increased by 2.0% year-on-year (+5.1% in January-March) mainly due to the improved performance of wholesale revenues in TV and NEBA, and despite the reduction in revenues in MVNOs.

Operating expenses (1,966 million euros in April-June) decreased by 1.9% year on year, and improved their sequential evolution by 0.6 percentage points due to the reduction of personnel expenses. In the semester, expenses amounted to 3,921 million euros (-1.6% year-on-year; +7.2% reported).

Supplies (869 million euros in the quarter) increased 5.0% year-on-year (+0.2% in the first quarter of the year) mainly due to greater content costs associated with the higher cost of the exclusivity of motor sports content and the purchase of equipment (IT). Net content expenses (from wholesale TV revenues) increased by 9% year-on-year (+6% in the previous quarter).

Personnel expenses (524 million euros in April-June) posted a change in their trend vs. the previous quarter and decreased by 8.3% year-on-year (+3.0% in January-March), due to the savings generated by the employment suspension plan (60 million euros). At the close of June, the workforce of T. España stood at 28,836 employees (-10.4% vs. December 2015).

Other operating expenses (574 million euros in the quarter) decreased by 5.4% year-on-year, (-7.2% in the quarter) mainly due to lower commercial expenses (handset subsidies, advertising and channels).

OIBDA reached 1,317 million euros in April-June and grew by 1.1% year-on-year, which translated into an OIBDA margin of 41.1% (+0.5 percentage points year-on-year), although it must be noted that OIBDA in the second quarter of 2015 was impacted by capital gains on the sale of real estate (19 million euros). Stripping out this impact, the performance of OIBDA (+2.6% year-on-year) and margin (+1.1 percentage points vs. April-June 2015) improved vs. the previous quarter (OIBDA +2.0% year-on-year; margin +0.7 percentage points year-on-year).

In the semester, OIBDA increased to 2,583 million euros, 1.5% higher vs. the same period of 2015 and OIBDA margin stood at 40.8% (+0.6% percentage points year-on-year).

CapEx in the first six months of the year stood at 889 million euros, including in the quarter 7 millions of spectrum (+4.1% year-on-year; +1.2% in the quarter).

As a result, the operating cash flow grew year-on-year in the quarter (+1.0% year-on-year) for the first time since the third quarter of 2013 and reached 1,694 million euros in the semester (+0.2% year-on-year).

TELEFÓNICA ESPAÑA

CONSOLIDATED INCOME STATEMENT

Unaudited figures (Euros in millions)

	January - June		% Chg		April - June		% Chg
	2016	2015	Reported	Organic	2016	2015	Reported	Organic
Revenues	6,328	6,002	5.4	0.0	3,202	3,124	2.5	(0.1)
Mobile handset revenues	238	299	(20.3)	(20.3)	121	156	(22.3)	(22.3)
Revenues ex-mobile handset revenues	6,090	5,703	6.8	1.0	3,081	2,968	3.8	1.1
Consumer (1)	3,262	2,928	11.4	1.4	1,636	1,549	5.7	0.9
Fusión	1,994	1,603	24.4	24.4	1,015	827	22.7	22.7
Non-Fusión	1,268	1,325	(4.3)	(21.5)	621	721	(13.9)	(21.8)
Business	1,712	1,731	(1.1)	(1.1)	876	871	0.6	0.6
Communications	1,368	1,420	(3.7)	(3.7)	690	705	(2.0)	(2.0)
IT	345	311	10.7	10.7	186	166	11.8	11.8
Other (2)	1,116	1,044	6.9	3.5	568	548	3.6	2.0
Internal expenditure capitalized in fixed assets	169	170	(0.4)	(0.4)	82	82	0.4	0.4
Operating expenses	(3,921)	(3,657)	7.2	(1.6)	(1,966)	(1,922)	2.3	(1.9)
Supplies	(1,649)	(1,371)	20.3	2.7	(869)	(767)	13.3	5.0
Personnel expenses	(1,117)	(1,122)	(0.5)	(2.6)	(524)	(565)	(7.3)	(8.3)
Other operating expenses	(1,154)	(1,164)	(0.9)	(6.3)	(574)	(591)	(2.8)	(5.4)
Other net income (expense)	(2)	0	c.s.	c.s.	(7)	(5)	35.6	38.1
Gain (loss) on sale of fixed assets	10	72	(85.8)	(69.8)	6	26	(77.4)	(77.4)
Impairment of goodwill and other assets	(2)	—	n.m.	n.m.	(1)	(0)	70.0	70.0
Operating income before D&A (OIBDA)	2,583	2,586	(0.1)	1.5	1,317	1,305	0.9	1.1
OIBDA Margin	40.8%	43.1%	(2.3 p.p. )	0.6 p.p.	41.1%	41.8%	(0.6 p.p. )	0.5 p.p.
CapEx	889	889	0.0	4.1	463	476	(2.8)	1.2
Spectrum	7	49	(85.7)	(85.7)	7	27	(74.0)	(74.0)
OpCF (OIBDA-CapEx)	1,694	1,697	(0.2)	0.2	854	829	3.0	1.0

Note:

•	The reported figures include DTS in Telefónica España’s consolidation perimeter from 1 May 2015.

•	OIBDA and OI before management and brand fees.

•	Mobile handset revenues have been restated from 1 January 2015 including all the business of Telefónica España (previously only Telefónica Móviles España).

(1)	Consumer revenues include residential and SOHO revenues.
(2)	Other revenues include wholesale, subsidiaries and other revenues.

TELEFÓNICA ESPAÑA

ACCESSES

Unaudited figures (Thousands)

	2015				2016
	March	June	September	December	March	June	% Var
Final Clients Accesses	35,882.6	36,958.2	36,868.1	36,935.6	36,791.3	36,765.2	(0.5)
Fixed telephony accesses (1)	10,321.9	10,126.6	10,064.9	10,005.6	9,910.6	9,854.2	(2.7)
Internet and data accesses	5,972.7	5,905.1	5,947.8	6,000.0	6,012.8	6,061.6	2.7
Broadband	5,928.3	5,861.0	5,906.1	5,962.0	5,978.6	6,030.2	2.9
Fibre	1,560.3	1,720.7	1,950.5	2,223.0	2,458.3	2,675.7	55.5
Mobile accesses	17,448.6	17,330.7	17,272.0	17,258.5	17,140.1	17,094.4	(1.4)
Prepay	3,122.6	2,989.1	2,881.1	2,777.1	2,675.7	2,579.7	(13.7)
Contract	14,325.9	14,341.6	14,390.9	14,481.4	14,464.5	14,514.7	1.2
M2M	1,662.4	1,726.5	1,705.6	1,778.8	1,827.2	1,890.5	9.5
Pay TV (2)	2,139.5	3,595.7	3,583.4	3,671.5	3,727.8	3,755.0	4.4

Wholesale Accesses	5,333.6	5,286.7	5,200.4	5,037.7	4,866.9	4,693.3	(11.2)
Fibre	66.5	97.9	124.4	144.7	176.6	210.3	114.9

Total Accesses	41,216.2	42,244.9	42,068.4	41,973.3	41,658.2	41,458.6	(1.9)

(1)	Includes fixed wireless and VoIP accesses.
(2)	From the second quarter of 2015, Pay TV accesses include DTS.

TELEFÓNICA ESPAÑA

CONSUMER ACCESSES (Fusión + non-Fusión)

Unaudited figures (thousands)

	2015				2016
	March	June	September	December	March	June	% Var
Fixed telephony accesses	7,782.2	7,609.9	7,559.7	7,509.9	7,428.5	7,382.1	(3.0)
Internet and data accesses	5,119.0	5,049.6	5,089.0	5,135.8	5,145.4	5,186.4	2.7
Mobile accesses	12,240.0	12,049.3	12,001.3	11,920.1	11,759.7	11,676.5	(3.1)
Prepay	3,122.6	2,989.2	2,881.1	2,777.1	2,675.7	2,579.7	(13.7)
Contract	9,117.3	9,060.0	9,120.2	9,143.0	9,084.0	9,096.8	0.4
Pay TV	2,139.5	3,595.7	3,583.4	3,671.5	3,727.8	3,755.0	4.4

Total Consumer Accesses	27,280.6	28,304.5	28,233.5	28,237.2	28,061.4	28,000.0	(1.1)

TOTAL MOBILE ACCESSES

Unaudited figures

	2015				2016
	March	June	September	December	March	June	% Var
Prepay percentage (%)	17.9%	17.2%	16.7%	16.1%	15.6%	15.1%	(2.2 p.p.	)
Contract percentage (%)	82.1%	82.8%	83.3%	83.9%	84.4%	84.9%	2.2 p.p.
Smartphones (‘000)	9,801.4	9,877.2	10,052.6	10,169.0	10,200.2	10,295.8	4.2
Prepay	365.7	351.4	348.8	383.5	366.3	390.2	11.1
Contract	9,435.7	9,525.8	9,703.8	9,785.5	9,833.9	9,905.6	4.0
Smartphone penetration (%)	62.8%	64.0%	65.2%	66.3%	67.2%	68.3%	4.3 p.p.
Prepay (%)	11.7%	11.8%	12.1%	13.8%	13.7%	15.1%	3.4 p.p.
Contract (%)	75.6%	76.5%	77.4%	77.9%	78.7%	79.2%	2.7 p.p.
LTE (‘000)	2,159.4	2,554.2	2,995.9	3,293.0	4,520.7	5,050.0	97.7
LTE penetration (%)	13.7%	16.4%	19.2%	21.3%	29.5%	33.2%	16.8 p.p.

CONSUMER FUSIÓN

Unaudited figures (thousands)

	2015				2016
	March	June	September	December	March	June	% Var
Fusión Customers	3,866.2	3,880.7	4,002.7	4,140.3	4,209.1	4,268.8	10.0
Fibre 100/300	891.8	957.1	1,064.4	1,188.1	1,267.4	1,345.9	40.6
IPTV	1,926.6	2,035.7	2,339.1	2,600.2	2,768.6	2,873.6	41.2
Mobile add-ons	1,870.5	1,915.2	1,969.1	2,016.5	2,023.3	2,084.1	8.8

CONSUMER FUSIÓN

Unaudited figures

	2015				2016
	Q1	Q2	Q3	Q4	Q1	Q2	% Var
Fusión ARPU (EUR)	68.6	71.3	73.8	73.2	78.2	79.8	11.8
Fusión churn	0.9%	1.4%	1.1%	1.1%	1.3%	1.1%	(0.3 p.p.	)

	Jan-Mar	Jan-Jun	Jan-Sep	Jan-Dec	Jan-Mar	Jan-Jun	% Var
Fusión ARPU (EUR)	68.6	70.0	71.3	71.8	78.2	79.0	12.9
Fusión churn	0.9%	1.2%	1.2%	1.2%	1.3%	1.2%	0.1 p.p.

SELECTED OPERATIONAL DATA

Unaudited figures

	2015				2016
	Q1	Q2	Q3	Q4	Q1	Q2	% Var
Total voice traffic (Million minutes)	42,519	41,500	38,950	38,963	38,139	39,876	(3.9)
Fixed voice traffic	23,895	22,866	20,958	20,863	20,456	20,903	(8.6)
Mobile voice traffic	18,624	18,634	17,993	18,100	17,683	18,973	1.8
Total data traffic (TB)	1,007,617	946,695	1,075,921	1,237,898	1,333,989	1,363,624	44.0
Fixed data traffic	982,743	916,869	1,037,339	1,200,768	1,291,860	1,319,042	43.9
Mobile data traffic	24,874	29,826	38,582	37,129	42,129	44,583	49.5

	Jan-Mar	Jan-Jun	Jan-Sep	Jan-Dec	Jan-Mar	Jan-Jun	% Var
Total voice traffic (Million minutes)	42,519	84,018	122,969	161,932	38,139	78,015	(7.1)
Fixed voice traffic	23,895	46,761	67,718	88,582	20,456	41,359	(11.6)
Mobile voice traffic	18,624	37,258	55,250	73,351	17,683	36,656	(1.6)
Total data traffic (TB)	1,007,617	1,954,312	3,030,233	4,268,131	1,333,989	2,697,613	38.0
Fixed data traffic	982,743	1,899,612	2,936,951	4,137,720	1,291,860	2,610,901	37.4
Mobile data traffic	24,874	54,700	93,282	130,411	42,129	86,712	58.5

Notes:

Since 1 January 2015:

•	Consumer accesses (Fusión + Non-Fusión) include accesses of services taken out by the Consumer segment (including SOHOs).

•	Fusión Consumer ARPU: average monthly Consumer Fusión revenue divided by average customers for the period.

•	Fusión Consumer customer base excludes SME’s customers.

•	Fusión Consumer mobile add-ons include “Vive 13” accesses associated to Fusión packages.

•	Voice traffic is defined as minutes per access used on the company’s network, both outbound and inbound. Promotional traffic is included. Traffic not associated to the Company’s mobile customers (roaming-in, MVNOs, interconnection of third parties and other business lines) is included. Traffic volume non rounded.

•	Data traffic is defined as Terabytes used by the company customers, both upload and download (1TByte = 10^12 bytes). Promotional traffic is included. Traffic not associated to the Company’s mobile customers (roaming-in, MVNOs, interconnection of third parties and other business lines) is also included. Traffic volume non-rounded.

03

TELEFÓNICA DEUTSCHLAND

(year-on-year changes in organic terms)

Telefónica Deutschland continued to increase profitability and operating cash flow whilst driving momentum in an environment of intense mobile competition (aggressive pricing in non-premium). At the same time, the Company progressed further with the integration of E-Plus, with important integration milestones reached by June (the second wave of the employee restructuring programme and good progress regarding network integration and future multi brand portfolio). Since 1 July 2016 onwards the network focus has shifted towards the integration of the 4G networks.

Commercially, the Company focused on the O2 brand as its key proposition for the premium segment and is about to successfully complete the migration of the contract customer base of the BASE and E-Plus brands to the O2 brand.

Telefónica Deutschland reiterates its 2016 full-year outlook mobile service revenue (MSR) evolution and OIBDA based on successful synergy capture while annual Capex outlook is changed to ‘mid to high single-digit % growth’ (previously “low tens”), due to a more efficient Capex spend and LTE rollout phasing. At the same time, Telefónica Deutschland announces its intention to grow dividend annually over the next three years, starting with a proposal of €0.25/share for the financial year 2016 (€0.24/share last year).

The contract mobile customer base (45% of total) grew 3% year-on-year and registered 339 thousand net additions in the quarter (1.9x quarter-on-quarter), with an increasing contribution from partners (53% of gross additions in the quarter vs. 45% the previous one). The prepay access base (+1% year-on-year; 55% of total) posted 71 thousand net additions for April to June, changing the trend vs. the first quarter (236 thousand net disconnections due to seasonal factors).

Smartphone penetration grew 5 percentage points year-on-year to 56% on the continued expansion of LTE (9.4 million accesses; +8% quarter-on-quarter). LTE penetration improved by 8 percentage points year-on-year to 22% and mobile data traffic grew 35.2% year-on-year vs. the first half of 2015.

Data ARPU accelerated to 3.9% year-on-year in the second quarter (+3.1% in the first quarter) on the back of non-SMS data ARPU (+11.5%). As a result, contract ARPU performance improved (-3.3% year-on-year; -3.8% in the previous one). As a result, mobile ARPU was 3.8% lower year-on-year in the quarter.

The benefits of the strong uptake of VDSL (76 thousand net additions in April-June) resulted in a second consecutive quarter of positive retail broadband net additions (2 thousand in the quarter and 6 thousand in the first half).

Revenues in the second quarter of 2016 declined by 5.9% year-on-year to 1,834 million euros (3,691 million euros in the first six months of the year, -4.1% year-on-year), slowing down 3.6 percentage points vs. the first quarter, out of which 3.1 p.p. is explained by lower handset sales.

Mobile service revenues amounted to 1,358 million euros in April-June, 1.7% less than in the same period of 2015(-1.5% year-on-year in January-June) reflecting the higher share of wholesale revenue as well as the continued headwinds from legacy base and regulatory effects (interconnection rate cuts explain -0.2 percentage points of the year-on-year change).

Mobile data revenues in the second quarter (749 million euros) accelerated 0.5 percentage points to 5.8% year-on-year on the back of non-SMS data revenues (+13.6% year-on-year; 574 million euros in April-June;), leveraging the higher LTE customer base and a 16% quarter-on-quarter increase of average data usage (1.4 GB per month in the quarter) of O2 consumer contract customers. As a result, mobile data over mobile service revenues increased 4 percentage points year-on-year to 55% in the quarter and non-SMS data grew 6 percentage points to 77% of mobile data.

Handset sales totalled 226 million euros and declined 25.5% vs. the second quarter of 2015, 20.0 percentage points more than in the first one, reflecting longer handset replacement cycles and lower demand in line with broader market dynamics.

Fixed revenues (245 million euros) were down 5.9% year-on-year in April-June period (-4.5% year-on-year in the first half) explained by the pressure on wholesale fixed broadband that could not be offset by the continued good performance of VDSL.

Operating expenses reached 1,435 million euros in the quarter (-4.6% year-on-year) and 2,918 million euros in the first six months (-4.2% year-on-year) and includes restructuring expenses of 14 million euros and 23 million euros in the second and in the first quarters respectively (2015: 3 million euros in the second quarter) related to integration synergies.

Supplies declined 10.6% year-on-year to 578 million euros in April-June (-7.6% year-on-year in January-June) due to lower interconnection and hardware costs.

Personnel expenses amounted to 160 million euros and declined 10.1% with respect to the second quarter of 2015 (-11.7% year-on-year in the semester) mainly on the back of the first wave of the restructuring programme executed last year.

Other operating expenses (697 million euros in April-June), increased 0.8% year-on-year compared with -3.4% in January-March as savings from integration initiatives offset investments in brands and upfront costs related to the large integration initiatives started in 2016.

OIBDA totalled 458 million euros and grew by 1.8% year-on-year in the second quarter excluding non-recurrent effects (850 million euros in January to June 2016; +3.8% year-on-year). Quarterly OIBDA performance reflected seasonally higher transformation OpEx effects in the first half of the year (customer retention, brand positioning and IT stacks consolidation) partially offset by the continued benefit from synergy capture (40 million euros in the second quarter) mainly from the rollover of 2015 initiatives. Non-recurrent effects include restructuring costs previously mentioned as well as the disposal of “yourfone” of 15 million euros in the first quarter of 2015.

The OIBDA margin stood at 25.0% in the second quarter, up 1.9 percentage points year-on-year excluding non-recurrent impacts and 23.0% for the six months period (+1.8 percentage points year-on-year).

CapEx amounted to 433 million euros in the first half of the year (-7.1% year-on-year) as investments are back-end loaded in 2016 due to the expected intensification of the network integration effort in the second half of the year.

Operating Cash Flow (OIBDA-CapEx) totalled 417 million euros in the first half, up 16.7% year-on-year excluding non-recurrent effects.

TELEFÓNICA DEUTSCHLAND

CONSOLIDATED INCOME STATEMENT

Unaudited figures (Euros in millions)

	January - June		% Chg		April - June		% Chg
	2016	2015	Reported	Organic	2016	2015	Reported	Organic
Revenues	3,691	3,849	(4.1)	(4.1)	1,834	1,949	(5.9)	(5.9)
Mobile Business	3,187	3,321	(4.0)	(4.0)	1,584	1,685	(6.0)	(6.0)
Mobile service revenues	2,694	2,735	(1.5)	(1.5)	1,358	1,382	(1.7)	(1.7)
Data revenues	1,478	1,400	5.6	5.6	749	707	5.8	5.8
Handset revenues	493	586	(15.9)	(15.9)	226	303	(25.5)	(25.5)
Fixed Business	498	521	(4.5)	(4.5)	245	260	(5.9)	(5.9)
FBB and new services (1)	379	401	(5.3)	(5.3)	187	203	(7.7)	(7.7)
Voice & access revenues	118	121	(1.8)	(1.8)	58	58	0.4	0.4
Internal expenditure capitalized in fixed assets	51	49	4.3	4.3	26	26	0.7	0.7
Operating expenses	(2,918)	(3,047)	(4.2)	(5.2)	(1,435)	(1,504)	(4.6)	(5.3)
Supplies	(1,206)	(1,306)	(7.6)	(7.6)	(578)	(646)	(10.6)	(10.6)
Personnel expenses	(333)	(345)	(3.2)	(11.7)	(160)	(166)	(3.4)	(10.1)
Other operating expenses	(1,379)	(1,397)	(1.3)	(1.3)	(697)	(692)	0.8	0.8
Other net income (expense)	25	—	—	—	33	(10)	c.s.	c.s.
Gain (loss) on sale of fixed assets	—	17	—	—	(0)	0	c.s.	c.s.
Impairment of goodwill and other assets	—	—	—	—	—	—	—	—
Operating income before D&A (OIBDA)	850	869	(2.2)	1.7	458	461	(0.7)	1.8
OIBDA Margin	23.0%	22.6%	0.5 p.p.	1.4 p.p.	25.0%	23.6%	1.3 p.p.	1.9 p.p.
CapEx	433	1,658	(73.9)	(7.1)	213	1,437	(85.2)	(12.5)
Spectrum	3	1,195	(99.8)	n.m.	1	1,195	(99.9)	n.m
OpCF (OIBDA-CapEx)	417	(789)	c.s.	11.7	245	(976)	c.s.	17.3

Note:

•	OIBDA and OI before management and brand fees.

(1)	Includes FBB connectivity services (retail and wholesale), including value added services, ICT revenues, other services over connectivity and FBB equipment.

TELEFÓNICA DEUTSCHLAND

ACCESSES

Unaudited figures (Thousands)

	2015				2016
	March	June	September	December	March	June	% Chg
Final Clients Accesses	46,572.8	46,981.4	47,627.2	47,391.2	47,341.7	47,754.9	1.6
Fixed telephony accesses (1)	2,022.0	2,009.7	1,999.9	1,997.8	2,002.8	2,007.4	(0.1)
Internet and data accesses	2,371.6	2,354.7	2,338.7	2,330.6	2,330.9	2,329.8	(1.1)
Broadband	2,128.3	2,115.2	2,102.7	2,098.0	2,101.5	2,103.9	(0.5)
VDSL	322.2	379.8	444.0	516.8	593.0	669.3	76.2
Mobile accesses	42,179.2	42,617.0	43,288.6	43,062.8	43,008.0	43,417.8	1.9
Prepay	23,264.2	23,500.9	24,003.7	23,979.4	23,743.5	23,814.2	1.3
Contract (2)	18,915.0	19,116.1	19,284.9	19,083.4	19,264.4	19,603.6	2.6
M2M	443.4	506.2	570.7	632.0	682.2	704.3	39.1
Wholesale Accesses	1,085.3	1,059.3	1,017.5	972.0	910.5	850.1	(19.7)

Total Accesses	47,658.1	48,040.7	48,644.7	48,363.2	48,252.2	48,605.0	1.2

(1)	Includes fixed wireless and VoIP accesses.
(2)	In the fourth quarter of 2015, 400 thousand inactive customer accesses were excluded.

MOBILE ACCESSES

Unaudited figures (thousands)

	2015				2016
	March	June	September	December	March	June	% Chg
Prepay percentage (%)	55.2%	55.1%	55.5%	55.7%	55.2%	54.8%	(0.3 p.p.	)
Contract percentage (%)	44.8%	44.9%	44.5%	44.3%	44.8%	45.2%	0.3 p.p.
Smartphones (‘000)	20,364.1	21,153.4	22,145.5	22,594.3	23,083.0	23,707.1	12.1
Prepay	9,086.7	9,538.8	10,097.5	10,279.7	10,678.9	10,805.8	13.3
Contract	11,277.4	11,614.6	12,048.0	12,314.6	12,404.1	12,901.3	11.1
Smartphone penetration (%)	49.8%	51.3%	52.9%	54.2%	55.4%	56.2%	5.0 p.p.
Prepay	39.6%	41.1%	42.6%	43.3%	45.4%	45.7%	4.7 p.p.
Contract	63.0%	64.4%	66.4%	68.7%	68.6%	69.6%	5.2 p.p.
LTE (‘000)	5,146.0	6,093.0	7,002.2	7,883.5	8,690.5	9,399.8	54.3
LTE penetration (%)	12.3%	14.5%	16.4%	18.6%	20.5%	22.0%	7.5 p.p.

SELECTED OPERATIONAL DATA

Unaudited figures

	2014				2015
	Q1	Q2	Q3	Q4	Q1	Q2	% Chg
Voice traffic (Million minutes)	30,769	29,334	28,324	29,450	28,910	29,341	0.0
Fixed voice traffic	6,533	5,686	4,915	5,067	5,214	4,652	(18.2)
Mobile voice traffic	24,236	23,647	23,409	24,383	23,696	24,689	4.4
Data traffic (TB)	485,180	497,059	514,154	603,296	664,202	663,704	33.5
Fixed data traffic (1)	445,008	454,804	468,256	552,795	612,603	603,867	32.8
Mobile data traffic	40,172	42,255	45,898	50,501	51,599	59,837	41.6
Mobile ARPU (EUR)	10.6	10.8	10.9	10.5	10.3	10.4	(3.8)
Prepay	5.6	5.9	6.0	5.8	5.7	5.7	(2.7)
Contract (2)	17.2	17.2	17.4	16.9	16.6	16.6	(3.3)
Data ARPU (EUR)	5.5	5.6	5.6	5.5	5.6	5.8	3.9
% non-SMS over data revenues	70.5%	71.5%	71.9%	72.5%	75.4%	76.7%	5.2 p.p.
Mobile churn	2.4%	2.1%	2.1%	2.8%	2.5%	2.1%	0.0 p.p.
Contract (2)	1.7%	1.7%	1.7%	2.4%	1.8%	1.6%	(0.1 p.p. )

	Jan-Mar	Jan-Jun	Jan-Sep	Jan-Dec	Jan-Mar	Jan-Jun	% Chg

Voice traffic (Million minutes)	30,769	60,103	88,427	117,877	28,910	58,251	(3.1)
Fixed voice traffic (1)	6,533	12,219	17,134	22,201	5,214	9,865	(19.3)
Mobile voice traffic	24,236	47,883	71,293	95,676	23,696	48,386	1.0
Data traffic (TB)	485,180	982,239	1,496,393	2,099,689	664,202	1,327,906	35.2
Fixed data traffic (1)	445,008	899,812	1,368,068	1,920,863	612,603	1,216,470	35.2
Mobile data traffic	40,172	82,427	128,325	178,826	51,599	111,436	35.2
Mobile ARPU (EUR)	10.6	10.7	10.8	10.7	10.3	10.3	(3.5)
Prepay	5.6	5.8	5.8	5.8	5.7	5.7	(0.8)
Contract (2)	17.2	17.2	17.3	17.2	16.6	16.6	(3.5)
Data ARPU (EUR)	5.5	5.5	5.6	5.5	5.6	5.7	3.5
% non-SMS over data revenues	70.5%	71.0%	71.3%	71.6%	75.4%	76.1%	5.1 p.p.
Churn	2.4%	2.3%	2.2%	2.4%	2.5%	2.3%	0.1 p.p.
Contract (2)	1.7%	1.7%	1.7%	1.9%	1.8%	1.7%	(0.0 p.p. )

Notes:

•	ARPU: monthly average revenue divided by the monthly average accesses of the period.

•	Voice traffic is defined as minutes per access used on the company’s network, both outbound and inbound. Promotional traffic is included. Traffic not associated to the Company’s mobile customers (roaming-in, MVNOs, interconnection of third parties and other business lines) is included. Traffic volume non rounded.

•	Data traffic is defined as Terabytes used by the company customers, both upload and download (1TByte = 10^12 bytes). Promotional traffic is included. Traffic not associated to the Company’s mobile customers (roaming-in, MVNOs, interconnection of third parties and other business lines) is also included. Traffic volume non rounded.

(1)	Includes solely traffic pertaining to FBB accesses, not Business customers.

04

TELEFÓNICA UK

(year-on-year changes in organic terms)

Telefónica UK showed strong trading performance, building on momentum from 2015, which has been underpinned by the strength of the O2 brand, successful commercial propositions and customer loyalty. These factors allowed the Company to deliver continued strong customer growth in a challenging market.

Fast LTE deployment continued, reaching 91% outdoor population coverage as of June (+18 percentage points year-on-year), leading to an LTE penetration of 43% of the mobile base.

Total mobile accesses reached 25.2 million (+1% vs. June 2015) after recording the strongest total quarterly net additions in 6 quarters (240 thousand). The mobile contract customer base (61% of the total; +5 percentage points year-on-year) grew 10% year-on-year, with 134 thousand net additions in the second quarter leveraged on new record levels of contract churn (0.8%; -0.1 percentage points year-on-year). The prepay mobile base posted 106 thousand net additions in the three months to June compared to net disconnections of 201 thousand in the first quarter.

The smartphone base stood at 13.3 million at the end of June, with a penetration of 62% (+13 percentage points year-on-year), reflecting the strong increase in LTE accesses (9.5 million; +64% year-on-year). As a result, mobile data traffic grew 57.1% year-on-year in the second quarter.

ARPU excluding “O2 Refresh” declined 0.8% year-on-year in the second quarter (+1.8% year-on-year in the first quarter) with higher subscription revenues year-on-year offset mainly by lower roaming and interconnection. Contract ARPU was down 5.2% year-on-year in April-June (-4.5% year-on-year in January-March) while prepay ARPU continued to grow (+10.2% year-on-year in the quarter; +9.7% the previous one).

Revenue in second quarter declined 1.6% year-on-year excluding the impact of “O2 Refresh” and reached 1,712 million euros mostly a result of ARPU dynamics together with a market wide slowdown in handset sales. In the first six months, revenue totalled 3,464 million euros, remaining stable year-on-year (-0.1% ex “O2 Refresh”).

Mobile service revenue (1,308 million euros) was broadly flat year-on-year in the quarter excluding the impact of “O2 Refresh”, (-0.2%) and benefitted from customer base growth which was offset mostly by lower roaming and interconnect. Performance compared to the first quarter (+2.6% year-on-year) is primarily driven by slowdown in roaming revenue. Mobile service revenue totalled 2,633 million euros in the first six months of the year (+1.1% year-on-year ex “O2 Refresh”).

Data revenue improved 1.9% year-on-year in the April to June period (+1.7% in January-June), driven by the sustained growth of non-SMS data revenue (+4.9% year-on-year in the second quarter; +4.2% in the first half). This resulted in non-SMS data revenue accounting for 61% of data revenue in the second quarter (+2 percentage points year-on-year), while data revenue represented 60% of mobile service revenue (+2 percentage points year-on-year).

Handset revenue & other declined 11.6% year-on-year in the second quarter to 404 million euros (-9.0% in the first half), accelerating its declined vs the first quarter, again in line with a market wide decline in the level of handset sales and increased handset lifecycles.

Operating expenses reached 1,285 million euros in the quarter, 5.3% lower year-on-year (2,601 million euros in the first half; -4.8% year-on-year).

Supplies (787 million euros) declined 7.6% year-on-year in April-June (-8.1% in January-March) due to lower interconnection costs as well as declining hardware expense on the reduced level of handset sales.

Personnel expenses totalled 135 million euros and increased 8.6% year-on-year in April-June (+5.3% in January-March) affected by headcount growth.

Other expenses reverted its growth trend and decreased 4.6% year-on-year in the second quarter (+1.3% in the first quarter) to reach 362 million euros on continuing cost management.

OIBDA in the quarter totalled 456 million euros (-4.0% year-on-year) and grew 0.6% year-on-year in the first half of 2016 to 918 million euros. This resulted in an OIBDA margin of 26.6% in the second quarter (+0.1 percentage points year-on-year) and of 26.5% in the six months to June 2016 (+1.0 percentage points year-on-year).

CapEx amounted to 415 million euros the period January to June, an increase of 6.3% year-on-year, mainly focused on LTE expansion.

Operating Cash Flow (OIBDA-CapEx) totalled 502 million euros in the first half of the year, 3.7% lower than a year ago.

TELEFÓNICA UK

CONSOLIDATED INCOME STATEMENT

Unaudited figures (Euros in millions)

	January - June		% Var		April - June		% Var
	2016	2015	Reported	Organic	2016	2015	Reported	Organic
Revenues	3,464	3,804	(8.9)	(3.2)	1,712	1,953	(12.3)	(4.4)
Mobile service revenues	2,633	2,834	(7.1)	(1.2)	1,308	1,455	(10.1)	(2.0)
Data revenues	1,577	1,649	(4.4)	1.7	790	845	(6.5)	1.9
Handset revenues and other	831	970	(14.4)	(9.0)	404	498	(19.0)	(11.6)
Internal expenditure capitalized in fixed assets	70	76	(8.0)	(2.3)	36	42	(14.5)	(7.0)
Operating expenses	(2,601)	(2,904)	(10.4)	(4.8)	(1,285)	(1,479)	(13.1)	(5.3)
Supplies	(1,594)	(1,838)	(13.3)	(7.8)	(787)	(929)	(15.3)	(7.6)
Personnel expenses	(267)	(265)	0.9	7.0	(135)	(136)	(0.2)	8.6
Other operating expenses	(741)	(801)	(7.5)	(1.7)	(362)	(414)	(12.5)	(4.6)
Other net income (expense)	(13)	(8)	48.9	58.3	(4)	(1)	n.m.	n.m.
Gain (loss) on sale of fixed assets	(2)	3	c.s.	c.s.	(2)	3	c.s.	c.s.
Impairment of goodwill and other assets	—	—	—	—	—	—	—	—
Operating income before D&A (OIBDA)	918	970	(5.4)	0.6	456	517	(11.8)	(4.0)
OIBDA Margin	26.5%	25.5%	1.0 p.p.	1.0 p.p.	26.6%	26.5%	0.2 p.p.	0.1 p.p.
CapEx	415	415	0.0	6.3	223	203	10.1	19.9
Spectrum	—	—		—	—	—	—	—
OpCF (OIBDA-CapEx)	502	555	(9.5)	(3.7)	233	314	(26.0)	(19.4)

Notes:

•	OIBDA and OI before management and brand fees.

TELEFÓNICA UK

ACCESSES

Unaudited figures (Thousands)

	2015				2016
	March	June	September	December	March	June	% Chg
Final Clients Accesses	24,869.2	25,072.2	25,302.4	25,286.9	25,204.2	25,452.6	1.5
Fixed telephony accesses (1)	232.1	235.4	241.2	247.1	249.8	257.7	9.5
Internet and data accesses	19.9	20.4	20.5	21.0	21.5	22.3	9.8
Broadband	19.9	20.4	20.5	21.0	21.5	22.3	9.8
Mobile accesses	24,617.1	24,816.5	25,040.7	25,018.8	24,933.0	25,172.5	1.4
Prepay (2)	10,766.1	10,793.1	10,823.2	10,561.4	9,640.1	9,745.8	(9.7)
Contract	13,851.1	14,023.4	14,217.6	14,457.4	15,292.8	15,426.7	10.0
M2M (3)	2,201.1	2,234.2	2,289.9	2,383.9	3,143.4	3,176.8	42.2

Total Accesses	24,869.2	25,072.2	25,302.4	25,286.9	25,204.2	25,452.6	1.5

(1)	Includes fixed wireless and VoIP accesses.
(2)	Includes the disconnection of 720 thousand inactive prepay customers in the first quarter 2016.
(3)	Includes 720 thousand M2M accesses on the Jasper platform since the first quarter 2016.

MOBILE ACCESSES

Unaudited figures (thousands)

	2015				2016
	March	June	September	December	March	June	% Chg
Prepay percentage (%)	43.7%	43.5%	43.2%	42.2%	38.7%	38.7%	(4.8 p.p.	)
Contract percentage (%)	56.3%	56.5%	56.8%	57.8%	61.3%	61.3%	4.8 p.p.
Smartphones (‘000)	10,784.8	10,972.4	11,202.4	13,274.4	13,267.7	13,301.8	21.2
Prepay	3,343.9	3,370.8	3,451.1	4,275.5	4,358.7	4,494.0	33.3
Contract	7,440.9	7,601.6	7,751.3	8,998.9	8,909.0	8,807.8	15.9
Smartphone penetration (%)	49.3%	49.9%	50.6%	60.4%	62.8%	62.4%	12.5 p.p.
Prepay (%)	31.4%	31.6%	32.2%	40.9%	45.6%	46.5%	14.9 p.p.
Contract (%)	66.4%	67.2%	67.9%	78.1%	77.0%	75.6%	8.4 p.p.
LTE (‘000)	4,906.0	5,769.9	6,631.7	7,661.8	8,300.8	9,489.0	64.5
LTE penetration (%)	22.4%	26.2%	30.0%	34.9%	38.1%	43.1%	16.9 p.p.

SELECTED MOBILE OPERATIONAL DATA

Unaudited figures

	2015				2016
	Q1	Q2	Q3	Q4	Q1	Q2	% Chg Local Cur
Voice Traffic (Million minutes)	22,206	22,926	22,545	22,850	22,964	23,425	2.2
Data traffic (TB)	30,928	35,478	39,873	45,257	49,648	55,720	57.1
ARPU (EUR)	18.8	19.6	19.9	19.3	17.9	17.5	(2.5)
Prepay	7.4	7.6	7.8	7.8	7.8	7.7	10.2
Contract (1)	32.7	34.0	34.6	33.0	30.1	29.6	(5.2)
Data ARPU (EUR)	10.9	11.4	11.6	11.3	10.6	10.5	0.9
% non-SMS over data revenues	58.6%	59.2%	60.2%	59.5%	59.9%	61.0%	1.7 p.p.
Churn	1.7%	1.6%	1.8%	2.2%	2.0%	1.5%	(0.1 p.p. )
Contract (1)	1.0%	0.9%	0.9%	1.0%	0.9%	0.8%	(0.1 p.p. )

	Jan-Mar	Jan-Jun	Jan-Sep	Jan-Dec	Jan-Mar	Jan-Jun	% Chg Local Cur
Voice Traffic (Million minutes)	22,206	45,132	67,677	90,527	22,964	46,389	2.8
Data traffic (TB)	30,928	66,406	106,279	151,536	49,648	105,368	58.7
ARPU (EUR)	18.8	19.2	19.4	19.4	17.9	17.7	(1.8)
Prepay	7.4	7.5	7.6	7.7	7.8	7.7	9.9
Contract (1)	32.7	33.3	33.8	33.5	30.1	29.9	(4.8)
Data ARPU (EUR)	10.9	11.2	11.3	11.3	10.6	10.6	0.7
% non-SMS over data revenues	58.6%	58.9%	59.4%	59.4%	59.9%	60.4%	1.5 p.p.
Churn	1.7%	1.6%	1.7%	1.8%	2.0%	1.8%	0.2 p.p.
Contract (1)	1.0%	1.0%	1.0%	1.0%	0.9%	0.9%	(0.1 p.p. )

Notes:

•	ARPU: monthly average revenue divided by the monthly average accesses of the period.

•	Voice Traffic is defined as minutes used by the company customers, both outbound and inbound. On-net traffic is only included once (outbound), and promotional traffic is included. Traffic not associated to the Company’s mobile customers (roaming-in, MVNOs, interconnection of third parties and other business lines) is excluded. Traffic volume non-rounded.

•	Data traffic is defined as Terabytes used by the company customers, both upload and download (1TByte = 10^12 bytes). Promotional traffic is included. Traffic not associated to the Company’s mobile customers (roaming-in, MVNOs, interconnection of third parties and other business lines) is also included. Traffic volume non-rounded.

(1)	Excludes M2M.

05

TELEFÓNICA BRASIL

(year-on-year changes in organic terms)

Telefónica Brasil’s data centric and quality strategy (with higher penetration of high-value services), which combined with the capture of synergies and efficiencies has enabled the improvement of its market position and has translated into solid financial results (simultaneous growth in revenues, OIBDA, OpCF and margin expansions). It is important to highlight that this performance has been achieved despite a difficult macro environment and regulatory situation (reduction in rates: mobile termination -33.8%, fixed-mobile retail -20.6%, local fixed -65.9% and fixed interurban -21.3%; all since 24 February 2016).

The Company managed 97.1 million accesses, 9% lower than in June 2015 due to the more restrictive calculation of prepay accesses, which caused a decrease in mobile accesses of 11.3% year-on-year (73.3 million).

In mobile contract, quarterly net additions amounted to 381 thousand accesses, more than doubling that of the previous quarter although it is lower than that of the same period of the previous year (679 thousand accesses), in a context of lower economic growth. Thus, market share stood at 42.3% as of May (+0.7 percentage points year-on-year), after capturing 55% new accesses in the last twelve months.

The Company maintained market leadership in LTE, with a market share of 36.9% as of May. Accesses reached 15.1 million, tripling vs. June 2015 and coverage extended to 198 cities (47% of population coverage). Likewise, smartphones maintained a strong rate of increase and already reached a penetration of 60% (+17 percentage points year-on-year).

Mobile ARPU maintained a solid year-on-year growth in the second quarter and accelerated to 18.6% driven by data ARPU (+40.9% in April-June; +37.0% in January-March) and greater weight of contract accesses. The strong increase in outgoing ARPU (+16.2% year-on-year in the quarter; +14.2% in the semester) offset the negative impact of incoming ARPU due to lower termination rates.

Year-on-year changes in the fixed business were affected by the homogenisation of accesses criteria with GVT in the fourth quarter of 2015 (with no impact on revenues). For this reason, and due to fixed-mobile substitution, traditional accesses decreased by 1% year-on-year.

Retail broadband accesses (7.3 million) increased by 2% year-on-year; highlighting the strong performance of fibre accesses (4.0 million; 676 thousand FTTH), which accounted for 55% of broadband accesses (+4 percentage points year-on-year). Premises passed with FTTx increased to 16.1 million at June (4.9 million with FTTH in Sao Paolo). The deployment of fibre and the improved quality of the copper base (accesses with speeds higher than 30 Mbps account for 13% of total broadband accesses, +4 percentage points year-on-year) explained the ARPU growth (+7.3% year-on-year in the quarter and +7.5% in the semester).

Pay TV accesses (1.8 million accesses) decreased by 1% vs. June 2015 due to the macro situation and commercial activity based on value. Thus, net losses in the last three months stood at 25 thousand accesses (26 thousand accesses in January-June). The greater weight of IPTV accesses (11% of the total vs. 7% one year ago) and the high-value plans in DTH enable a solid year-on-year growth trend in ARPU (+12.2% in April-June versus 12.9% in January-March).

Revenues for the second quarter amounted to 2,656 million euros (5,087 million euros in the first semester) and increased by 0.9% year-on-year (+0.8% in the semester) thanks to the progressive monetisation of data and despite the macro and regulatory impact (+2.8% ex-regulation), and lower handset sales (impact of -0.7 percentage points in year-on-year revenue growth in the quarter).

Mobile service revenues (1,505 million euros in April-June) accelerated their growth to 2.3% year-on-year (+0.4% year-on-year in the first quarter) mainly due to improved outgoing ARPU mentioned above, which more than offset the impact of the regulatory changes (+3.9% excluding this effect in the quarter and +3.6% in the first half of the year).

Data revenues, driven by greater 4G accesses and smartphones, posted a solid year-on-year increase of 24.8% in April-June (+24.4% in January-June) and accounted for 52% of service revenues (+9 percentage points year-on-year). Meanwhile, non-SMS data revenues, the main revenue growth driver, grew by 31.8% vs. the second quarter of 2015 (+30.5% in the first quarter).

Handset revenues decreased by 19.2% year-on-year in April-June, 8 percentage points more than in the first quarter due to lower commercial activity, which was focused on more profitable customers.

Fixed business revenues in the second quarter (1,072 million euros) increased by 0.8% with a slight slowdown of its growth rate (+2.0% in the first quarter) due to the higher impact of regulation in the last three months (+3.2% excluding regulatory impact, +4.5% in the first quarter).

Broadband and new services revenues stood at 402 million euros and increased by 4.8% vs. the second quarter of 2015 (+3.8% year-on-year in the semester), highlighting the strong growth in fibre revenues (+22.2%; +23.1% in January-June) and pay TV revenues (+13.9%; +17.3% in January-June).

Operating expenses totalled 1,817 million euros in the quarter (3,473 million in the semester) and continued to improve their trend (-2.9% in the quarter; -1.0% in the previous one) thanks to efficiency measures, synergies generated, more selective commercial spend, and despite the impact of inflation (+8.8% year-on-year). In the quarter, a provision was booked of 25 million euros , associated with the restructuring programme.

Supplies (535 million euros) decreased by 10.1% vs. April-June 2015 (-5.5% in the first quarter) mainly due to the reduction in termination rates (higher impact this quarter) and lower commercial activity with equipment (commercial activity focussed on profitable customers).

Personnel expenses amounted to 290 million euros and decreased by 0.3% year-on-year in the quarter (+4.6% in the first quarter) despite subcontract insourcing and wages update.

Other operating expenses (992 million euros) increased by 0.9% vs. April-June 2015 (+0.4% in January-March) as a result of greater network expenses partially offset by the energy cost reduction following a more homogeneous comparison from this quarter (-12.3% year-on-year).

OIBDA stood at 842 million euros in the second quarter of the year and at 1,647 million euros in the first half, 5.8% and 7.0% more than in the same period of the previous year, respectively. This performance reflects the improvement in mobile service revenues, the excellent execution of cost containment measures and the capture of synergies (37 million euros in the quarter; 85 million euros in the semester).

It is worth highlighting the progress made in the realisation of synergies after the GVT integration, with a large part of their NPV secured through projects such as brand unification, the nationwide launch of the 3P portfolio, the renegotiation of contracts with third parties and workforce restructuring. Thus, the execution of synergies, which was better than initial estimations, along with the additional opportunities identified, has built the case for a new scenario with trending NPV of about R$25bn.

OIBDA margin stood at 31.7% in the quarter (+1.5 percentage points year-on-year) and at 32.4% in the semester (+1.9 percentage points year-on-year).

CapEx reached 792 million euros in the January-June period and recorded a decrease of 12.4% year-on-year (-12.2% in the quarter), benefiting from efficiency and optimisation projects supported by Big Data. Investment was allocated towards the expansion of LTE coverage, 3G capacity and greater FTTx penetration in order to guarantee higher quality in connectivity. Similarly, the Company, within the synergies plan, has generated synergies in CapEx of 47 million euros due to the GVT assets and infrastructure.

Thus, operating cash flow (OIBDA-CapEx) totalled 855 million euros in the first semester, and accelerated to 33.6% compared to the previous year (35.3% in the quarter).

TELEFÓNICA BRASIL

CONSOLIDATED INCOME STATEMENT

Unaudited figures (Euros in millions)

	January - June		% Chg		April - June		% Chg
	2016	2015	Reported	Organic	2016	2015	Reported	Organic
Revenues	5,087	5,737	(11.3)	0.8	2,656	2,943	(9.8)	0.9
Mobile Business	3,032	3,773	(19.7)	0.3	1,583	1,831	(13.5)	0.9
Mobile service revenues	2,883	3,554	(18.9)	1.3	1,505	1,718	(12.4)	2.3
Data revenues	1,451	1,455	(0.3)	24.4	784	737	6.4	24.8
Handset revenues	148	219	(32.1)	(15.3)	78	113	(31.1)	(19.2)
Fixed Business	2,055	1,964	4.7	1.4	1,072	1,112	(3.6)	0.8
FBB and new services (1)	753	715	5.4	3.8	402	404	(0.7)	4.8
Pay TV	232	155	50.2	17.3	121	102	18.8	13.9
Voice & access revenues	1,070	1,095	(2.3)	(3.1)	549	605	(9.3)	(4.4)
Internal exp. capitalized in fixed assets	52	38	37.0	4.2	27	28	(2.0)	(1.2)
Operating expenses	(3,473)	(3,990)	(13.0)	(1.9)	(1,817)	(2,057)	(11.7)	(2.8)
Supplies	(1,059)	(1,336)	(20.7)	(7.8)	(535)	(671)	(20.2)	(10.1)
Personnel expenses	(538)	(500)	7.6	2.1	(290)	(280)	3.4	(0.3)
Other operating expenses	(1,875)	(2,154)	(12.9)	0.6	(992)	(1,106)	(10.3)	0.9
Other net income (expense)	(19)	(24)	(21.0)	13.7	(22)	4	c.s.	c.s.
Gain (loss) on sale of fixed assets	1	(4)	c.s.	c.s.	(0)	(2)	(95.2)	(92.3)
Impairment of goodwill and other assets	(0)	2	c.s.	c.s.	(2)	3	c.s.	c.s.
Operating income before D&A (OIBDA)	1,647	1,759	(6.4)	7.0	842	919	(8.4)	5.8
OIBDA Margin	32.4%	30.7%	1.7 p.p.	1.9 p.p.	31.7%	31.2%	0.5 p.p.	1.5 p.p.
CapEx	792	961	(17.5)	(12.4)	445	566	(21.4)	(12.2)
Spectrum	—	—			—	—	—
OpCF (OIBDA-CapEx)	855	798	7.1	33.6	398	354	12.6	35.3

Note:

•	The Consolidated Income Statement of Telefónica Brasil includes GVT since 1 May 2015.

•	OIBDA and OI before management and brand fees.

(1)	Includes FBB connectivity services (retail and wholesale), including value added services, ICT revenues, other services over connectivity and FBB equipment.

TELEFÓNICA BRASIL

ACCESSES

Unaudited figures (thousands)

	2015				2016
	March	June	September	December	March	June	% Chg
Final Clients Accesses	97,339.9	106,528.1	103,432.6	96,899.3	97,283.7	97,121.4	(8.8)
Fixed telephony accesses (1)	10,609.4	14,869.6	14,876.8	14,654.5	14,945.4	14,742.1	(0.9)
Internet and data accesses	4,066.5	7,224.0	7,319.5	7,195.5	7,294.2	7,321.8	1.4
Broadband	3,926.5	7,092.4	7,191.5	7,129.5	7,229.2	7,263.5	2.4
Fibre	428.5	3,640.8	3,788.6	3,779.9	3,913.5	3,983.6	9.4
Mobile accesses	81,873.2	82,648.6	79,407.1	73,261.3	73,257.4	73,296.1	(11.3)
Prepay	52,972.3	53,068.7	48,978.8	42,194.4	42,011.5	41,669.4	(21.5)
Contract	28,900.8	29,580.0	30,428.3	31,066.9	31,245.8	31,626.7	6.9
M2M	3,687.5	3,935.2	4,105.7	4,234.7	4,390.0	4,590.3	16.6
Pay TV	790.9	1,785.9	1,829.2	1,787.9	1,786.7	1,761.4	(1.4)
Wholesale Accesses	25.4	23.6	22.9	22.3	21.0	20.7	(12.1)

Total Accesses T. Brasil	97,365.2	106,551.7	103,455.5	96,921.5	97,304.7	97,142.1	(8.8)

Terra Accesses	269.0	172.1	159.9	150.3	141.5	133.8	(22.2)

•	GVT accesses are consolidated from 1 May 2015.

(1)	Includes fixed wireless and VoIP accesses.

MOBILE ACCESSES

Unaudited figures (thousands)

	2015				2016
	March	June	September	December	March	June	% Chg
Prepay percentage (%)	64.7%	64.2%	61.7%	57.6%	57.3%	56.9%	(7.4 p.p.	)
Contract percentage (%)	35.3%	35.8%	38.3%	42.4%	42.7%	43.1%	7.4 p.p.
Smartphones (‘000)	30,216.9	32,732.7	39,117.1	39,911.7	40,327.0	39,670.8	21.2
Prepay	18,710.6	19,372.1	22,945.3	22,376.4	22,977.1	22,689.1	17.1
Contract	11,506.3	13,360.6	16,171.8	17,535.4	17,349.9	16,981.7	27.1
Smartphone penetration (%)	40.3%	43.3%	54.2%	60.4%	61.0%	60.0%	16.6 p.p.
Prepay	35.5%	36.7%	47.1%	53.4%	55.1%	54.9%	18.2 p.p.
Contract	51.8%	58.8%	68.9%	72.7%	71.1%	68.4%	9.6 p.p.
LTE (‘000)	3,943.1	5,691.1	7,542.2	10,214.7	12,498.3	15,115.2	165.6
LTE penetration (%)	5.0%	7.2%	10.0%	14.8%	18.1%	22.0%	14.8 p.p.

SELECTED OPERATIONAL DATA

Unaudited figures

	2015				2016
	Q1	Q2	Q3	Q4	Q1	Q2	% Chg Local Cur
Voice traffic (Million minutes)	93,747	95,738	97,299	92,647	93,579	93,225	(2.6)
Fixed voice traffic	25,155	25,894	25,137	23,965	23,680	22,850	(11.8)
Mobile voice traffic	68,592	69,843	72,162	68,682	69,899	70,375	0.8
Data traffic (TB)	1,395,331	1,583,612	1,763,495	2,065,902	2,564,860	2,815,305	77.8
Fixed data traffic	1,330,287	1,514,813	1,695,219	1,995,403	2,485,715	2,729,649	80.2
Mobile data traffic	65,043	68,799	68,276	70,500	79,146	85,657	24.5
Mobile ARPU (EUR)	7.2	6.5	5.7	5.7	6.1	6.6	18.6
Prepay	3.8	3.3	2.8	2.9	3.2	3.4	20.9
Contract (1)	15.3	14.2	12.3	11.6	11.5	12.6	3.8
Data ARPU (EUR)	3.0	3.0	2.8	3.0	3.0	3.6	40.9
% non-SMS over data revenues	81.6%	82.5%	83.0%	84.5%	85.8%	87.1%	4.6 p.p.
Fixed telephony ARPU (EUR)	15.0	14.5	13.2	12.0	11.3	12.1	(2.5)
Pay TV ARPU (EUR)	22.3	23.5	22.0	21.1	20.6	22.6	12.2
Broadband ARPU (EUR)	12.5	12.3	11.0	10.6	10.3	11.2	7.3
Mobile churn	2.9%	3.2%	4.7%	6.1%	3.3%	3.1%	(0.1 p.p. )
Contract (1)	1.8%	1.9%	1.9%	1.8%	1.8%	1.9%	(0.0 p.p. )

	Jan-Mar	Jan-Jun	Jan-Sep	Jan-Dec	Jan-Mar	Jan-Jun	% Chg Local Cur
Voice traffic (Million minutes)	93,747	189,485	286,783	379,430	93,579	186,804	(1.4)
Fixed voice traffic	25,155	51,050	76,186	100,151	23,680	46,530	(8.9)
Mobile voice traffic	68,592	138,435	210,597	279,279	69,899	140,274	1.3
Data traffic (TB)	1,395,331	2,978,942	4,742,437	6,808,340	2,564,860	5,380,166	80.6
Fixed data traffic	1,330,287	2,845,100	4,540,319	6,535,722	2,485,715	5,215,363	83.3
Mobile data traffic	65,043	133,842	202,118	272,618	79,146	164,803	23.1
Mobile ARPU (EUR)	7.2	6.9	6.5	6.3	6.1	6.4	16.1
Prepay	3.8	3.5	3.3	3.2	3.2	3.3	18.0
Contract (1)	15.3	14.7	13.9	13.3	11.5	12.1	2.2
Data ARPU (EUR)	3.0	3.0	2.9	2.9	3.0	3.3	39.0
% non-SMS over data revenues	81.6%	82.1%	82.4%	82.9%	85.8%	86.5%	4.2 p.p.
Fixed telephony ARPU (EUR)	15.0	14.7	14.1	13.5	11.3	11.7	(1.7)
Pay TV ARPU (EUR)	22.3	23.1	22.6	22.1	20.6	21.6	12.5
Broadband ARPU (EUR)	12.5	12.4	11.8	11.4	10.3	10.8	7.5
Churn	2.9%	3.0%	3.6%	4.2%	3.3%	3.2%	0.2 p.p.
Contract (1)	1.8%	1.8%	1.8%	1.8%	1.8%	1.8%	0.0 p.p.

Notes:

•	ARPU: monthly average revenue divided by the monthly average accesses of the period.

•	Voice traffic is defined as minutes per access used on the company’s network, both outbound and inbound. Promotional traffic is included. Traffic not associated to the Company’s mobile customers (roaming-in, MVNOs, interconnection of third parties and other business lines) is included. Traffic volume non rounded.

•	Data traffic is defined as Terabytes used by the company customers, both upload and download (1TByte = 10^12 bytes). Promotional traffic is included. Traffic not associated to the Company’s mobile customers (roaming-in, MVNOs, interconnection of third parties and other business lines) is also included. Traffic volume non rounded.

(1)	Excludes M2M.

06

TELEFÓNICA HISPANOAMÉRICA

(year-on-year changes in organic terms)

Telefónica Hispanoamérica continued to make progress in executing its value accesses growth strategy, enabling it to increase contract, smartphones, LTE, pay TV and broadband penetration, which translated directly into a revenue increase.

This quarter, the year-on-year variation in revenues and OIBDA were affected by the lower weight of Venezuela in the organic growth of the Group after posting June 2015 results at the exchange rate of 197 VED/USD (SIMADI) vs. 50 VEF/USD in the first quarter of 2015.

Total accesses reached 134.4 million at June (+2% year-on-year) with a noteworthy progressive increase in quality. Thus, smartphone and LTE penetration increased by 6 percentage points to 39% and 10%, respectively and the broadband accesses with speeds above 4 Mb increased to 56% (+5 percentage points year-on-year).

In the mobile business, the contract base increased to 23% (+1 percentage points compared with June 2015) and quarterly contract net additions reached 249 thousand accesses, 2.5 times higher than that of the second quarter of 2015 underpinned mainly by the strong improvement in Argentina and Colombia. In the first half of the year, net additions increased to 564 thousand accesses (4 times higher than the same period of the previous year).

Competitive intensity in the region was reflected mainly in the prepay segment, which recorded negative net additions of 124 thousand accesses mainly by Chile, Peru and Argentina, although in all of those countries the loss was lower vs. the first quarter (-522 thousand accesses in the first half of the year).

The fixed business remained focused on services bundling and already 41% of accesses were in 3P or 2P offers (+5 percentage points year-on-year), with pay TV as the differentiating feature in all markets due to the higher number of high definition channels and exclusive content, mainly in Peru.

Broadband accesses (5.6 million) increased by 2% year-on-year following net additions of 17 thousand accesses in the second quarter which is lower than that of the same quarter of the previous year (61 thousand) as a result of lower commercial activity in Chile and Argentina. The level of churn decreased by 2.0% (-0.2 percentage points year-on-year), improving across all countries, a reflection of the increased focus on loyalty.

In pay TV (2.9 million accesses), a strong rate of year-on-year growth remained (+10%) after recording net additions of 55 thousand in the quarter, highlighting the strong increase in Colombia (+17% accesses year-on-year) and Peru (+15% accesses year-on-year).

Revenues for the April-June period stood at 2,961 million euros and grew by 3.6% year-on-year (+7.5% in January-June) underpinned by the higher quality base, which offset the regulatory impact (-1.2 percentage points in year-on-year change; -1.3 percentage points in the quarter). The slowdown in the year-on-year performance occurred mainly due to the aforementioned effect of the lower weight of Venezuela, the more competitive scenario in Mexico and a worse performance in handset sales (-9.1% year-on-year in the second quarter, -4.5% in the first).

Mobile services revenues remained practically stable in the quarter (-0.4% year-on-year), although the year-on-year trend worsened vs. first quarter (+13.4% year-on-year) due to Venezuela and Mexico, as mentioned previously. The main growth driver of revenues continued to be mobile data. Thus, non-SMS data increased by 26.6% and 37.5% year-on-year in April-June and January-June respectively.

Fixed business revenues continued to perform very well, accelerating their growth to 16.1% year-on-year in the quarter (+13.1% en in January-March) mainly as a result of the improvement in broadband revenues (+25.8% year-on-year in the second quarter). Thus, the five countries with fixed operations in the region posted positive growth and accelerated vs. the previous quarter.

Operating expenses increased to 2,171 million euros, 6.8% more than in April-June 2015 (4,408 million in January-June; +11.5% year-on-year) mainly due to the depreciation of the Latin American currencies, in particular the Colombian and Argentinian peso (mainly in the second half of the previous year), higher termination expenses and the higher commercial effort in some markets (especially Colombia and Peru). The slowdown in the year-on-year growth of operational expenses vs. the previous quarter (+16.3% year-on-year) was explained mainly by the lower weight of Venezuela mentioned above.

Supplies (894 million euros in the quarter) increased to 4.6% year-on-year mainly due to higher interconnection expenses associated with the launch of unlimited voice tariffs in some countries of the region, although they grew less than in the first quarter (+11.5% year-on-year) due to higher termination expenses in Mexico in the first quarter of this year.

Personnel expenses (364 million euros in April-June) increased by 19.0% vs. the same period in the previous year given inflationary pressure, mainly in Argentina and Venezuela. The slowdown vs. the previous quarter (+31.5%) is explained by the lesser weight of Venezuela.

Other operating expenses (913 million euros) grew by 4.3% year-on-year in the second quarter as a result of inflation and depreciation of Latin American currencies against the US dollar and the higher network expenses. The lower rate of year-on-year variation vs. the previous quarter (+14.9% year-on-year) is explained by the lesser weight of Venezuela.

Thus, the OIBDA increased to 836 million euros and decreased by 3.4% year-on-year (-1.2% in the first half; 1,701 million euros). OIBDA margin stood at 28.2% in the quarter (-2.0 percentage points year-on-year) and at 28.3% in the first half (-2.5 percentage points year-on-year).

CapEx totalled 1,015 million euros growing 20.3% year-on-year (excluding 345 million euros in 2015; mainly spectrum acquisition in Argentina, Chile and Ecuador) and was devoted mainly to the deployment of 3G and 4G, and improvement and development of copper and fibre.

TELEFÓNICA HISPANOAMÉRICA

CONSOLIDATED INCOME STATEMENT

Unaudited figures (Euros in millions)

	January - June		% Chg		April-June		% Chg
	2016	2015	Reported	Organic	2016	2015	Reported	Organic
Revenues	6,015	7,132	(15.7)	7.5	2,961	3,467	(14.6)	3.6
Mobile Business	4,196	5,104	(17.8)	5.1	2,023	2,435	(16.9)	(1.4)
Mobile service revenues	3,763	4,524	(16.8)	6.7	1,813	2,158	(16.0)	(0.4)
Data revenues (1)	1,665	1,788	(6.8)	24.8	814	899	(9.4)	16.9
Handset revenues	434	580	(25.2)	(6.8)	210	278	(24.5)	(9.1)
Fixed Business	1,830	2,044	(10.5)	14.6	943	1,038	(9.1)	16.1
FBB and new services revenues (2)	978	1,031	(5.1)	24.0	511	528	(3.3)	25.8
Pay TV revenues	288	278	3.4	15.6	147	145	1.6	13.2
Voice & access revenues	564	735	(23.3)	1.1	285	365	(21.8)	3.2
Internal exp. capitalized in fixed assets	55	56	(0.4)	18.3	28	28	(1.9)	16.4
Operating expenses	(4,408)	(5,071)	(13.1)	11.5	(2,171)	(2,489)	(12.8)	6.8
Supplies	(1,806)	(2,042)	(11.5)	8.0	(894)	(1,012)	(11.7)	4.6
Personnel expenses	(743)	(826)	(10.0)	25.3	(364)	(408)	(10.8)	19.0
Other operating expenses	(1,859)	(2,204)	(15.6)	9.7	(913)	(1,069)	(14.6)	4.3
Other net income (expense)	39	32	21.2	38.9	18	15	19.4	34.1
Gain (loss) on sale of fixed assets	(0)	4	c.s.	c.s.	(1)	3	c.s.	c.s.
Impairment of goodwill and other assets	—	—	—	—	—	—	—	—
Operating income before D&A (OIBDA)	1,701	2,152	(20.9)	(1.2)	836	1,025	(18.5)	(3.4)
OIBDA Margin	28.3%	30.2%	(1.9 p.p. )	(2.5 p.p. )	28.2%	29.6%	(1.3 p.p. )	(2.0 p.p. )
CapEx	1,015	1,474	(31.1)	20.3	556	852	(34.7)	12.4
Spectrum	—	345	—	—	—	205	—	—
OpCF (OIBDA-CapEx)	686	678	1.1	(24.8)	280	173	61.9	(30.0)

Note:

•	After considering Venezuela as an hyperinflationary country, P&L and CapEx from the operations in the country are to be accounted at the closing exchange rate Bolivar Fuerte/Euro. The January-June 2016 consolidated financial statements use the exchange rate of the Venezuelan bolivar set at the denominated DICOM (628 Venezuelan bolivars fuertes per dollar).

•	OIBDA before management and brand fees.

•	2015 and 2016 reported figures include the hyperinflationary adjustments in Venezuela in both years.

(1)	Since the first quarter 2015, data and voice revenues have been reassigned to homogenise the year-on-year comparison.
(2)	Includes FBB connectivity services (retail and wholesale), including value added services, ICT revenues, other services over connectivity and FBB equipment.

ACCESSES

Unaudited figures (thousands)

	2015				2016
	March	June	September	December	March	June	% Chg
Final Clients Accesses	132,461.8	132,247.2	132,672.7	134,612.4	134,274.3	134,422.4	1.6
Fixed telephony accesses (1)	13,266.5	13,158.7	13,035.3	12,829.8	12,497.9	12,400.6	(5.8)
Internet and data accesses	5,516.0	5,573.4	5,644.5	5,667.8	5,706.8	5,772.1	3.6
Broadband	5,452.7	5,514.1	5,586.1	5,610.4	5,624.8	5,642.2	2.3
Fibre and VDSL	413.2	501.6	619.2	751.1	835.4	923.8	84.2
Mobile accesses	111,143.1	110,866.4	111,251.2	113,302.7	113,218.7	113,344.0	2.2
Prepay	87,454.6	87,077.4	87,013.2	88,332.8	87,934.3	87,810.5	0.8
Contract	23,688.6	23,789.1	24,238.1	24,969.8	25,284.4	25,533.6	7.3
M2M	2,125.9	2,144.8	2,214.3	2,296.9	2,315.1	2,354.3	9.8
Pay TV	2,536.2	2,648.6	2,741.7	2,812.2	2,850.9	2,905.6	9.7
Wholesale Accesses	31.4	31.4	31.0	30.9	28.2	27.5	(12.3)

Total Accesses T. Hispanoamerica	132,493.2	132,278.6	132,703.7	134,643.3	134,302.5	134,449.9	1.6

(1)	Includes fixed wireless and VoIP accesses.

MOBILE ACCESSES

Unaudited figures (thousands)

	2015				2016
	March	June	September	December	March	June	% Chg
Prepay percentage (%)	78.7%	78.5%	78.2%	78.0%	77.7%	77.5%	(1.1 p.p.	)
Contract percentage (%)	21.3%	21.5%	21.8%	22.0%	22.3%	22.5%	1.1 p.p.
Smartphones (‘000)	31,048.7	35,420.7	37,486.0	40,229.5	41,448.0	43,082.8	21.6
Prepay	18,205.6	21,877.1	23,118.9	25,508.0	25,759.1	26,578.2	21.5
Contract	12,843.1	13,543.6	14,367.1	14,721.5	15,689.0	16,504.5	21.9
Smartphone penetration (%)	28.9%	33.0%	34.8%	36.7%	37.8%	39.3%	6.2 p.p.
Prepay	21.0%	25.3%	26.8%	29.1%	29.5%	30.5%	5.1 p.p.
Contract	61.9%	64.9%	67.5%	67.0%	70.3%	73.3%	8.4 p.p.
LTE (‘000)	2,811.4	4,233.6	6,037.5	8,321.9	9,859.6	11,023.3	160.4
LTE penetration (%)	2.6%	3.9%	5.5%	7.5%	8.9%	9.9%	6.0 p.p.

Telefónica Argentina

(year-on-year changes in organic terms)

Telefónica Argentina posted solid financial-economic results in the second quarter of the year, improving the year-on-year OIBDA performance. It is also important to highlight that the increase in the regulated monthly fee tariff to 38 pesos (previously 13 pesos) applies since 15 May 2016.

Additionally, the Company maintained the LTE accelerated deployment with a coverage of 73% (+18 percentage points year-on-year) and increased the quality of the base (LTE traffic represents 36% over total; penetration only 13%).

Telefónica manages 26.3 million accesses in June (stable year-on-year), 19.8 million of which are mobile (stable year-on-year). The latter, recorded net losses of 138 thousand accesses in the quarter (prepay accesses entirely) associated with higher churn of low-value customers (with no impact on revenues). In contract, the portability balance continued with the improvement trend showed since the fourth quarter of 2015 (+48 thousand accesses in the last three months; +18 thousand in the first quarter).

Churn in the second quarter stood at 3.1% (+0.3 percentage points year-on-year; -0.2 percentage points vs. the previous quarter) although at the end of the quarter there was a change in retention strategy with customers moving to plans adapted to their usage model.

Smartphones, with quarterly net additions of 232 thousand accesses (+701 thousand in the semester), totalled 7.9 million, increased by 13% year-on-year and reached a penetration of 41% (+5 percentage points year-on-year) driven by the swift adoption of LTE (2.5 million accesses vs. 430 thousand in the second quarter of 2015). Thus, mobile data traffic multiplied by more than 2 times vs. April-June 2015.

Retail broadband accesses stood at 1.9 million, stable year-on-year. The migration strategy towards higher speed services has improved its quality and now 35% of the base is in speeds of above 4 Mb (+3 percentage points year-on-year).

Revenues from the April-June period reached 709 million euros and grew by 17.3% year-on-year (1,398 million euros in the semester; +18.5% year-on-year). This performance is driven mainly by fixed revenues, positively impacted by the tariffs change.

Mobile service revenues totalled 373 million euros in April-June (+8.6% year-on-year; +11.2% in January-June) affected by the consumption slowdown in the economy and by the different timings in the tariffs update vs. the previous year. Meanwhile, data revenues (+2.4% year-on-year in the quarter) decelerated their growth vs. the previous quarter as they were positively impacted in the second quarter of 2015 from a change in the allocation of usage between voice and data. Thus, data revenues represented 48% of service revenues in the quarter, and 90% of data revenues are non-SMS (+12 percentage points year-on-year).

Handset revenues grew 1.2% year-on-year in the April-June period (+7.5% in January-June) as a result of higher commercial activity, the increased weight of smartphones and LTE and the transfer to the sale price of the Argentinian peso depreciation in the cost of handsets.

Fixed business revenues reached 287 million euros in the second quarter and improved their year-on-year change to 35.2% (+29.6% in the first quarter) on the back of the increase in the aforementioned monthly subscription fee, although that only impacted half of the quarter. Fixed broadband and new service revenues grew by 47.4% year-on-year in April-June (+45.9% in January-June) due to the higher quality of the access base, which increased its weight over total fixed revenues by 5 percentage points to 62%.

Operational expenses for the quarter amounted to 546 million euros, 23.0% more than in the same period of 2015 and 27.6% more than in the first six months, after improving the trend in the last three months due to different efficiencies implemented by the Company. Nevertheless, the increase in costs vs. the second quarter of 2015 were due to the higher level of inflation (impacting mainly personnel expenses) and higher commercial expenses (lower availability of handsets in the same period of 2015).

OIBDA amounted to 165 million euros in the quarter and grew by 0.6% year-on-year (314 million euros in January-June; -5.5% year-on-year) improving the year-on-year change vs. the previous quarter due to a more homogeneous comparison of commercial expenses. Thus, the OIBDA margin for the quarter stood at 23.0% and 22.2% in the first semester (-3.8 percentage points and -5.6 percentage points year-on-year respectively).

CapEx in the first half of the year totalled 311 million euros and increased by 65.2% year-on-year (excluding 204 million euros for the acquisition of spectrum in the second quarter of 2015) due mainly to the expansion of the 4G network and improvements in the fixed network. It should be noted that the year-on-year change cannot be extrapolated to the full year, due to the different execution levels of the investment in both years.

TELEFÓNICA ARGENTINA

SELECTED FINANCIAL DATA

Unaudited figures (Euros in millions)

	January - June				April - June
	2016	2015	% Chg	Chg Local Cur	2016	2015	% Chg	Chg Local Cur
Revenues	1,398	1,916	(27.0)	18.5	709	981	(27.7)	17.3
Mobile Business	844	1,236	(31.8)	10.8	422	637	(33.7)	7.7
Mobile service revenues	744	1,086	(31.5)	11.2	373	557	(33.1)	8.6
Data revenues	353	488	(27.7)	17.4	181	287	(37.0)	2.4
Handset revenues	99	150	(33.8)	7.5	50	79	(37.7)	1.2
Fixed Business	555	680	(18.4)	32.4	287	344	(16.7)	35.2
FBB and new services (1)	347	386	(10.1)	45.9	178	196	(9.2)	47.4
Voice & access revenues	208	294	(29.3)	14.8	109	148	(26.6)	19.1
OIBDA	314	539	(41.7)	(5.5)	165	266	(38.0)	0.6
OIBDA margin (2)	22.2%	27.8%	(5.6 p.p. )		23.0%	26.8%	(3.8 p.p. )
CapEx	311	510	(39.0)	(0.9)	152	363	(58.2)	(32.0)
Spectrum	—	204			—	204
OpCF (OIBDA-CapEx)	3	30	(89.3)	(83.0)	13	(97)	c.s.	c.s.

Note:

•	OIBDA is presented before management and brand fees.

(1)	Includes FBB connectivity services (retail and wholesale), including value-added services, ICT revenues, other services over connectivity and FBB equipment.
(2)	Margin over revenues includes fixed to mobile interconnection.

ACCESSES

Unaudited figures (Thousands)

	2015				2016
	March	June	September	December	March	June	% Chg
Final Clients Accesses	26,318.5	26,236.0	26,375.5	26,910.7	26,430.8	26,242.8	0.0
Fixed telephony accesses (1)	4,693.2	4,669.3	4,662.2	4,635.2	4,599.7	4,550.5	(2.5)
Fixed wireless	285.9	286.4	295.1	288.0	276.0	256.2	(10.6)
Internet and data accesses	1,880.7	1,877.8	1,883.9	1,886.3	1,911.8	1,910.9	1.8
Broadband	1,871.8	1,869.9	1,877.5	1,881.2	1,880.6	1,878.5	0.5
Mobile accesses	19,744.6	19,688.9	19,829.4	20,389.2	19,919.2	19,781.5	0.5
Prepay	12,778.0	12,859.0	12,985.6	13,434.6	12,989.8	12,851.6	(0.1)
Contract	6,966.5	6,829.9	6,843.8	6,954.6	6,929.4	6,929.9	1.5
M2M	455.4	446.9	450.5	448.8	439.2	428.3	(4.2)
Wholesale Accesses	23.3	23.5	23.0	23.1	22.4	21.8	(6.9)

Total Accesses	26,341.7	26,259.5	26,398.6	26,933.8	26,453.2	26,264.7	0.0

(1)	Includes fixed wireless and VoIP accesses.

SELECTED OPERATIONAL DATA

Unaudited figures

	2015				2016
	Q1	Q2	Q3	Q4	Q1	Q2	% Chg Local Cur
Voice traffic (Million minutes)	16,463	16,641	16,592	16,382	14,882	15,587	(6.3)
Fixed voice traffic	6,612	6,916	7,003	6,768	6,066	6,341	(8.3)
Mobile voice traffic	9,851	9,725	9,590	9,614	8,816	9,246	(4.9)
Data traffic (TB)	117,077	167,451	172,826	165,947	175,385	198,738	18.7
Fixed data traffic (1)	107,008	155,961	158,290	146,912	151,868	170,316	9.2
Mobile data traffic	10,069	11,491	14,536	19,035	23,517	28,423	147.4
Mobile ARPU (EUR)	9.1	9.9	9.9	9.0	6.5	6.6	9.2
Prepay	2.7	2.9	2.9	2.7	1.9	2.0	11.7
Contract (2)	22.3	24.0	24.5	22.6	16.2	16.2	9.8
Data ARPU (EUR)	3.4	4.3	4.5	4.0	2.9	3.0	12.6
% non-SMS over data revenues	56.2%	78.1%	76.1%	79.2%	82.2%	90.4%	12.3 p.p.
Fixed telephony ARPU (EUR)	9.9	9.8	10.4	9.1	6.6	7.5	24.4
Broadband ARPU (EUR)	21.3	21.9	22.5	21.6	17.6	18.5	37.3
Churn	3.1%	2.9%	2.7%	1.9%	3.3%	3.1%	0.3 p.p.
Contract (2)	1.1%	1.5%	1.7%	1.3%	1.2%	1.4%	(0.1 p.p. )

	Jan-Mar	Jan-Jun	Jan-Sep	Jan-Dec	Jan-Mar	Jan-Jun	% Chg Local Cur
Voice traffic (Million minutes)	16,463	33,104	49,697	66,079	14,882	30,469	(8.0)
Fixed voice traffic	6,612	13,528	20,531	27,299	6,066	12,407	(8.3)
Mobile voice traffic	9,851	19,576	29,166	38,780	8,816	18,062	(7.7)
Data traffic (TB)	117,077	284,529	457,355	623,302	175,385	374,123	31.5
Fixed data traffic (1)	107,008	262,969	421,259	568,171	151,868	322,183	22.5
Mobile data traffic	10,069	21,560	36,096	55,131	23,517	51,940	140.9
Mobile ARPU (EUR)	9.1	9.5	9.6	9.5	6.5	6.6	12.5
Prepay	2.7	2.8	2.9	2.8	1.9	2.0	13.1
Contract (2)	22.3	23.1	23.6	23.3	16.2	16.2	13.6
Data ARPU (EUR)	3.4	4.1	4.2	4.2	2.9	2.9	15.6
% non-SMS over data revenues	56.2%	68.8%	71.4%	73.5%	82.2%	86.4%	17.6 p.p.
Fixed telephony ARPU (EUR)	9.9	9.8	10.0	9.8	6.6	7.1	16.6
Broadband ARPU (EUR)	21.3	21.6	21.9	21.8	17.6	18.1	35.8
Churn	3.1%	3.0%	2.9%	2.6%	3.3%	3.2%	0.3 p.p.
Contract (2)	1.1%	1.3%	1.4%	1.4%	1.2%	1.3%	(0.0 p.p. )

Notes:

•	ARPU: monthly average revenue divided by the monthly average accesses of the period.

•	Voice traffic is defined as minutes per access used on the company’s network, both outbound and inbound. Promotional traffic is included. Traffic not associated to the Company’s mobile customers (roaming-in, MVNOs, interconnection of third parties and other business lines) is included. Traffic volume non rounded.

•	Data traffic is defined as Terabytes used by the company customers, both upload and download (1TByte = 10^12 bytes). Promotional traffic is included. Traffic not associated to the Company’s mobile customers (roaming-in, MVNOs, interconnection of third parties and other business lines) is also included. Traffic volume non rounded.

(1)	Includes solely traffic related with FBB accesses, not Business customers.
(2)	Excludes M2M.

Telefónica Chile

(year-on-year changes in organic terms)

Telefónica Chile maintained the focus on the acquisition and retention of high value customers, despite competitive pressure, especially in prepay. The quality of the base continues to increase through the accelerated deployment of LTE, with population coverage of 80% at June (+10 percentage points year-on-year) and the increased migration of accesses to higher speed plans (51% of the broadband base are on speeds between 10Mb and 50Mb; +26 percentage points year-on-year).

Furthermore, the results are affected by the reduction in mobile termination rates (-19% from last 25 January) and the fixed network termination rates (-9% from 7 May 2016).

The total number of accesses stood at 12.5 million and decreased by 8% year-on-year due to the 18% decrease in prepay mobile accesses. On the other hand, mobile contract accesses accelerated their growth to 9% year-on-year, following quarterly net additions of 82 thousand (multiplying by more than 2 times that of the same period of the previous year) and a greater volume of gross additions (+34% year-on-year). Additionally, the positive contract portability balance accelerated in the second quarter to 30 thousand accesses (the highest level in 7 quarters).

Smartphones increased to 2.9 million and reached a penetration of 33% (+3 percentage points year-on-year). This resulted in a significant increase in mobile data traffic (+43% year-on-year in the quarter).

Retail broadband accesses grew by 1% year-on-year to 1.1 million, although quarterly net losses of 5 thousand accesses was registered in April-June (-8 thousand accesses in the semester) due to lower commercial activity. However, quarterly churn was reduced by 0.1 percentage point year-on-year thanks to loyalty focus.

Pay TV accesses amounted to 657 thousand and increased by 4% compared with June of the previous year due to a differential offering supported by service bundling, platform quality and the broadcast of high-definition channels. Net additions in the quarter improved to 11 thousand accesses (+1 thousand accesses in the quarter).

Revenues reached 524 million euros in the April-June period and decreased by 0.5% year-on-year (1,035 million euros in January-June; -0.6%). The year-on-year change is explained by the deceleration in mobile revenues (-4.9%) which was not completely offset by the higher growth of fixed revenues (+5.7%). Lower handset sales and regulation (-0.9 percentage points in the year-on-year change both in the quarter and the semester) negatively impacted the performance of revenues.

Mobile service revenues totalled 265 million euros in the second quarter (-5.0% year-on-year; -4.4% in the semester) and were impacted by lower prepay revenues and by the decrease in termination rates (-1.5 percentage points in the year-on-year change in the quarter; -1.4 percentage points in the first half of the year). It is worth noting that in yet another quarter there was a solid increase in data revenues (+28.7% year-on-year in the quarter; +32.9% in the semester) which accounted for 47% of mobile service revenues (+12 percentage points year-on-year).

Handset revenues decreased by 3.8% year-on-year (-4.7% in the semester) due to direct sale of prepay handsets through third party distribution channels and due to lower gross additions with handset sale.

Fixed business revenues increased to 229 million euros in the quarter and accelerated their growth to 5.7% year-on-year (+4.2% in January-March), driven both by fixed broadband and new services revenues (+13.7% year-on-year in the quarter) and pay TV revenues (+1.5%).

Operating expenses reached 364 million euros in April-June and increased 3.3% year-on-year (-0.9% in January-June) due to higher commercial and network expenses and the impact of the depreciation of the Chilean peso.

OIBDA totalled 168 million euros and decreased by 6.9% year-on-year in the quarter (344 million euros in the first six months; +1.2% year-on-year), mainly due to higher commercial expenses as a result of greater competitive intensity. Thus, the OIBDA margin stood at 32.1% in April-June (-2.2 percentage points year-on-year) and at 33.2% in January-June (+0.6 percentage points year-on-year).

CapEx reached 215 million in the first six months of the year (+2.9% year-on-year, excluding 6 million euros for the acquisition of spectrum in the first quarter of 2015) and is mainly devoted to improve the 3G and 4G networks, both in coverage and capacity, as well as the expansion of the fixed network.

TELEFÓNICA CHILE

SELECTED FINANCIAL DATA

Unaudited figures (Euros in millions)

	January - June				April - June
	2016	2015	% Chg	Chg Local Cur	2015	2014	% Chg	Chg Local Cur
Revenues	1,035	1,156	(10.4)	(0.6)	524	590	(11.3)	(0.5)
Mobile Business	591	686	(13.9)	(4.4)	294	347	(15.2)	(4.9)
Mobile service revenues	532	617	(13.8)	(4.4)	265	313	(15.3)	(5.0)
Data revenues	248	207	19.7	32.9	125	109	14.9	28.7
Handset revenues	59	69	(14.1)	(4.7)	29	34	(14.2)	(3.8)
Fixed Business	444	469	(5.4)	5.0	229	243	(5.7)	5.7
FBB and new services (1)	204	201	1.6	12.7	108	106	1.4	13.7
Voice & access revenues	113	120	(6.5)	3.8	58	64	(9.4)	1.5
Others	127	148	(14.0)	(4.6)	64	73	(12.8)	(2.1)
OIBDA	344	379	(9.3)	0.7	168	203	(17.4)	(7.5)
OIBDA margin	33.2%	32.8%	0.4 p.p.		32.1%	34.4%	(2.4 p.p. )
CapEx	215	238	(9.6)	0.3	101	115	(12.2)	(1.5)
Spectrum	—	6	—	—	—	—	—	—
OpCF (OIBDA-CapEx)	128	141	(8.8)	1.4	66	88	(24.2)	(15.5)

Note:

•	OIBDA is presented before management and brand fees.

(1)	Includes FBB connectivity services (retail and wholesale), including value added services, ICT revenues, other services over connectivity and FBB equipment.

ACCESSES

Unaudited figures (Thousands)

	2015				2016
	March	June	September	December	March	June	% Chg
Final Clients Accesses	13,861.3	13,610.4	13,387.4	13,158.3	12,741.5	12,481.1	(8.3)
Fixed telephony accesses (1)	1,557.7	1,537.4	1,510.3	1,486.0	1,459.0	1,438.4	(6.4)
Internet and data accesses	1,067.9	1,093.6	1,106.4	1,112.0	1,109.1	1,150.8	5.2
Broadband	1,056.7	1,082.5	1,095.4	1,101.1	1,098.4	1,093.3	1.0
Fibre and VDSL	192.2	216.3	240.7	256.7	268.9	290.2	34.2
Mobile accesses	10,619.5	10,345.1	10,129.6	9,915.6	9,527.9	9,235.1	(10.7)
Prepay	7,817.5	7,503.0	7,268.0	6,995.3	6,524.9	6,150.1	(18.0)
Contract	2,802.0	2,842.1	2,861.7	2,920.3	3,002.9	3,085.0	8.5
M2M	293.0	291.0	294.3	310.0	331.2	354.8	21.9
Pay TV	616.2	634.3	641.0	644.7	645.6	656.8	3.5
Wholesale Accesses	5.9	5.9	5.8	5.7	5.2	5.1	(13.0)

Total Accesses	13,867.2	13,616.3	13,393.2	13,164.0	12,746.7	12,486.2	(8.3)

(1)	Includes fixed wireless and VoIP accesses.

SELECTED OPERATIONAL DATA

Unaudited figures

	2015				2016
	Q1	Q2	Q3	Q4	Q1	Q2	% Chg Local Cur
Voice traffic (Million minutes)	8,725	8,693	8,927	9,296	9,130	8,248	(5.1)
Fixed voice traffic	1,354	1,353	1,320	1,301	1,127	1,194	(11.7)
Mobile voice traffic	7,372	7,340	7,607	7,995	8,003	7,053	(3.9)
Data traffic (TB)	252,756	289,259	309,838	322,994	348,695	372,277	28.7
Fixed data traffic	238,140	269,957	288,230	296,880	321,246	344,595	27.6
Mobile data traffic	14,616	19,302	21,607	26,114	27,449	27,682	43.4
Mobile ARPU (EUR)	9.4	9.7	9.0	8.8	8.9	9.2	6.5
Prepay	3.8	3.8	3.3	3.1	3.0	2.9	(14.7)
Contract (1)	27.8	28.7	26.3	25.2	24.7	24.9	(2.8)
Data ARPU (EUR)	3.1	3.4	3.4	3.5	4.2	4.5	45.1
% non-SMS over data revenues	94.0%	93.5%	93.5%	93.7%	97.4%	97.8%	4.3 p.p.
Fixed telephony ARPU (EUR)	14.1	14.1	13.6	14.8	13.1	13.4	6.4
Pay TV ARPU (EUR)	29.1	30.4	26.1	26.1	24.4	24.8	(8.6)
Broadband ARPU (EUR)	17.9	18.1	16.9	16.8	16.2	17.0	5.9
Mobile churn	3.2%	3.7%	3.2%	3.4%	3.6%	3.7%	0.1 p.p.
Contract (1)	1.9%	1.9%	2.3%	2.2%	2.0%	2.1%	0.3 p.p.

	Jan-Mar	Jan-Jun	Jan-Sep	Jan-Dec	Jan-Mar	Jan-Jun	% Chg Local Cur
Voice traffic (Million minutes)	8,725	17,418	26,346	35,642	9,130	17,378	(0.2)
Fixed voice traffic	1,354	2,707	4,027	5,328	1,127	2,321	(14.2)
Mobile voice traffic	7,372	14,712	22,319	30,314	8,003	15,056	2.3
Data traffic (TB)	252,756	542,015	851,852	1,174,846	348,695	720,972	33.0
Fixed data traffic	238,140	508,097	796,327	1,093,208	321,246	665,841	31.0
Mobile data traffic	14,616	33,918	55,525	81,639	27,449	55,131	62.5
Mobile ARPU (EUR)	9.4	9.5	9.4	9.2	8.9	9.0	5.1
Prepay	3.8	3.8	3.6	3.5	3.0	3.0	(13.0)
Contract (1)	27.8	28.2	27.6	27.0	24.7	24.8	(2.7)
Data ARPU (EUR)	3.1	3.3	3.3	3.4	4.2	4.3	47.1
% non-SMS over data revenues	94.0%	93.7%	93.7%	93.7%	97.4%	97.6%	3.8 p.p.
Fixed telephony ARPU (EUR)	14.1	14.1	13.9	14.1	13.1	13.3	4.1
Pay TV ARPU (EUR)	29.1	29.8	28.5	27.9	24.4	24.6	(8.4)
Broadband ARPU (EUR)	17.9	18.0	17.6	17.4	16.2	16.6	2.7
Mobile churn	3.2%	3.4%	3.4%	3.4%	3.6%	3.7%	0.2 p.p.
Contract (1)	1.9%	1.9%	2.0%	2.1%	2.0%	2.1%	0.3 p.p.

Notes:

•	ARPU: monthly average revenue divided by the monthly average accesses of the period.

•	Voice traffic is defined as minutes per access used on the company’s network, both outbound and inbound. Promotional traffic is included. Traffic not associated to the Company’s mobile customers (roaming-in, MVNOs, interconnection of third parties and other business lines) is included. Traffic volume non rounded.

•	Data traffic is defined as Terabytes used by the company customers, both upload and download (1TByte = 10^12 bytes). Promotional traffic is included. Traffic not associated to the Company’s mobile customers (roaming-in, MVNOs, interconnection of third parties and other business lines) is also included. Traffic volume non rounded.

(1)	Excludes M2M.

Telefónica Perú

(year-on-year changes in organic terms)

During the second quarter of the year, Telefónica Perú recorded strong operational results in the high value segments, with a growing penetration in mobile contract, smartphones and pay TV. However, competitive intensity continued to be strong, mainly in prepay. It is worth highlighting the significant improvement in the year-on-year OIBDA in the quarter thanks to the costs reduction and efficiency measures, although results continued to be affected by the reduction in mobile termination rates (-19% since 1 April).

On the other hand, spectrum was awarded in the 26 May 2016 auction of one of the three blocks of 2x15 MHz on the 700 MHz band for LTE for an amount of approximately 282 million euros on the award date.

Total accesses reached 21.6 million, 2% less than in June 2015 and mobile accesses stood at 16.2 million, 4% lower due to the 11% decrease in the prepay base, which was affected by aggressive competition (quarterly net loss of 301 thousand accesses). On the other hand, the contract base recorded a strong growth of 11% year-on-year after recording net additions in the quarter of 68 thousand accesses (+210 thousand in the semester) driven by higher migrations from prepay.

Smartphones stood at 4.9 million and reached a penetration of 30% after recording quarterly net additions of 214 thousand accesses. LTE accesses invreased two fold year-on-year to 1.9 million and penetration increased by 6.1 percentage points to 11%. Thus, mobile data traffic grew by 88% compared with April-June 2015 (more than 2 times vs. January-June) driven by unlimited data tariffs.

The fixed business is leveraged on own-productions and exclusive pay TV content and bundling campaigns (65% of the traditional access base; +13 percentage points year-on-year).

Retail broadband accesses stood at 1.7 million (+6% year-on-year) and recorded quarterly net additions of 21 thousand accesses (+39 thousand accesses in the first six months).

Pay TV accesses (1.3 million) maintained a solid growth of 15% year-on-year, recording net additions of 21 thousand accesses in the quarter (+50 thousand accesses in January-June) driven by a differential offering and the broadcast of high-definition channels.

Revenues in the second quarter amounted to 620 million euros and decreased by 2.1% year-on-year (1,245 million euros in the first half of the year; -1.3% year-on-year), affected by the impact of regulation (-2.0 percentage points on the year-on-year change for April-June; -1.9 percentage points in January-June) and by the reduction of prepay revenues.

Mobile service revenues decreased by 7.5% year-on-year in the last three months (-5.8% in the first semester). Meanwhile, data revenues grew by 6.3% year-on-year in the quarter (+7.5% in the first half of the year) and accounted for 52% of total mobile service revenues (+7 percentage points year-on-year).

Handset revenues decreased by 2.7% year-on-year in April-June and changed the trend vs. the previous quarter (+4.0% year-on-year) due to the lower gross additions with handset sale.

Fixed business revenues stood at 288 million euros in the second quarter and accelerated their growth to 4.2% year-on-year (+3.3% in the first quarter of the year), underpinned by the sustained growth of pay TV revenues (+20.1% year-on-year; +24.8% in the previous quarter) and fixed broadband and new services revenues (+4.6% year-on-year; +1.2% in the previous quarter).

Operating expenses reached 425 million euros in April-June and decreased by 2.6% year-on-year (+1.6% in January-June) positively impacted by the reversion of a provision (canon expense) and by the efficiency measures generated, which more than offset the higher termination expenses due to the greater traffic generated, higher commercial expense and the impact of the depreciation of the Peruvian sol in expenses denominated in foreign currency.

Thus, OIBDA stood at 204 million euros in the quarter (391 million euros in the first half) and returned to grow (+0.3% year-on-year in April-June) vs. the decrease in the first quarter (-13.2%) due to the aforementioned cost containment efforts. OIBDA margin stood at 32.9% in the quarter (+0.8 percentage points year-on-year) and at 31.4% in the semester (-1.8 percentage points year-on-year).

CapEx totalled 149 million euros (-10.5% vs. January-June 2015) and was mainly devoted to the improvement of the 3G and 4G networks and increasing speed in the fixed business. It should be noted that the year-on-year change cannot be extrapolated to the year as a whole, due to the different investment execution levels in both years.

TELEFÓNICA PERU

SELECTED FINANCIAL DATA

Unaudited figures (Euros in millions)

	January - June				April - June
	2016	2015	% Chg	Chg Local Cur	2016	2015	% Chg	Chg Local Cur
Revenues	1,245	1,376	(9.5)	(1.3)	620	684	(9.3)	(2.1)
Mobile Business	677	779	(13.1)	(5.2)	332	385	(13.7)	(6.9)
Mobile service revenues (1)	601	696	(13.7)	(5.8)	293	342	(14.2)	(7.5)
Data revenues (2)	298	302	(1.5)	7.5	152	155	(1.6)	6.3
Handset revenues	77	83	(7.9)	0.5	39	43	(9.9)	(2.7)
Fixed Business	567	597	(4.9)	3.8	288	299	(3.5)	4.2
FBB and new services (3)	289	306	(5.6)	3.0	150	155	(3.1)	4.6
Pay TV	140	125	12.2	22.4	71	64	11.2	20.1
Voice & access revenues	139	166	(16.4)	(8.8)	67	79	(16.0)	(9.5)
OIBDA	391	450	(13.0)	(5.1)	204	212	(3.7)	3.9
OIBDA margin	31.4%	32.7%	(1.3 p.p. )		32.9%	31.0%	1.9 p.p.
CapEx	149	181	(18.0)	(10.5)	94	118	(20.6)	(13.9)
Spectrum	—	—			—	—	—	—
OpCF (OIBDA-CapEx)	242	268	(9.7)	(1.4)	110	93	17.7	26.4

Note:

•	OIBDA is presented before management and brand fees.

(1)	Includes fixed wireless revenues.
(2)	Since the first quarter 2015, data and voice revenues have been reassigned to homogenise the year-on-year comparison.
(3)	Includes FBB connectivity services (retail and wholesale), including value added services, ICT revenues, other services over connectivity and FBB equipment.

ACCESSES

Unaudited figures (Thousands)

	2015				2016
	March	June	September	December	March	June	% Chg
Final Clients Accesses	22,083.4	22,104.2	22,184.3	22,231.0	21,791.0	21,638.3	(2.1)
Fixed telephony accesses (1)	2,641.4	2,605.8	2,634.9	2,596.6	2,452.1	2,491.0	(4.4)
Fixed wireless	191.2	229.8	208.5	191.9	127.7	117.6	(48.8)
Internet and data accesses	1,557.4	1,589.2	1,628.0	1,647.1	1,663.9	1,685.0	6.0
Broadband	1,529.7	1,564.4	1,602.5	1,621.2	1,639.2	1,660.3	6.1
VDSL	219.1	283.5	376.7	488.7	557.0	623.7	120.0
Mobile accesses	16,870.2	16,819.1	16,773.8	16,786.5	16,445.4	16,211.9	(3.6)
Prepay	11,645.3	11,450.4	11,255.3	11,013.3	10,530.0	10,228.5	(10.7)
Contract	5,224.8	5,368.7	5,518.5	5,773.1	5,915.5	5,983.4	11.5
M2M	118.0	98.4	99.8	103.3	81.7	79.7	(19.0)
Pay TV	1,014.5	1,090.1	1,147.7	1,200.8	1,229.6	1,250.3	14.7
Wholesale Accesses	0.3	0.2	0.2	0.1	0.1	0.1	(33.8)

Total Accesses	22,083.7	22,104.3	22,184.5	22,231.1	21,791.0	21,638.3	(2.1)

(1)	Includes fixed wireless and VoIP accesses.

SELECTED OPERATIONAL DATA

Unaudited figures

	2015				2016
	Q1	Q2	Q3	Q4	Q1	Q2	% Chg Local Cur
Voice traffic (Million minutes)	24,759	24,635	26,225	28,033	27,479	28,166	14.3
Fixed voice traffic	5,460	5,429	5,398	5,322	5,144	4,935	(9.1)
Mobile voice traffic	19,300	19,206	20,828	22,711	22,336	23,231	21.0
Data traffic (TB)	364,397	398,101	407,710	416,543	418,470	414,392	4.1
Fixed data traffic	359,357	391,712	399,478	405,927	407,019	402,357	2.7
Mobile data traffic	5,040	6,389	8,232	10,616	11,451	12,034	88.4
Mobile ARPU (EUR)	7.0	6.8	6.7	6.7	6.3	6.1	(1.0)
Prepay	4.2	3.9	3.7	3.6	2.8	3.2	(14.8)
Contract (1)	13.5	13.2	13.1	12.9	12.0	11.6	(1.5)
Data ARPU (EUR) (2)	2.9	3.1	3.1	3.2	2.9	3.1	9.6
% non-SMS over data revenues	94.1%	95.6%	96.2%	96.9%	99.1%	97.2%	1.6 p.p.
Fixed telephony ARPU (EUR)	10.8	9.8	10.0	8.5	9.4	8.8	(3.8)
Pay TV ARPU (EUR)	19.4	18.7	18.1	17.4	16.6	15.9	(8.4)
Broadband ARPU (EUR)	19.5	18.9	18.5	18.0	16.4	16.0	(9.4)
Mobile churn	4.0%	4.3%	4.4%	4.3%	4.8%	5.0%	0.7 p.p.
Contract (1)	2.2%	2.0%	2.2%	1.8%	2.5%	2.6%	0.6 p.p.

	Jan-Mar	Jan-Jun	Jan-Sep	Jan-Dec	Jan-Mar	Jan-Jun	% Chg Local Cur
Voice traffic (Million minutes)	24,759	49,395	75,620	103,653	27,479	55,646	12.7
Fixed voice traffic	5,460	10,889	16,287	21,608	5,144	10,078	(7.4)
Mobile voice traffic	19,300	38,506	59,334	82,045	22,336	45,567	18.3
Data traffic (TB)	364,397	762,498	1,170,209	1,586,752	418,470	832,862	9.2
Fixed data traffic	359,357	751,069	1,150,547	1,556,474	407,019	809,376	7.8
Mobile data traffic	5,040	11,429	19,662	30,278	11,451	23,486	105.5
Mobile ARPU (EUR)	7.0	6.9	6.8	6.8	6.3	6.2	(1.0)
Prepay	4.2	4.0	3.9	3.9	2.8	3.0	(22.0)
Contract (1)	13.5	13.3	13.3	13.2	12.0	11.8	(1.5)
Data ARPU (EUR) (2)	2.9	3.0	3.0	3.1	2.9	3.0	10.0
% non-SMS over data revenues	94.1%	94.9%	95.3%	95.8%	99.1%	98.1%	3.3 p.p.
Fixed telephony ARPU (EUR)	10.8	10.3	10.2	9.8	9.4	9.1	(3.7)
Pay TV ARPU (EUR)	19.4	19.1	18.7	18.4	16.6	16.3	(6.9)
Broadband ARPU (EUR)	19.5	19.2	19.0	18.7	16.4	16.2	(8.4)
Mobile churn	4.0%	4.1%	4.2%	4.3%	4.8%	4.9%	0.7 p.p.
Contract (1)	2.2%	2.1%	2.2%	2.1%	2.5%	2.6%	0.4 p.p.

Notes:

•	ARPU: monthly average revenue divided by the monthly average accesses of the period.

•	Voice traffic is defined as minutes per access used on the company’s network, both outbound and inbound. Promotional traffic is included. Traffic not associated to the Company’s mobile customers (roaming-in, MVNOs, interconnection of third parties and other business lines) is included. Traffic volume non rounded.

•	Data traffic is defined as Terabytes used by the company customers, both upload and download (1TByte = 10^12 bytes). Promotional traffic is included. Traffic not associated to the Company’s mobile customers (roaming-in, MVNOs, interconnection of third parties and other business lines) is also included. Traffic volume non rounded.

(1)	Excludes M2M.
(2)	Since the first quarter 2015, data and voice revenues have been reassigned to homogenise the year-on-year comparison.

Telefónica Colombia

(year-on-year changes in organic terms)

In the second quarter of the year, Telefónica Colombia accelerated its revenue growth to 6.4% year-on-year underpinned by mobile data, pay TV and IT projects which offset the decrease in mobile termination rates (-42% from last 1 January) and an aggressive competitive scenario.

Mobile accesses stood at 13.2 million (+7% year-on-year) after recording positive net additions for the fourth consecutive quarter (+169 thousand accesses vs. -472 thousand accesses in the second quarter of 2015). The weight of contract increased to 26% due to gross additions (+12.7% year-on-year in the quarter, +18.0% in the semester) and due to churn containment (+1.7% in the quarter; -0.5 percentage points year-on-year) driven by the commercial offer simplification of the, direct channels strengthening and prepay to postpay migrations.

The strong growth in LTE accesses (almost 3x compared with June 2015) reflects the quality of the base, which has already reached 1.7 million (+13% penetration, +8 percentage points year-on-year) and increased population coverage to 46%. Smartphones also posted solid year-on-year growth (+21.7% year-on-year and penetration of 36% vs. 32% one year ago).

In the fixed business the bundling strategy continues to execute successfully and already represents 72% of fixed telephony accesses (+3 percentage points year-on-year). In the last three months, the commercial activity and churn improved across all products.

Retail broadband accesses (1.0 million; +1% year-on-year) posted quarterly net additions of 3 thousand accesses. As such, 40% of the base had plans with speeds equal to or above 4Mb (+8 percentage points year-on-year).

Pay TV accesses continued with its commercial traction and increased their growth to 17% year-on-year, benefiting from the higher number of channels broadcasted in high definition (82 channels and many of them already offered in the low-end bundle) and the content improvement. This enabled to post a new quarterly record of gross additions (61 thousand) and an increase in ARPU of 12.2% year-on-year. Net additions for April-June totalled 23 thousand accesses (+54.8% year-on-year and more than doubled that of the previous quarter).

Revenues amounted to 347 million euros in the second quarter (670 million euros in the first semester) and improved their year-on-year growth rate to 6.4% (+5.3% year-on-year in January-June). Stripping out the impact of regulation, revenue growth would have been 8.7% year-on-year (+7.4% in the first six months of the year).

Mobile business revenues (209 million euros) increased by 2.8% compared with April-June of 2015 (+2.0% in January-June) as a result of the better performance of service revenue and handset sales.

Mobile service revenues fell by 0.5% year-on-year in the quarter, improving vs. the first quarter (-1.1% year-on-year) due to the better performance of the data business that almost offset the decrease in voice revenues. Thus, non-SMS data revenue increased by 29.0% year-on-year (+21.4% in the previous quarter) supported by the well received “Todo en uno” (integrated prepay offer of voice, SMS and data offering).

Handset revenues in the second quarter grew 29.5% year-on-year (+19.5% in the previous quarter) as a result of a higher commercial activity, the greater weight of smartphones and LTE and the transfer to the sale price of the Colombian peso depreciation in the cost of handsets.

Fixed business revenues increased to 138 million euros in April-June accelerating their growth to 12.3% year-on-year (+9.3% year-on-year in the first quarter) boosted by IT sales (+112.9% year-on-year in the quarter, +83.1% the previous quarter) and pay TV (+30.7% and +35.4%, respectively).

Operating expenses stood at 247 million euros (+15.5% and 13.5% year-on-year in the quarter and in the first half of the year respectively), affected by the increase in interconnection expenses (associated with the success of the all destination plans), higher commercial expenses and the impact of inflation and depreciation of the peso against the US dollar.

Thus, the OIBDA amounted to 108 million euros in the second quarter (-9.7% year-on-year) and to 215 million euros in January-June (-8.9% year-on-year). The OIBDA margin stood at 31.0% (-5.5 percentage points year-on-year; 32.1% in the first half of the year, -5.0 percentage points year-on-year).

CapEx (117 million euros the January-June; -8.2% year-on-year) reflected the deployment of and increase in mobile capacity and higher speed in the fixed network. It should be noted that the year-on-year variation cannot be extrapolated to the full year given the different execution levels of investment in both years.

TELEFÓNICA COLOMBIA

SELECTED FINANCIAL DATA

Unaudited figures (Euros in millions)

	January - June				April - June
	2016	2015	% Chg	Chg Local Cur	2016	2015	% Chg	Chg Local Cur
Revenues	670	798	(16.0)	5.3	347	400	(13.1)	6.4
Mobile Business	406	500	(18.7)	2.0	209	249	(16.0)	2.8
Mobile service revenues	352	445	(20.9)	(0.8)	180	221	(18.7)	(0.5)
Data revenues	131	133	(1.8)	23.1	69	67	3.5	27.0
Handset revenues	55	55	(0.7)	24.5	29	27	5.6	29.5
Fixed Business	264	299	(11.6)	10.8	138	151	(8.4)	12.3
FBB and new services (1)	139	138	0.3	25.8	74	70	6.0	30.1
Pay TV	35	33	6.0	33.0	18	17	6.7	30.7
Voice & access revenues	90	127	(29.3)	(11.3)	46	64	(28.2)	(12.1)
OIBDA	215	296	(27.2)	(8.7)	108	146	(26.1)	(9.6)
OIBDA margin	32.1%	37.0%	(4.9 p.p. )		31.0%	36.5%	(5.5 p.p. )
CapEx	117	159	(26.8)	(8.2)	83	111	(25.2)	(7.1)
Spectrum	—	—			—	—
OpCF (OIBDA-CapEx)	99	136	(27.7)	(9.3)	25	35	(29.1)	(17.9)

Note:

•	OIBDA is presented before management and brand fees.

(1)	Includes FBB connectivity services (retail and wholesale), including value added services, ICT revenues, other services over connectivity and FBB equipment.

ACCESSES

Unaudited figures (Thousands)

	2015				2016
	March	June	September	December	March	June	% Chg
Final Clients Accesses	15,777.5	15,308.1	15,587.6	15,824.5	15,977.2	16,161.0	5.6
Fixed telephony accesses (1)	1,465.8	1,450.8	1,448.2	1,430.6	1,414.2	1,402.7	(3.3)
Internet and data accesses	997.3	999.8	1,012.8	1,008.7	1,008.4	1,011.6	1.2
Broadband	988.9	991.3	1,004.4	1,000.2	999.9	1,003.2	1.2
Mobile accesses	12,884.9	12,413.3	12,655.6	12,896.7	13,057.2	13,226.3	6.5
Prepay	9,633.2	9,158.6	9,341.8	9,510.9	9,625.1	9,730.2	6.2
Contract	3,251.7	3,254.7	3,313.7	3,385.8	3,432.1	3,496.1	7.4
M2M	438.7	444.4	456.4	467.5	471.0	464.3	4.5
Pay TV	429.4	444.2	471.0	488.6	497.4	520.4	17.1
Wholesale Accesses	1.9	1.9	1.9	1.9	0.6	0.6	(69.1)

Total Accesses	15,779.4	15,310.1	15,589.5	15,826.5	15,977.8	16,161.6	5.6

(1)	Includes fixed wireless and VoIP accesses.

SELECTED OPERATIONAL DATA

Unaudited figures

	2015				2016
	Q1	Q2	Q3	Q4	Q1	Q2	% Chg Local Cur
Voice traffic (Million minutes)	13,700	13,236	14,011	14,201	14,373	14,884	12.5
Fixed voice traffic	3,598	3,227	3,304	3,068	3,234	3,049	(5.5)
Mobile voice traffic	10,101	10,009	10,707	11,133	11,139	11,835	18.2
Data traffic (TB)	59,658	69,725	76,320	81,966	84,731	94,467	35.5
Fixed data traffic (1)	49,142	58,338	64,088	68,446	70,654	79,143	35.7
Mobile data traffic	10,516	11,387	12,232	13,520	14,077	15,324	34.6
Mobile ARPU (EUR)	5.5	5.5	4.7	4.6	4.2	4.3	(3.2)
Prepay	1.4	1.4	1.3	1.3	1.1	1.2	1.1
Contract (2)	19.9	19.6	16.4	16.0	14.6	15.0	(6.3)
Data ARPU (EUR)	1.7	1.8	1.6	1.6	1.6	1.8	21.4
% non-SMS over data revenues	96.9%	97.3%	97.7%	98.2%	98.7%	98.9%	1.6 p.p.
Fixed telephony ARPU (EUR)	13.8	13.9	11.5	11.3	9.8	10.4	(8.4)
Pay TV ARPU (EUR)	12.4	12.5	10.8	11.0	11.0	11.5	12.2
Broadband ARPU (EUR)	10.4	10.8	9.0	8.8	8.2	8.9	1.2
Mobile churn	3.0%	4.5%	3.4%	3.3%	3.2%	3.2%	(1.4 p.p. )
Contract (2)	2.2%	2.3%	2.0%	1.8%	1.8%	1.7%	(0.5 p.p. )

	Jan-Mar	Jan-Jun	Jan-Sep	Jan-Dec	Jan-Mar	Jan-Jun	% Chg Local Cur
Voice traffic (Million minutes)	13,700	26,936	40,947	55,148	14,373	29,257	8.6
Fixed voice traffic	3,598	6,825	10,129	13,196	3,234	6,283	(7.9)
Mobile voice traffic	10,101	20,111	30,818	41,951	11,139	22,973	14.2
Data traffic (TB)	59,658	129,382	205,702	287,668	84,731	179,197	38.5
Fixed data traffic	49,142	107,480	171,568	240,014	70,654	149,797	39.4
Mobile data traffic	10,516	21,902	34,134	47,654	14,077	29,400	34.2
Mobile ARPU (EUR)	5.5	5.5	5.2	5.2	4.2	4.3	(2.1)
Prepay	1.4	1.4	1.4	1.4	1.1	1.2	2.9
Contract (2)	19.9	19.8	18.7	18.0	14.6	14.8	(6.0)
Data ARPU (EUR)	1.7	1.7	1.7	1.7	1.6	1.7	20.0
% non-SMS over data revenues	96.9%	97.1%	97.3%	97.6%	98.7%	98.8%	1.7 p.p.
Fixed telephony ARPU (EUR)	13.8	13.9	13.1	12.6	9.8	10.1	(8.6)
Pay TV ARPU (EUR)	12.4	12.5	11.9	11.7	11.0	11.3	13.4
Broadband ARPU (EUR)	10.4	10.6	10.1	9.8	8.2	8.5	0.9
Mobile churn	3.0%	3.8%	3.6%	3.6%	3.2%	3.2%	(0.6 p.p. )
Contract (2)	2.2%	2.2%	2.1%	2.1%	1.8%	1.8%	(0.4 p.p. )

Notes:

•	ARPU: monthly average revenue divided by the monthly average accesses of the period.

•	Voice traffic is defined as minutes per access used on the company’s network, both outbound and inbound. Promotional traffic is included. Traffic not associated to the Company’s mobile customers (roaming-in, MVNOs, interconnection of third parties and other business lines) is included. Traffic volume non rounded.

•	Data traffic is defined as Terabytes used by the company customers, both upload and download (1TByte = 10^12 bytes). Promotional traffic is included. Traffic not associated to the Company’s mobile customers (roaming-in, MVNOs, interconnection of third parties and other business lines) is also included. Traffic volume non rounded.

(1) Includes solely traffic pertaining to FBB accesses, not Business customers.

(2) Excludes M2M.

Telefónica México

(year-on-year changes in organic terms)

Telefónica México second quarter results continued to be affected by the negative evolution of the competitive environment, with unlimited prepay tariffs offered by all operators and unlimited access to social networks, which has resulted in an increase in traffic and a sharp reductions in average unit prices of voice and data. Nevertheless, it is worth noting that in the last month of the quarter a slight stabilisation in the commercial aggressiveness has been observed with a downward revision of validities and limitation of data usage to 1 GB.

Likewise, the asymmetry in termination rates continued vs. the dominant operator, although the reduction of termination rates on non-dominant mobile operator networks (-25% voice termination from last 1 January) is reflected in the revenue evolution.

The total number of accesses stood at 27.2 million and grew by 10% year-on-year. Mobile accesses (25.9 million) increased by 12% year-on-year, highlighting the 24% growth of the contract base. Thus, net additions in the quarter increased to 273 thousand accesses (+1 million in the semester), with contract net additions of 8 thousand (+67 thousand in the first half of the year).

Smartphones continued to grow significantly (+42% year-on-year) reaching 11.5 million, with net additions of 573 thousand accesses in April-June (+1.2 million accesses in January-June) and a penetration of 45% (+9 percentage points year-on-year). LTE accesses (2.5 million) more than doubled vs. June 2015 and increased its coverage by 19 percentage points to 39%. In this context of unlimited plans, data traffic increased by more than 2 times year-on-year both in the quarter and in the semester.

Revenues amounted to 337 million euros in the second quarter, with a year-on-year reduction of 11.0% (746 million euros in the semester; -1.4% year-on-year) due to the lower service revenues, handset sales and the regulatory impact (-3.6 percentage points in the year-on-year change in the quarter; -3.3 percentage points in the first half of the year).

Mobile service revenues fell by 6.0% year-on-year in April-June (+3.2% in January-June) affected mainly by the performance of prepay revenues given the strong competitive intensity and the regulatory impact (-4.3 percentage points in the year-on-year change in the quarter; -3.9% in the semester). Data revenues decreased by 8.6% in the quarter (+1.6% in the semester) also affected by the competitive environment.

Handset revenues for the quarter decreased by 39.9% year-on-year (-14.3% in the first quarter) due to lower gross additions with handset sale and due to the direct sale of handsets through third party distribution channels.

Operating expenses stood at 287 million euros in the last three months and decreased by 5.5% year-on-year (+1.8% in the first half of the year; 606 million euros) due to the lower commercial and interconnection expenses associated with the tariffs reduction, that were partially offset by the higher network expenses (affected by the depreciation of the Mexican peso against the dollar).

OIBDA reached 62 million euros in April-June, and decreased year-on-year by 23.6% (168 million euros in January-June; -4.2% year-on-year) given the pricing pressure. Thus, the OIBDA margin stood at 18.4% in the quarter (-3.2 percentage points year-on-year) and at 22.5% in the semester (-0.7 percentage points year-on-year).

CapEx totalled 96 million euros in the first six months of the year (+4.6% year-on-year), and was mainly devoted for improving the network and the distribution channel.

TELEFÓNICA MÉXICO

SELECTED FINANCIAL DATA

Unaudited figures (Euros in millions)

	January - June				April - June
	2016	2015	% Chg	Chg Local Cur	2016	2015	% Chg	Chg Local Cur
Revenues	746	903	(17.3)	(1.4)	337	458	(26.5)	(11.0)
Mobile service revenues	663	766	(13.5)	3.2	303	391	(22.4)	(6.0)
Data revenues (1)	279	328	(14.8)	1.6	124	164	(24.5)	(8.6)
Handset revenues	83	136	(38.8)	(27.0)	33	68	(50.6)	(39.9)
OIBDA	168	214	(21.4)	(6.2)	62	105	(41.0)	(28.1)
OIBDA margin	22.5%	23.7%	(1.2 p.p. )		18.4%	22.9%	(4.5 p.p. )
CapEx	96	109	(12.3)	4.6	54	63	(13.1)	4.6
Spectrum	—	—			—	—
OpCF (OIBDA-CapEx)	72	104	(30.9)	(17.6)	8	42	(82.3)	(76.4)

Note:

•	OIBDA is presented before management and brand fees.

(1)	Since the first quarter 2015, data and voice revenues have been reassigned to homogenise the year-on-year comparison.

ACCESSES

Unaudited figures (Thousands)

	2015				2016
	March	June	September	December	March	June	% Chg
Mobile accesses	22,536.6	23,048.8	23,405.0	24,895.0	25,655.4	25,928.8	12.5
Prepay	21,056.6	21,553.9	21,779.8	23,102.0	23,803.2	24,069.1	11.7
Contract	1,480.0	1,494.9	1,625.2	1,793.0	1,852.2	1,859.7	24.4
M2M	455.8	485.9	521.2	567.5	602.6	629.2	29.5
Fixed Wireless	1,545.6	1,553.8	1,468.9	1,382.9	1,296.9	1,252.9	(19.4)

Total Accesses	24,082.2	24,602.6	24,873.9	26,277.9	26,952.3	27,181.7	10.5

SELECTED MOBILE OPERATIONAL DATA

Unaudited figures

	2015				2016
	Q1	Q2	Q3	Q4	Q1	Q2	% Chg Local Cur
Voice Traffic (Million minutes)	13,435	13,785	13,915	15,570	18,525	20,055	45.5
Data traffic (TB)	7,891	7,967	8,991	11,791	17,192	20,177	153.2
ARPU (EUR)	4.9	4.9	4.7	4.4	3.8	3.2	(19.6)
Prepay	4.3	4.3	4.3	3.9	3.3	2.7	(23.5)
Contract (1)	19.0	19.2	17.1	15.7	14.6	13.9	(12.5)
Data ARPU (EUR) (2)	2.3	2.3	2.3	2.4	2.0	1.6	(19.3)
% non-SMS over data revenues	84.8%	86.0%	82.4%	89.2%	91.1%	91.5%	5.4 p.p.
Churn	2.8%	3.4%	3.6%	3.4%	3.5%	3.3%	(0.1 p.p. )
Contract (1)	1.7%	2.2%	1.6%	1.7%	1.7%	2.9%	0.8 p.p.

	Jan-Mar	Jan-Jun	Jan-Sep	Jan-Dec	Jan-Mar	Jan-Jun	% Chg Local Cur
Voice Traffic (Million minutes)	13,435	27,221	41,136	56,706	18,525	38,580	41.7
Data traffic (TB)	7,891	15,858	24,849	36,640	17,192	37,369	135.6
ARPU (EUR)	4.9	4.9	4.8	4.7	3.8	3.5	(13.9)
Prepay	4.3	4.3	4.3	4.2	3.3	3.0	(17.0)
Contract (1)	19.0	19.1	18.4	17.6	14.6	14.2	(10.9)
Data ARPU (EUR) (2)	2.3	2.3	2.3	2.3	2.0	1.8	(11.0)
% non-SMS over data revenues	84.8%	85.4%	84.4%	85.7%	91.1%	91.3%	5.8 p.p.
Churn	2.8%	3.1%	3.3%	3.3%	3.5%	3.4%	0.3 p.p.
Contract (1)	1.7%	1.9%	1.8%	1.8%	1.7%	2.4%	0.5 p.p.

Notes:

•	ARPU: monthly average revenue divided by the monthly average accesses of the period.

•	Voice traffic is defined as minutes per access used on the company’s network, both outbound and inbound. Promotional traffic is included. Traffic not associated to the Company’s mobile customers (roaming-in, MVNOs, interconnection of third parties and other business lines) is included. Traffic volume non rounded.

•	Data traffic is defined as Terabytes used by the company customers, both upload and download (1TByte = 10^12 bytes). Promotional traffic is included. Traffic not associated to the Company’s mobile customers (roaming-in, MVNOs, interconnection of third parties and other business lines) is also included. Traffic volume non rounded.

(1)	Excludes M2M.
(2)	Since the first quarter 2015, data and voice revenues have been reassigned to homogenise the year-on-year comparison.

Other Hispam countries

TELEFÓNICA VENEZUELA (1)

SELECTED FINANCIAL DATA

Unaudited figures (Euros in millions)

	January - June				April - June
	2016	2015	% Chg	Chg Local Cur	2016	2015	% Chg		Chg Local Cur
Revenues	98	141	(30.4)	93.5	21	(71)	c.s.		95.4
Mobile service revenues	96	121	(20.9)	120.7	21	(63)	c.s.		124.9
Data revenues (2)	33	40	(18.8)	156.7	—	(31)	c.s.		160.8
Handset revenues	3	20	(87.5)	(68.3)	1	(8)	c.s.		(71.3)
OIBDA	26	27	(4.1)	116.5	4	(26)	c.s.		132.0
OIBDA margin	26.4%	19.1%	7.2 p.p.		18.5%	36.3%	(17.8 p.p.	)
CapEx	22	22	2.0	195.4	13	1	n.m.		n.m.
Spectrum	—	—			—	—
OpCF (OIBDA-CapEx)	3	5	(31.1)	(34.5)	(9)	(27)	(66.2)		n.m

Note:

•	After considering Venezuela as an hyperinflationary country, P&L and CapEx from the operations in the country are to be accounted at the closing exchange rate Bolivar Fuerte/Euro. The January-June 2016 consolidated financial statements use the exchange rate of the Venezuelan bolivar set at the denominated DICOM (628 Venezuelan bolivars fuertes per dollar).

•	OIBDA is presented before management and brand fees.

(1)	Reported figures include the hyperinflationary adjustments in Venezuela in both years. For comparative purposes and to facilitate the interpretation of the year-on-year changes vs. 2015, variations in local currency of the headings affected by the hyperinflation adjustments are reported excluding the impact of this adjustment.
(2)	Data revenues do not include hyperinflationary adjustments.

ACCESSES

Unaudited figures (Thousands)

	2015				2016
	March	June	September	December	March	June	% Chg
Fixed telephony accesses (1)	758.3	742.2	712.9	697.3	672.9	654.0	(11.9)
Internet and data accesses	8.2	8.3	8.5	8.5	8.3	8.1	(2.2)
Broadband	3.4	3.6	3.8	4.0	4.0	4.0	11.2
Mobile accesses	10,820.8	10,888.6	10,738.6	10,583.1	10,423.4	10,492.3	(3.6)
Prepay (2)	9,468.5	9,546.3	9,405.4	9,259.2	9,114.2	9,195.3	(3.7)
Contract	1,352.3	1,342.3	1,333.2	1,323.9	1,309.2	1,297.0	(3.4)
M2M	113.5	115.6	116.8	117.0	114.2	110.6	(4.3)
Pay TV	476.1	480.0	482.1	478.1	478.2	478.1	(0.4)

Total Accesses	12,063.4	12,119.1	11,942.0	11,767.0	11,582.8	11,632.5	(4.0)

(1)	Includes fixed wireless and VoIP accesses.
(2)	Includes prepay M2M accesses.

SELECTED MOBILE OPERATIONAL DATA

Unaudited figures

	2015				2016
	Q1	Q2	Q3	Q4	Q1	Q2	% Chg Local Cur
Voice Traffic (Million minutes)	13,528	14,404	15,178	14,892	14,137	14,240	(1.1)
Data traffic (TB)	8,672	9,823	10,261	11,550	11,379	10,848	10.4
ARPU (EUR) (1)(4)	4.5	n.m.	2.0	2.3	2.5	1.8	148.3
Prepay	4.1	n.m.	1.8	2.1	2.3	1.5	137.6
Contract (2)	8.0	n.m.	3.5	4.0	4.2	3.7	185.5
Data ARPU (EUR) (3)(4)	2.1	n.m.	1.0	1.2	1.4	0.9	172.0
% non-SMS over data revenues	83.3%	n.m.	86.0%	87.0%	90.2%	91.8%	74.8 p.p.
Churn	2.0%	2.2%	2.3%	2.2%	2.1%	2.0%	(0.2 p.p.	)
Contract (2)	0.8%	0.9%	0.9%	0.7%	0.8%	0.8%	(0.1 p.p.	)

	Jan-Mar	Jan-Jun	Jan-Sep	Jan-Dec	Jan-Mar	Jan-Jun	% Chg Local Cur
Voice Traffic (Million minutes)	13,528	27,932	43,110	58,001	14,137	28,378	1.6
Data traffic (TB)	8,672	18,495	28,756	40,306	11,379	22,226	20.2
ARPU (EUR) (1)	4.5	2.2	2.1	2.2	2.5	2.1	133.3
Prepay	4.1	2.0	1.9	2.0	2.3	1.9	128.1
Contract (2)	8.0	3.8	3.7	3.8	4.2	4.0	149.8
Data ARPU (EUR) (3)	2.1	1.0	1.0	1.1	1.4	1.1	164.7
% non-SMS over data revenues	83.3%	84.0%	84.9%	85.6%	90.2%	91.1%	7.1 p.p.
Churn	2.0%	2.1%	2.2%	2.2%	2.1%	2.0%	(0.1 p.p.	)
Contract (2)	0.8%	0.8%	0.9%	0.8%	0.8%	0.8%	(0.1 p.p.	)

Notes:

•	After considering Venezuela as an hyperinflationary country, P&L and CapEx from the operations in the country are to be accounted at the closing exchange rate Bolivar Fuerte/Euro. The January-June 2016 consolidated financial statements use the exchange rate of the Venezuelan bolivar set at the denominated DICOM (628 Venezuelan bolivars fuertes per dollar).

•	ARPU: monthly average revenue divided by the monthly average accesses of the period.

•	Voice traffic is defined as minutes per access used on the company’s network, both outbound and inbound. Promotional traffic is included. Traffic not associated to the Company’s mobile customers (roaming-in, MVNOs, interconnection of third parties and other business lines) is included. Traffic volume non rounded.

•	Data traffic is defined as Terabytes used by the company customers, both upload and download (1TByte = 10^12 bytes). Promotional traffic is included. Traffic not associated to the Company’s mobile customers (roaming-in, MVNOs, interconnection of third parties and other business lines) is also included. Traffic volume non rounded.

(1)	For comparative purposes and in order to facilitate the interpretation of the year-on-year change versus 2015 results, the variation in local currency of the ARPU in Venezuela is reported excluding the impact of the hyperinflation adjustment.
(2)	Excludes M2M.
(3)	Does not include hyperinflation adjustment.
(4)	As a consequence of modifying the conversion of Venezuela June 2015 results to the exchange rate of 197 VEF/USD (SIMADI) vs. 50 VEF/USD (SICAD II) in the first quarter of 2015, ARPU figure in euros is “n.m.”

TELEFÓNICA CENTRAL AMERICA (1)

SELECTED FINANCIAL DATA

Unaudited figures (Euros in millions)

	January - June					April - June
	2016	2015	% Chg		Chg Local Cur	2016	2015	% Chg	Chg Local Cur
Revenues	447	435	2.6		4.1	220	221	(0.5)	3.2
Mobile service revenues	419	409	2.5		4.0	206	207	(0.6)	2.3
Data revenues	170	142	19.5		21.3	85	71	18.9	22.4
Handset revenues	29	27	5.7		7.4	15	15	1.3	4.2
OIBDA	110	109	1.7		3.6	57	56	1.9	6.0
OIBDA margin	24.7%	24.9%	(0.2 p.p.	)		25.9%	25.3%	0.6 p.p.
CapEx	67	66	0.1		1.6	35	46	(24.9)	(24.9)
Spectrum	—	—				—	—
OpCF (OIBDA-CapEx)	44	42	4.3		6.8	22	10	127.8	151.0

Note:

•	OIBDA is presented before management and brand fees.

(1)	Central America includes Guatemala, Panama, El Salvador, Nicaragua and Costa Rica.

ACCESSES

Unaudited figures (Thousands)

	2015				2016
	March	June	September	December	March	June	% Chg
Fixed telephony accesses (1)	556.4	555.6	561.2	567.8	567.0	573.5	3.2
Fixed Wireless	335.2	336.0	343.1	334.9	355.6	354.8	5.6
Internet and data accesses	4.4	4.7	4.9	5.1	5.4	5.6	19.9
Broadband	2.2	2.4	2.6	2.7	2.7	2.9	22.0
Mobile accesses	11,078.8	11,273.2	11,577.6	12,083.4	12,453.4	12,584.8	11.6
Prepay (2)	10,204.4	10,396.8	10,692.7	11,186.5	11,536.6	11,666.5	12.2
Contract	874.5	876.3	884.9	896.9	916.7	918.3	4.8
M2M	34.4	32.1	31.5	32.7	34.3	35.8	11.6

Total Accesses	11,639.7	11,833.5	12,143.8	12,656.3	13,025.7	13,163.9	11.2

(1)	Includes fixed wireless and VoIP accesses.
(2)	Includes prepay M2M accesses.

SELECTED MOBILE OPERATIONAL DATA

Unaudited figures

	2015				2016
	Q1	Q2	Q3	Q4	Q1	Q2	% Chg Local Cur
Voice Traffic (Million minutes)	6,851	6,938	6,896	7,247	6,939	7,024	1.2
Data traffic (TB)	5,628	6,648	7,587	9,948	10,960	12,295	84.9
ARPU (EUR)	5.8	5.9	6.0	5.7	5.6	5.3	(5.9)
Prepay	4.6	4.6	4.5	4.6	4.4	4.1	(8.2)
Contract (1)	21.1	21.8	24.2	20.1	22.4	22.8	8.4
Data ARPU (EUR)	2.1	2.1	2.5	2.3	2.3	2.2	9.1
% non-SMS over data revenues	76.5%	77.7%	80.5%	86.3%	84.3%	84.6%	7.8 p.p.
Churn	3.2%	3.5%	3.4%	3.6%	3.2%	3.4%	(0.0 p.p.	)
Contract (1)	1.6%	1.6%	1.4%	1.5%	1.3%	1.2%	(0.4 p.p.	)

	Jan-Mar	Jan-Jun	Jan-Sep	Jan-Dec	Jan-Mar	Jan-Jun	% Chg Local Cur
Voice Traffic (Million minutes)	6,851	13,790	20,686	27,933	6,939	13,962	1.3
Data traffic (TB)	5,628	12,276	19,863	29,812	10,960	23,256	89.4
ARPU (EUR)	5.8	5.9	5.9	5.8	5.6	5.5	(5.0)
Prepay	4.6	4.6	4.5	4.6	4.4	4.2	(6.8)
Contract (1)	21.1	21.4	22.4	21.8	22.4	22.9	8.5
Data ARPU (EUR)	2.1	2.1	2.2	2.2	2.3	2.3	8.6
% non-SMS over data revenues	76.5%	77.1%	78.4%	80.6%	84.3%	84.5%	7.8 p.p.
Churn	3.2%	3.3%	3.3%	3.4%	3.2%	3.3%	(0.0 p.p.	)
Contract (1)	1.6%	1.6%	1.5%	1.5%	1.3%	1.3%	(0.3 p.p.	)

Notes:

•	ARPU: monthly average revenue divided by the monthly average accesses of the period.

•	Voice traffic is defined as minutes per access used on the company’s network, both outbound and inbound. Promotional traffic is included. Traffic not associated to the Company’s mobile customers (roaming-in, MVNOs, interconnection of third parties and other business lines) is included. Traffic volume non rounded.

•	Data traffic is defined as Terabytes used by the company customers, both upload and download (1TByte = 10^12 bytes). Promotional traffic is included. Traffic not associated to the Company’s mobile customers (roaming-in, MVNOs, interconnection of third parties and other business lines) is also included. Traffic volume non rounded.

(1)	Excludes M2M.

TELEFÓNICA ECUADOR

SELECTED FINANCIAL DATA

Unaudited figures (Euros in millions)

	January - June				April - June
	2016	2015	% Chg	Chg Local Cur	2016	2015	% Chg	Chg Local Cur
Revenues	280	297	(5.9)	(5.8)	135	149	(9.0)	(6.8)
Mobile service revenues	258	266	(3.1)	(3.1)	124	133	(6.2)	(4.0)
Data revenues	103	96	7.8	7.8	51	50	0.5	2.7
Handset revenues	22	31	(29.2)	(29.1)	11	16	(31.9)	(30.3)
OIBDA	83	97	(14.4)	(14.4)	38	45	(15.3)	(13.1)
OIBDA margin	29.7%	32.7%	(3.0 p.p. )		28.3%	30.4%	(2.1 p.p. )
CapEx	30	174	(82.6)	(82.6)	18	28	(35.8)	(31.7)
Spectrum	—	135			—	1
OpCF (OIBDA-CapEx)	53	(76)	c.s.	c.s.	20	17	17.9	14.1

•	OIBDA is presented before management and brand fees.

ACCESSES

Unaudited figures (Thousands)

	2015				2016
	March	June	September	December	March	June	% Chg
Mobile accesses	4,675.3	4,545.3	4,355.5	4,000.9	4,009.1	4,174.1	(8.2)
Prepay	3,545.6	3,380.8	3,135.8	2,738.8	2,759.3	2,886.4	(14.6)
Contract	1,129.7	1,164.6	1,219.7	1,262.2	1,249.8	1,287.7	10.6
M2M	173.3	182.7	191.5	196.4	184.2	186.5	2.1
Fixed Wireless	48.1	43.8	36.7	33.4	36.2	37.7	(13.9)

Total Accesses	4,723.4	4,589.1	4,392.1	4,034.4	4,045.3	4,211.8	(8.2)

SELECTED MOBILE OPERATIONAL DATA

Unaudited figures

	2015				2016
	Q1	Q2	Q3	Q4	Q1	Q2	% Chg Local Cur
Voice Traffic (Million minutes)	2,852	2,970	3,018	3,081	2,955	3,137	5.6
Data traffic (TB)	1,786	2,213	2,950	3,857	4,303	4,902	121.5
ARPU (EUR)	8.3	8.9	9.3	10.1	10.4	9.5	9.8
Prepay	4.6	4.8	5.2	5.6	5.7	4.9	3.9
Contract (1)	24.5	24.6	23.8	24.1	24.2	22.9	(5.1)
Data ARPU (EUR)	3.0	3.6	3.8	4.3	4.2	4.0	15.0
% non-SMS over data revenues	82.5%	85.1%	85.8%	87.8%	88.7%	89.4%	4.2 p.p.
Churn	5.7%	4.6%	5.3%	4.6%	4.4%	4.0%	(0.7 p.p.	)
Contract (1)	1.6%	1.5%	1.5%	1.5%	1.9%	1.1%	(0.4 p.p.	)

	Jan-Mar	Jan-Jun	Jan-Sep	Jan-Dec	Jan-Mar	Jan-Jun	% Chg Local Cur
Voice Traffic (Million minutes)	2,852	5,822	8,840	11,921	2,955	6,093	4.7
Data traffic (TB)	1,786	3,999	6,949	10,806	4,303	9,205	130.2
ARPU (EUR)	8.3	8.6	8.8	9.1	10.4	10.0	16.1
Prepay	4.6	4.7	4.9	5.0	5.7	5.3	12.8
Contract (1)	24.5	24.6	24.3	24.3	24.2	23.5	(4.3)
Data ARPU (EUR)	3.0	3.3	3.4	3.6	4.2	4.1	26.3
% non-SMS over data revenues	82.5%	83.9%	84.5%	85.5%	88.7%	89.0%	5.2 p.p.
Churn	5.7%	5.2%	5.2%	5.1%	4.4%	4.2%	(1.0 p.p.	)
Contract (1)	1.6%	1.6%	1.5%	1.5%	1.9%	1.3%	(0.3 p.p.	)

Notes:

•	ARPU: monthly average revenue divided by the monthly average accesses of the period.

•	Voice traffic is defined as minutes per access used on the company’s network, both outbound and inbound. Promotional traffic is included. Traffic not associated to the Company’s mobile customers (roaming-in, MVNOs, interconnection of third parties and other business lines) is included. Traffic volume non rounded.

•	Data traffic is defined as Terabytes used by the company customers, both upload and download (1TByte = 10^12 bytes). Promotional traffic is included. Traffic not associated to the Company’s mobile customers (roaming-in, MVNOs, interconnection of third parties and other business lines) is also included. Traffic volume non rounded.

(1)	Excludes M2M.

TELEFÓNICA URUGUAY

SELECTED FINANCIAL DATA

Unaudited figures (Euros in millions)

	January - June				April - June
	2016	2015	% Chg	Chg Local Cur	2016	2015	% Chg	Chg Local Cur
Revenues	106	126	(15.8)	3.1	52	61	(14.5)	2.8
Mobile service revenues	99	118	(16.2)	2.6	48	57	(15.0)	2.1
Data revenues	51	51	(0.3)	22.1	26	26	2.6	23.5
Handset revenues	7	8	(10.6)	9.5	4	4	(7.3)	11.5
OIBDA	37	44	(16.3)	3.1	17	20	(12.5)	4.8
OIBDA margin	34.8%	35.0%	(0.2 p.p. )		33.4%	32.7%	0.7 p.p.
CapEx	9	14	(36.6)	(22.3)	6	6	(0.4)	18.4
Spectrum	—	—			—	—
OpCF (OIBDA-CapEx)	28	30	(7.1)	14.7	12	14	(17.5)	(0.8)

•	OIBDA is presented before management and brand fees.

ACCESSES

Unaudited figures (Thousands)

	2015				2016
	March	June	September	December	March	June	% Chg
Mobile accesses	1,912.5	1,844.1	1,786.1	1,752.3	1,727.7	1,709.2	(7.3)
Prepay	1,305.3	1,228.4	1,148.7	1,092.3	1,051.2	1,032.7	(15.9)
Contract	607.1	615.7	637.4	660.0	676.5	676.5	9.9
M2M	43.7	47.8	52.3	53.7	56.9	65.0	36.1

Total Accesses	1,912.5	1,844.1	1,786.1	1,752.3	1,727.7	1,709.2	(7.3)

SELECTED MOBILE OPERATIONAL DATA

Unaudited figures

	2015				2016
	Q1	Q2	Q3	Q4	Q1	Q2	% Chg Local Cur
Voice Traffic (Million minutes)	1,242	1,140	1,167	1,175	1,068	1,082	(5.2)
Data traffic (TB)	1,704	1,937	2,345	2,682	3,233	3,530	82.3
ARPU (EUR)	10.0	9.8	9.5	9.8	9.3	9.2	13.6
Prepay	4.5	4.6	4.4	4.6	4.3	4.1	6.6
Contract (1)	23.2	22.2	20.8	20.2	18.8	18.7	1.4
Data ARPU (EUR)	4.5	4.5	4.4	4.6	4.8	5.1	36.9
% non-SMS over data revenues	67.3%	67.5%	70.0%	69.0%	78.0%	81.3%	13.8 p.p.
Churn	1.4%	3.0%	3.0%	2.7%	2.5%	2.1%	(0.9 p.p. )
Contract (1)	0.7%	0.7%	0.9%	0.7%	0.7%	1.5%	0.8 p.p.

	Jan-Mar	Jan-Jun	Jan-Sep	Jan-Dec	Jan-Mar	Jan-Jun	% Chg Local Cur
Voice Traffic (Million minutes)	1,242	2,383	3,550	4,725	1,068	2,149	(9.8)
Data traffic (TB)	1,704	3,641	5,986	8,668	3,233	6,763	85.8
ARPU (EUR)	10.0	9.9	9.8	9.8	9.3	9.3	14.7
Prepay	4.5	4.6	4.5	4.5	4.3	4.2	11.9
Contract (1)	23.2	22.7	22.1	21.6	18.8	18.8	1.2
Data ARPU (EUR)	4.5	4.5	4.5	4.5	4.8	4.9	34.6
% non-SMS over data revenues	67.3%	67.4%	68.3%	68.5%	78.0%	79.7%	12.3 p.p.
Churn	1.4%	2.2%	2.5%	2.5%	2.5%	2.3%	0.1 p.p.
Contract (1)	0.7%	0.7%	0.8%	0.7%	0.7%	1.1%	0.4 p.p.

Notes:

•	ARPU: monthly average revenue divided by the monthly average accesses of the period.

•	Voice traffic is defined as minutes per access used on the company’s network, both outbound and inbound. Promotional traffic is included. Traffic not associated to the Company’s mobile customers (roaming-in, MVNOs, interconnection of third parties and other business lines) is included. Traffic volume non rounded.

•	Data traffic is defined as Terabytes used by the company customers, both upload and download (1TByte = 10^12 bytes). Promotional traffic is included. Traffic not associated to the Company’s mobile customers (roaming-in, MVNOs, interconnection of third parties and other business lines) is also included. Traffic volume non rounded.

(1)	Excludes M2M.

07

ADDENDA

Key Holdings of the Telefónica Group

% Stake
TELEFÓNICA ESPAÑA
Telefónica de España	100.0
Telefónica Móviles España	100.0
Telyco	100.0
Iberbanda	100.0
Acens Technologies	100.0
Tuenti	100.0
Telefónica Servicios Integrales de Distribución	100.0
DTS, Distribuidora de Televisión Digital	100.0
TELEFÓNICA UK	100.0
TELEFÓNICA DEUTSCHLAND	63.2
TELEFÓNICA BRASIL	73.7
TELEFÓNICA HISPANOAMÉRICA
Telefónica de Argentina	100.0
Telefónica Móviles Argentina	100.0
Telefónica Móviles Chile	100.0
Telefónica Móviles México	100.0
Telefónica Venezuela	100.0
Telefónica Ecuador	100.0
Telefónica Móviles Uruguay	100.0
Telefónica Costa Rica	100.0
Telefónica del Perú	98.6
Telefónica Chile	97.9
Telefónica Colombia	67.5
Telefónica Móviles El Salvador	60.0
Telefónica Móviles Guatemala	60.0
Telefonía Celular Nicaragua	60.0
Telefónica Móviles Panamá	60.0

% Stake
OTHER STAKES
Telefónica de Contenidos	100.0
Telxius Telecom S.A.U	100.0
Telefónica Digital	100.0
Mediaset Premium	11.1
China Unicom (1)	2.5
BBVA	0.7
Indra (2)	2.9
Prisa (3)	13.1

(1)	As of 10 July 2016 Telefónica, S.A. proceeded with the sale of 1.51% of the share capital of the China Unicom. Telefónica maintains a stake close to 1% in the Company.
(2)	As of 22 July 2016, stake communicated to CNMV.
(3)	As of 19 February 2016, stake communicated to CNMV.

Changes to the Perimeter

In the first six months of 2016 the following changes have been made to the perimeter of consolidation:

•	In February, Telxius was created, a new global company which brings together selected infrastructure assets of the Group, including mobile telecommunications towers as well as the Group’s international submarine fibre optic cable.

Since its creation and over the coming months, a number of newly created companies, including the aforementioned assets, have been gradually integrated into Telxius.

DISCLAIMER

This document may contain forward-looking statements regarding intentions, expectations or forecasts related to the Telefónica Group (hereinafter, the “Company” or “Telefónica”). These statements may include financial forecasts and estimates based on assumptions or statements regarding plans, objectives and expectations that make reference to different matters, such as the customer base and its evolution, growth of the different business lines and of the global business, the market share, possible acquisitions, divestitures or other transactions, Company results and other aspects related to the activity and situation of the Company.

The forward-looking statements can be identified, in certain cases, through the use of words such as “expectation”, “anticipation”, “purpose”, “belief” or similar expressions, or the corresponding negative forms, or through the own predictive nature of all issues referring to strategies, plans or intentions. These forward-looking statements or forecasts reflect the current views of Telefónica with respect to future events, do not represent, by their own nature, any guarantee of future fulfilment, and are subject to risks and uncertainties that could cause the final developments and results to differ substantially from the ones put forward through these intentions, expectations or forecasts. These risks and uncertainties include those identified in the documents containing more comprehensive information filed by Telefónica before the different supervisory Authorities of the securities markets in which its shares are listed and, in particular, the Spanish National Securities Market Commission.

The content of this document must be taken into account by any individual or entity who may have to purchase and sell, or elaborate or disseminate opinions related to any securities issued by the Company, and, in particular, by analysts and investors. Except as required by applicable laws, Telefónica does not assume any obligation to publicly update these statements to adapt them to events or circumstances taking place after this document, including changes in the Company’s business, in its business development strategy or any other unexpected circumstance.

This document may contain summarized or non-audited financial information. The information contained herein should therefore be considered as a whole and in conjuction with all the public information regarding the Company available, including, if any, other documents released by the Company that may contain more detailed information.

Finally, it is hereby stated that neither this document or any of its contents constitutes an offer to purchase, sale or exchange any securities, a solicitation of any offer to purchase, sale or exchange of securities, or a recommendation or advice regarding any security.

Investor Relations Distrito Telefónica—Ronda de la Comunicación, s/n 28050 Madrid (Spain) Telephone: +34 91 482 87 00 Fax: +34 91 482 85 99

Pablo Eguirón (pablo.eguiron@telefonica.com) Isabel Beltrán (i.beltran@telefonica.com) ir@telefonica.com www.telefonica.com/accionistaseinversores

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Telefónica, S.A.

Date: July 28, 2016	By:	/s/ Miguel Escrig Meliá
Name: Miguel Escrig Meliá
Title: Chief Financial Officer